GDH 廣南(集團)有限公司
香港干諾道西167號天津大廈15樓
GUANGNAN (HOLDINGS) LIMITED
15/F., Tianjin Building, 167 Connaught Road West, H.K.
Tel: (852) 2828 3938   Fax: (852) 2583 9288

04 JAN -5 AM 7:21

30 December, 2003   By Courier

The U.S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3099
Office of International Corporate
Mail Stop 3-7
Washington D. C. 20549

Exemption No. 82-5425

04012220

04 JAN -5 AM 7:21

Dear Sirs,

82-4725

SUPPL

Re: Guangnan (Holdings) Limited
12g3-2(b)   Exemption No. ~~82-5425~~

In relation to Guangnan (Holdings) Limited, a company incorporated in Hong Kong, please find furnished herewith the below documents from June to December 2003 pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 :

(1) Interim Report:

- 2003 Interim Report

(2) Press Announcements:

- Connected Transaction   1 September 2003
- Announcement of Interim Results   15 September 2003

(3) Notice Pursuant to Securities and Futures Ordinance

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

(a) *Director Notice – Form 3A*

- Mr. Liang Jiang : 24 September, 2003, 9 October 2003 and 20 October 2003
- Mr. Li Xiangbin : 16 September 2003

(b) *Director Notice – Form 3B*

- Mr. Liang Jiang : 19 June 2003, 14 July 2003,17 July 2003, 29 July 2003, 6 August 2003, 7 August 2003 and 20 October 2003
- Ms. Liang Jianqin : 9 January, 2003, 16 January 2003, 17 January 2003, 29 January 2003, 26 June 2003 and 16 September 2003

dlw 1/20

GDH 廣南(集團)有限公司
香港干諾道西167號天津大廈15樓
GUANGNAN (HOLDINGS) LIMITED
15/F., Tianjin Building, 167 Connaught Road West, H.K.
Tel: (852) 2828 3938 Fax: (852) 2583 9288

(c) *Corporate Substantial Shareholder Notice - Form 2*

- Guangdong Yue Gang Investment Holdings Company Limtied : 6 December 2003, 19 December 2003, 22 December 2003 and 22 December 2003
- GDH Limited : 6 December 2003, 19 December 2003, 22 December 2003 and 22 December 2003
- Richway Resources Limted : 6 December 2003

(5) Statutory Returns filed with Hong Kong Companies Registry :

- Annual Return dated 18 June 2003
- Three sets of Form D2 dated 22 September 2003, 12 November 2003 and 13 November 2003
- Two sets of Form SC1 dated 16 September 2003 and 11 November 2003

(6) Monthly Return on Movement of Listed Equity Securities (Form I) for the months ended 30 June 2003 to 30 November 2003

For and on behalf of
GUANGNAN (HOLDINGS) LIMITED

Lorraine Cheung
Company Secretary

Encl.

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

Interim Report 2003

CONTENTS

CORPORATE INFORMATION

Board of Directors

Executive Directors

LIANG Jiang *(Chairman)*
LI Xiangbin
HUI Wai Man, Lawrence

Non-executive Directors

LUO Fanyu
LIANG Jianqin

Independent Non-executive Directors

Gerard Joseph McMAHON
TAM Wai Chu, Maria
LI Kar Keung, Caspar

Company Secretary

CHEUNG Mo Ching

Registered Office

15th Floor, Tianjin Building
167 Connaught Road West
Hong Kong

Auditors

KPMG
Certified Public Accountants
8th Floor, Prince's Building
10 Chater Road
Central
Hong Kong

Share Registrar

Computershare Hong Kong Investor
Services Limited
Rooms 1712-1716
17th Floor, Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

Principal Bankers

Nanyang Commercial Bank, Limited
Standard Chartered Bank

The Board of Directors of Guangnan (Holdings) Limited (the "Company") is pleased to announce the unaudited consolidated interim results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2003 together with comparative figures. The results have been reviewed by the Company's auditors, KPMG, and the Company's audit committee.

INTERIM RESULTS

(Expressed in Hong Kong dollars)

Consolidated profit and loss account for the six months ended 30 June 2003 – unaudited

		Six months ended 30 June	
		2003	2002
	Note	***$'000***	*$'000*
Turnover	2	**745,165**	892,392
Cost of sales		**(669,260)**	(787,329)
Gross profit		**75,905**	105,063
Other revenue		**8,475**	7,872
Other net income		**180**	1,301
Distribution costs		**(16,523)**	(28,188)
Administrative expenses		**(28,911)**	(27,781)
Other operating expenses		**(5,154)**	(3,815)
Profit from operations		**33,972**	54,452
Non-operating income	*3*	**10,647**	16,143
Finance costs	*4(a)*	**(3,945)**	(6,203)
Share of profits less losses of associates		**9,513**	105
Profit from ordinary activities before taxation	*4*	**50,187**	64,497
Taxation	*5*	**(3,428)**	(6,125)
Profit from ordinary activities after taxation		**46,759**	58,372
Minority interests		**(1,698)**	(2,299)
Profit attributable to shareholders		**45,061**	56,073
Transfer to other reserve		**8,922**	1,198
Earnings per share			
Basic	*6(a)*	**0.50 cents**	0.62 cents
Diluted	*6(b)*	**0.49 cents**	0.59 cents
Interim dividend		**Nil**	Nil

The notes on pages 8 to 16 form part of this interim financial report.

Consolidated balance sheet at 30 June 2003 – unaudited
(Expressed in Hong Kong dollars)

	Note	At 30 June 2003 $'000	At 31 December 2002 $'000
Non-current assets			
Fixed assets			
– Investment properties		**178,754**	178,048
– Other property, plant and equipment		**212,981**	216,662
		391,735	394,710
Interest in associates		**160,574**	151,264
Investment securities		**540**	1,079
Deferred tax assets		**7,907**	5,764
Negative goodwill		**(17,970)**	(18,693)
		542,786	534,124
Current assets			
Inventories		**72,403**	66,683
Trade and other receivables	7	**125,539**	116,423
Other securities		**3,095**	2,813
Cash and cash equivalents		**262,598**	243,010
		463,635	428,929
Current liabilities			
Interest-bearing borrowings		**63,620**	59,012
Trade and other payables	8	**282,183**	288,724
Taxation		**5,940**	8,144
		351,743	355,880
Net current assets		**111,892**	73,049
Total assets less current liabilities		**654,678**	607,173

Consolidated balance sheet at 30 June 2003 – unaudited *(continued)*
(Expressed in Hong Kong dollars)

	Note	At 30 June 2003 $'000	At 31 December 2002 $'000
Non-current liabilities			
Convertible notes	9	**80,000**	80,000
Deferred taxation		**9,360**	–
Shareholder's loan to a subsidiary contributed by a minority shareholder		**12,189**	12,186
		101,549	92,186
Minority interests		**17,706**	20,123
		535,423	494,864
Capital and reserves			
Share capital	10	**899,833**	899,833
Reserves		**(364,410)**	(404,969)
		535,423	494,864

The notes on pages 8 to 16 form part of this interim financial report.

Consolidated Statement of Changes in Equity for the six months ended 30 June 2003 – unaudited
(Expressed in Hong Kong dollars)

	Six months ended 30 June 2003 $'000	Six months ended 30 June 2002 $'000
Shareholders' equity at 1 January	**494,864**	354,974
Recognition of deferred tax of investment properties revaluation reserve	**(4,629)**	–
Exchanges differences arising on translation of the PRC subsidiaries and associates	**127**	34
Net gains not recognised in the profit and loss account	**(4,502)**	34
Profit attributable to shareholders	**45,061**	56,073
Issue of share capital	**–**	8,223
	45,061	64,296
Shareholders' equity at 30 June	**535,423**	419,304

The notes on pages 8 to 16 form part of this interim financial report.

Condensed Consolidated Cash Flow Statement for the six months ended 30 June 2003 – unaudited

(Expressed in Hong Kong dollars)

	Six months ended 30 June	
	2003	2002
	$'000	*$'000*
Net cash from operating activities	**16,128**	10,232
Net cash (used in)/from investing activities	**(1,129)**	5,988
Net cash from/(used in) financing activities	**4,589**	(41,779)
Increase/(decrease) in cash and cash equivalents	**19,588**	(25,559)
Cash and cash equivalents at 1 January	**243,010**	228,001
Cash and cash equivalents at 30 June	**262,598**	202,442

The notes on pages 8 to 16 form part of this interim financial report.

Notes on the unaudited interim financial report

(Expressed in Hong Kong dollars)

1. Basis of preparation

This interim financial report is unaudited, but has been reviewed by KPMG in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports", issued by the Hong Kong Society of Accountants ("HKSA"). KPMG's independent review report to the board of directors is included on page 17.

The interim financial report has been prepared in accordance with the requirements of the Main Board Listing Rules of The Stock Exchange of Hong Kong Limited, including compliance with Statement of Standard Accounting Practice 25 "Interim financial reporting" issued by the HKSA.

The financial information relating to the financial year ended 31 December 2002 included in the interim financial report does not constitute the Company's statutory financial statements for that financial year but is derived from those financial statements. Statutory financial statements for the year ended 31 December 2002 are available from the Company's registered office. The auditors have expressed an unqualified opinion on those financial statements in their report dated 11 April 2003.

The same accounting policies adopted in the financial statements for the year ended 31 December 2002 have been applied to the interim financial report, except as disclosed in note 1(a) below.

(a) Deferred taxation

In prior years, deferred tax liabilities were provided using the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure, which were expected with reasonably probability to crystallise in the foreseeable future. Deferred tax assets were not recognised unless their realisation was assured beyond reasonable doubt. With effect from 1 January 2003, in order to comply with Statement of Standard Accounting Practice 12 (revised) issued by the HKSA, the Group adopted a new policy for deferred taxation as follows:

Deferred tax assets and liabilities arise from deductible and taxable temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the tax bases respectively. Deferred tax assets also arise from unused tax losses and unused tax credits.

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised. The limited exceptions are temporary differences arising from goodwill not deductible for tax purposes and the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and temporary differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the Group controls the timing of reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.

The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profit will be available.

The new accounting policy has been adopted prospectively as the effect of this change in accounting policy is not material and, therefore, the opening balances have not been restated.

2. Segment reporting

Segment information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the Group's internal financial reporting.

Business segments

The Group comprises the following main business segments:

Tinplating	:	Production and sales of tin-plate and related products which are used as packaging materials for the food processing manufacturers
Live and fresh foodstuffs distribution	:	Distribution of live and fresh foodstuffs
Feed production and livestock farming	:	Production and trading of feeds, pig rearing and distribution
Foodstuffs trading	:	Purchase and sale of foodstuffs
Property leasing	:	Leasing of properties to generate rental income

	Tinplating $'000	Live and fresh foodstuffs distribution $'000	Feed production and livestock farming $'000	Foodstuffs trading $'000	Property leasing $'000	Inter-segment elimination $'000	Unallocated $'000	Consolidated $'000
Period ended 30 June 2003								
Revenue from external customers	275,913	342,731	81,790	29,412	15,319	-	-	745,165
Inter-segment revenue	524	-	-	-	-	(524)	-	-
Other revenue from external customers	-	-	-	-	-	-	6,171	6,171
Total	276,437	342,731	81,790	29,412	15,319	(524)	6,171	751,336
Segment result and contributions from operations	31,738	4,494	(7,456)	685	10,792			40,253
Unallocated operating income and expenses								(6,281)
Profit from operations								33,972
Finance costs								(3,945)
Share of profits less losses of associates	-	(67)	-	-	-	-	9,580	9,513
Non-operating income								10,647
Taxation								(3,428)
Minority interests								(1,698)
Profit attributable to shareholders								45,061

2. **Segment reporting** *(continued)*

Business segments (continued)

	Tinplating	Live and fresh foodstuffs distribution	Feed production and livestock farming	Foodstuffs trading	Property leasing	Inter-segment elimination	Unallocated	Consolidated
	$'000	*$'000*	*$'000*	*$'000*	*$'000*	*$'000*	*$'000*	*$'000*
Period ended 30 June 2002								
Revenue from external customers	264,091	503,541	67,357	44,748	12,655	-	-	892,392
Inter-segment revenue	456	-	-	-	-	(456)	-	-
Other revenue from external customers	-	-	-	-	-	-	7,872	7,872
Total	264,547	503,541	67,357	44,748	12,655	(456)	7,872	900,264
Segment result	37,518	6,576	1,251	1,016	8,972			55,333
Inter-segment transactions	(177)	-	-	-	177			-
Contributions from operations	37,341	6,576	1,251	1,016	9,149			55,333
Unallocated operating income and expenses								(881)
Profit from operations								54,452
Finance costs								(6,203)
Share of profits less losses of associates	-	2	-	107	-	-	(4)	105
Non-operating income								16,143
Taxation								(6,125)
Minority interests								(2,299)
Profit attributable to shareholders								56,073

Geographical segments

The Group's business takes place in two principal economic environments. Hong Kong is the major market for live and fresh foodstuffs distribution, whereas the People's Republic of China (other than Hong Kong) (the "PRC") is the major market for most of the Group's other businesses. In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers.

	Group turnover Six months ended 30 June	
	2003	2002
	$'000	*$'000*
Hong Kong	**365,796**	531,815
The PRC	**372,042**	343,289
Others	**7,327**	17,288
	745,165	892,392

3. Non-operating income

	Six months ended 30 June 2003 $'000	2002 $'000
Recovery of bad and doubtful debts *(note)*	**10,647**	16,143

Note: The amounts mainly represent the recovery of bad and doubtful debts previously written off or provided for as the recoverability was in doubt. During the period ended 30 June 2003, certain bad debts were recovered and the related write-off amounts of $10,647,000 (period ended 30 June 2002: previously provided for $16,143,000) were written back to the profit and loss account accordingly.

4. Profit from ordinary activities before taxation

Profit from ordinary activities before taxation is arrived at after charging/(crediting):

	Six months ended 30 June 2003 $'000	2002 $'000
(a) Finance costs:		
Interest on bank advances and other borrowings repayable within 5 years	**2,160**	2,130
Interest on convertible notes	**1,785**	4,073
	3,945	6,203
(b) Staff costs:		
Net contributions to/(refunded from) defined contribution plan	**624**	(571)
Salaries, wages and other benefits	**20,753**	25,347
	21,377	24,776
(c) Other items:		
Depreciation	**4,572**	7,045
Amortisation of negative goodwill	**(723)**	(835)
Dividend income		
– unlisted securities	**–**	(72)
– listed securities	**(143)**	(401)
Interest income	**(2,161)**	(2,278)
Loss/(profit) on sale of investment/other securities	**236**	(1,224)
Net unrealised gains on other securities carried at fair value	**(282)**	(77)
Operating lease charges in respect of properties rentals	**509**	449
Rentals receivable from investment properties less direct outgoings of $1,948,000 (period ended 30 June 2002: $1,240,000)	**(14,125)**	(12,411)

5. Taxation

Taxation in the consolidated profit and loss account represents:

	Six months ended 30 June 2003 $'000	Six months ended 30 June 2002 $'000
Current tax – Provision for Hong Kong Profits Tax		
Provision for Hong Kong Profits Tax at 17.5% (period ended 30 June 2002: 16%) on the estimated assessable profits for the period	**618**	811
Over-provision in respect of prior years	**–**	(140)
	618	671
Current tax – PRC Income Tax		
Tax for the period	**5,054**	5,343
Under-provision in respect of prior years	**480**	–
	5,534	5,343
Deferred tax		
Origination and reversal of temporary differences	**6,353**	–
Effect of increase in tax rate on deferred tax balances	**(4,009)**	–
	2,344	–
Share of associates' taxation	**(5,068)**	111
	3,428	6,125

Income tax for subsidiaries established and operating in other places within the PRC is calculated based on the applicable rates of income tax ruling in the relevant provinces or economic zones in the PRC.

The effect of increase in tax rate on deferred tax balances relates to the anticipated change in tax rates applicable to certain PRC subsidiaries of the Group according to the expected manner of realisation of the respective temporary timing differences.

In addition to the amount charged to the consolidated profit and loss account, deferred tax attributable to the Group relating to the revaluation of its investment properties amounted to $4,629,000 during the period has been charged directly to equity.

6. Earnings per share

(a) Basic earnings per share

The calculation of basic earnings per share is based on the profit attributable to shareholders of $45,061,000 (period ended 30 June 2002: $56,073,000) and the weighted average of 8,998,333,000 (period ended 30 June 2002: 8,995,294,000) ordinary shares in issue during the period.

(b) Diluted earnings per share

The calculation of diluted earnings per share for the period ended 30 June 2003 is based on the adjusted profit attributable to ordinary shareholders of $46,846,000 (period ended 30 June 2002: $60,146,000) and the weighted average number of ordinary shares of 9,514,462,000 shares (period ended 30 June 2002: 10,225,301,000) after adjusting for the effects of all dilutive potential ordinary shares.

7. Trade and other receivables

Included in trade and other receivables are trade debtors and bills receivable (net of provision for bad and doubtful debts) with the following ageing analysis based on invoice date:

	At 30 June 2003 $'000	At 31 December 2002 $'000
Within 1 month	**46,385**	40,931
1 to 3 months	**25,712**	37,712
More than 3 months but less than 12 months	**42,213**	22,599
More than 1 year but less than 2 years	**451**	104
	114,761	101,346

The Group maintains a defined policy with credit period ranging from advance payment to not more than 180 days (31 December 2002: 180 days).

8. Trade and other payables

Included in trade and other payables are trade creditors with the following ageing analysis:

	At 30 June 2003 $'000	At 31 December 2002 $'000
Due within 1 month or on demand	**53,176**	61,092
Due after 3 months but within 12 months	**–**	10
Over 1 year	**70**	70
	53,246	61,172

9. Convertible notes

On 3 December 2001, the Company issued convertible notes of $185,000,000 to Richway Resources Limited, a fellow subsidiary of the Company, as part of the consideration for acquisition of Zhongyue Industry Material Limited. The notes bear interest at a fixed rate of 4.5% per annum and are convertible into ordinary shares of the Company on any business day other than the period in which the register of members of the Company is closed or ten business days prior to the maturity date on 3 December 2006 at an initial conversion price of $0.155 per share, subject to adjustments in certain events.

At 30 June 2003, convertible notes of $80,000,000 were outstanding.

10. Share capital

	At 30 June 2003 Number of shares (thousand)	At 30 June 2003 $'000	At 31 December 2002 Number of shares (thousand)	At 31 December 2002 $'000
Authorised:				
Ordinary shares of $0.1 each	**15,000,000**	**1,500,000**	15,000,000	1,500,000
Issued and fully paid:				
At 1 January	**8,998,333**	**899,833**	8,943,333	894,333
Shares issued under share option scheme	**–**	**–**	55,000	5,500
At 30 June 2003/31 December 2002	**8,998,333**	**899,833**	8,998,333	899,833

(a) *Movements in share options*

	At 30 June 2003 Number	At 31 December 2002 Number
At 1 January	**176,000,000**	302,200,000
Exercised	**–**	(55,000,000)
Lapsed	**(125,000,000)**	(71,200,000)
At 30 June 2003/31 December 2002	**51,000,000**	176,000,000
Options vested at 30 June 2003/31 December 2002	**51,000,000**	176,000,000

In January 2002, options were exercised to subscribe for 55,000,000 ordinary shares of par value $0.1 each in the Company at a consideration of $8,223,000, of which $5,500,000 was credited to share capital and the remaining balance of $2,723,000 was credited to the share premium account.

(b) *Terms of unexpired and unexercised share options at balance sheet date*

Date of option granted	Period during which options exercisable	Exercise price per share	At 30 June 2003 Number	At 31 December 2002 Number
24/08/2001	26/11/2001 to 25/11/2006	$0.1495	**51,000,000**	176,000,000

11. Commitments

(a) Capital commitments outstanding at 30 June 2003 not provided for in the financial statements were as follows:

	At 30 June 2003 $'000	At 31 December 2002 $'000
Contracted for	**1,161**	1,348
Authorised but not contracted for	**2,825**	2,825
	3,986	4,173

(b) At 30 June 2003, the total future minimum lease payments under non-cancellable operating leases are payable as follows:

	At 30 June 2003 $'000	At 31 December 2002 $'000
Within 1 year	**601**	707
After 1 year but within 5 years	**576**	915
	1,177	1,622

The Group leases a number of properties under operating leases. The leases run for an initial period of one to three years, with an option to renew the lease when all terms are renegotiated. None of the leases includes contingent rentals.

(c) At 30 June 2003, the Company committed to provide finance of $6,489,000 (31 December 2002: $6,489,000) to an associate of the Group.

12. Litigations

During the six months ended 30 June 2003, the Group instigated litigation against a minority shareholder of a subsidiary in respect of amounts due to the Group totalling approximately $40,000,000. The Group has pledged an equivalent amount of bills receivable with an authorised bank in the PRC in order to obtain a guarantee issued in favour of the Group to the Dongguan Intermediate People's Court. Full provision has previously been made against the amounts due from the minority shareholder.

Management recognises that the debt collection to be important to the Group and will continue to commit reasonably sufficient resources in this regard. At this stage, the debt recovery work is still in progress, including appointing debt collection agents and making legal claims against certain debtors, in order to recover as much debt as possible.

13. Material related party transactions

(a) Material related party transactions during the period are summarised as follows:

	Note	Six months ended 30 June 2003 $'000	2002 $'000
Sales of goods to related companies	(i)	**2,123**	4,865
Purchases of goods from related companies	(i)	**14,560**	15,667
Interest income from an associate	(ii)	**846**	1,186
Management fee income from related companies		**–**	840
Commission paid to related companies		**718**	–
Interest on convertible notes payable to a fellow subsidiary	4(a)	**1,785**	4,073
Provision of electricity/water and leasing services to a fellow subsidiary		**1,535**	1,531

Notes:

(i) Related companies to/from which goods were sold and purchased included associates and minority shareholders of partly-owned subsidiaries.

(ii) In 1999, the Company entered into an unsecured shareholders' loan agreement with an associate, Yellow Dragon Food Industry Company Limited. Pursuant to the agreement, the Company advanced US$6,700,000 to the associate at an interest rate of 7.8% per annum. The amount is repayable in full in 5 years commencing from 1 January 2000 and the principal and interest shall be payable twice annually. At the balance sheet date, the outstanding loan and interest receivable from the associate amounted to $20,265,000 (31 December 2002: $25,507,000) and $852,000 (31 December 2002: $920,000) respectively.

(b) Material balances with related parties at 30 June 2003 are as follows:

	At 30 June 2003 $'000	At 31 December 2002 $'000
Convertible notes held by a fellow subsidiary *(note 9)*	**80,000**	80,000

Other balances with related parties at 30 June 2003 are included in amounts due from/to the respective parties in the balance sheet. These balances are interest free and have no fixed terms of repayment, except those disclosed in note (a)(ii) and (b) above.

14. Post balance sheet events

On 18 August 2003, the Group entered into a share transfer agreement with a party which is not connected with the Company for the disposal of the Group's 51% interest in Dongguan Guangnan Stock Development Co., Ltd. ("Dongguan Guangnan") at a consideration of Rmb5,000,000. According to the agreement, the transaction would be complete subject to fullfilment of certain conditions, including the receipt of the consideration in full and obtaining the necessary approvals from the PRC government authorities. A gain of approximately $9,600,000 is expected from the transaction.

KPMG

INDEPENDENT REVIEW REPORT TO THE BOARD OF DIRECTORS OF GUANGNAN (HOLDINGS) LIMITED
(Incorporated in Hong Kong with limited liability)

INTRODUCTION

We have been instructed by the Company to review the interim financial report set out on pages 3 to 16.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with the relevant provisions thereof and Statement of Standard Accounting Practice 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants. The interim financial report is the responsibility of, and has been approved by, the directors.

It is our responsibility to form an independent conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

REVIEW WORK PERFORMED

We conducted our review in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports" issued by the Hong Kong Society of Accountants. A review consists principally of making enquiries of the Group's management and applying analytical procedures to the interim financial report and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the interim financial report.

REVIEW CONCLUSION

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the period ended 30 June 2003.

KPMG
Certified Public Accountants
Hong Kong, 15 September 2003

INTERIM DIVIDEND

The Directors resolved not to declare the payment of interim dividend for the six months ended 30 June 2003 (period ended 30 June 2002: Nil).

BUSINESS REVIEW

In the first half of 2003, the Group conscientiously targeted its work towards improving management quality and operating system innovation, expediting the disposal of unhealthy assets and peripheral businesses, enhancing its competitiveness through business structure integration and further development of niche enterprises such as the tinplating operation; the Group also aimed at seeking new investment opportunities and actively promoted strategic transformation of enterprises. Therefore, we achieved relatively good operating results despite the unsatisfactory economy environment in the first half of this year.

During the period under review, the Group's turnover amounted to HK$745,165,000, representing a decrease of 16.5% compared with the corresponding period of last year. The main reasons for the decrease in turnover were the dramatic decrease of live and fresh foodstuffs agency business due to the change in policies of the PRC authority regarding state regulated quota management which resulted in the closure of the pond fish agency business, the effect of the outbreak of SARS in the first half of this year in Hong Kong, and the reduction in the foodstuffs trading after the opening up of the chilled chicken market towards the end of 2002 and the cessation of frozen meat trading operation. Except for the decrease in the business of live and fresh foodstuffs and foodstuffs trading which measured 31.9% and 34.3% respectively compared with the corresponding period of last year, tinplating, property leasing, feed production and livestock farming and associate companies business in the PRC all recorded increase. For the six months ended 30 June 2003, the Group had profit before tax of HK$50,187,000, down by 22.2% compared with the corresponding period of last year. The decrease was due to the businesses of live and fresh foodstuffs, foodstuffs trading, feed production and livestock farming and tinplating. The profit attributable to shareholders for the period was HK$45,061,000, down by 19.6% compared with the corresponding period of last year. The basic earnings per share is HK0.5 cents. The Board recommended no payment of interim dividend.

Tinplating

Tinplating operation was the core business and main contributor to profit for the Group. Shortage of steel plates in the first half of this year saw its production and sales volume decreased by 12.3% and 12.5% respectively when compared with the corresponding period of last year. Although the turnover recorded an increase through higher product prices, the operating profit dropped due to the effect of a greater price increase in steel plates and fuels; average gross profit margin dropped from 20.4% to 16.4% compared to the corresponding period of last year. From January to June, the turnover and operating profit of the tinplating operation amounted to HK$275,913,000 and HK$31,738,000 respectively, representing an increase of 4.5% and a decrease of 15.0% respectively compared to the corresponding period of last year. In order to mitigate the effect of the shortage of steel plates and price increase of raw materials on the tinplating operation results, the Group is currently taking measures to expand sourcing channels for steel plates, control power generating costs, scale up property leasing rates and carry out certain technical reform.

Faced with continuously expanding market prospect, the management believed that there are rooms for potential development of the tinplating business. As such, in order to bolster the development of the tinplating business and the PRC property leasing business, so as to increase the Group's competiveness and economic efficiency through strengthening resources realignment, the Group took the decision to merge Zhongshan Zhongyue Tinplate Industrial Co., Ltd. ("Zhongyue Tinplate") and Zhongshan Shan Hai Industrial Co., Ltd. ("Zhongshan Shan Hai"), with relevant merger documents being approved by the corresponding PRC government authorities.

BUSINESS REVIEW *(continued)*

Property Leasing

The Group's leasing properties include the factories and staff quarters of Zhongshan Shan Hai, the tinplating factories and equipment of Zhongyue Tinplate and the office property in Hong Kong. From January to June, the property leasing operation maintained steady growth. Revenue and operating profit from property leasing amounted to HK$15,319,000 and HK$10,792,000 respectively, up 21.1% and 18.0% compared to the corresponding period of last year.

Live and Fresh Foodstuffs Distribution

Subsequent to the State's Foreign Economic and Trade Department's deregulation of the pond-fish quota management and chilled fresh chicken and meat market on 1 January 2002 and the end of 2002 respectively, the pond-fish operation managed to sustain for one more year in 2002, after which the Company decided to terminate the pond-fish agency operation. As a result, the turnover decreased by HK$104,729,000 compared to that in the same period of last year. The relapse of the bird flu this February and the outbreak of SARS affected the live chicken operation, its turnover decreased by HK$62,382,000, as such, the turnover of live and fresh foodstuffs operation declined to HK$342,731,000, a decrease of 31.9%. Due to the significant drop in turnover, the commission income also decrease significantly. As a result, the operating profits decreased HK$2,082,000 or 31.7% compared to that in the same period of last year.

To prevent further deterioration of the live and fresh foodstuffs agency operation, the Group has taken positive steps to expand its non-policy regulated agency business and self-operating distribution business, proceeded with quantity-based profits underwriting incentives, significantly streamlined the staff, reduced various costs and expenditures, so as to minimize the impact as caused by the policy adjustment.

Trading of Foodstuffs

The trading of foodstuffs recorded a turnover of HK$29,412,000 this January to June, a decrease of 34.3% compared to that in the same period of last year, operating profit amounted to HK$685,000, a decrease of 32.6% compared to that in the same period of last year. The main reason for the decrease in turnover was that since the start of chilled chicken operation in December 2002, it replaced previous frozen poultry operation, and that the rice, amylaceous and egg powder operations also reported a significant drop. Frozen meat trading operation has ceased for the period while there was for the first half of 2002 also contributed to the reduction.

In order to cope with the continuing deflation in the Hong Kong consumer market and the keener competition in the foodstuffs trading operations, the Group is exploring new ideas to reform the foodstuffs trading operation.

BUSINESS REVIEW *(continued)*

Feed Production and Livestock Farming

During the first half, the feed production and livestock farming did not perform as expected. From January to June, turnover was HK$81,790,000. Despite the increase of 21.4% in turnover compared to that in the same period of last year, the operation recorded an operating loss of HK$7,456,000 compared to that in the same period of last year, this was due to sharp increase in provisions for credit sales and the significant increase in the number of pigs infected by diseases resulting in much lower export sales.

Based on the present operating conditions of the feed production and livestock farming operations, the Group performed an overall review on this business segment during the first half of this year. Given that livestock farming operations are subject to local environmental policies, farming conditions are worsening, together with increasing incidence and severity of pig disease together with intensifying competition in the feed market and greater overdue receivables due to the industry's practice to increase sales advances to finance customers, related potential operating risks are on the rise in the feed production and livestock farming operations. Accordingly, the Group determined to gradually divest its peripheral business of feed production and livestock farming operations. In May, a wholly-owned pig farm of the Group in Dongguan carried out a reform in its operation. Through open tender, current assets were disposed of and realized, premises and equipment were rented out. Pursuant to an agreement in August, the Group disposed of 51% shares of Dongguan Guangnan at a consideration of Rmb5,000,000. The divestment of the feed production business is also under consideration.

The Group believes further disposal of unhealthy assets and peripheral business is of benefit to the Group. It is necessary for the Group to achieve a successful business integration and strategic conversion towards its core business. As such, the Group can focus on its core industry business, and also to rebuild a competitive and solid operation system with improved management and returns of capital.

FINANCIAL POSITION

At 30 June 2003, the Group's total assets amounted to HK1,006,421,000 and total liabilities stood at HK$453,292,000 which were increased by HK$43,368,000 and HK$5,226,000, respectively as compared with that at 31 December 2002. The net current assets of the Group increased from HK$73,049,000 as at 31 December 2002 to HK$111,892,000 as at 30 June 2003 and the current ratio (current assets divided by current liabilities) edged up by 9.4% to 1.32 times. The Group's financial position has further enhanced since the last financial year-end date, indicating a continuous move towards improving results and paving the way for future business expansion.

Liquidity and Financial Resources

At 30 June 2003, the Group maintained cash balances of HK$262,598,000, up 8.1% from the cash balances as at 31 December 2002.

The Group's interest bearing borrowings are repayable on demand and carry interest at annual rates ranging from 6.0% to 7.6%. At the end of the period under review, the Group's interest bearing borrowings together with the convertible notes, totalled HK$143,620,000. Accordingly, the Group's gearing ratio, which was measured on the basis of the Group's total interest bearing borrowings and convertible notes over the shareholders' fund, was 26.8%, representing a decrease of 1.3% from that of 28.1% as at 31 December 2002.

As at 30 June 2003, the Group's total available credit facilities amounted to HK$126,044,000, of which HK$47,556,000 have been utilized. The unutilized banking facilities amounted to HK$78,488,000. With its cash holdings, recurring cash flow from its operations and available banking facility, the Group believes that it will have sufficient funds to meet its present operation requirements and to further develop its business in the foreseeable future.

FINANCIAL POSITION *(continued)*

Charges on Group's Assets

As mentioned in the annual report of the Company for the year ended 31 December 2002, certain land and buildings of a 51%-owned subsidiary in the PRC, namely Dongguan Guangnan, with gross carrying amount of HK$10,372,000, have been pledged to a bank for a loan of HK$8,479,000 granted to a minority shareholder of Dongguan Guangnan. A provision of HK$10,372,000 was made in the previous year.

At 30 June 2003, certain of the Group's fixed assets with net book value of HK$18,658,000 were pledged to secure general banking facilities amounting to HK$9,044,000 of the Group.

In addition, certain bills receivable of the Group amounting to approximately HK$40,000,000 as at 30 June 2003 has been pledged with an authorised bank in the PRC in order to obtain a guarantee issued in favour of the Group to the Dongguan Intermediate People's Court in a litigation against a minority shareholder of a subsidiary for recovering amounts due to the Group of an equivalent amount.

Exchange Rate Exposure

The Group's assets, liabilities and transactions were primarily denominated either in Hong Kong dollars, US dollars or Renminbi. As the exchange rates of Hong Kong dollars, US dollars or Renminbi were relatively stable during the period, the Group was not exposed to significant exchange risk.

EMPLOYEES AND REMUNERATION POLICIES

At 30 June 2003, the Group has a total of 684 employees, reduced by 124 as compared to the end of 2002, of whom 40 were based in Hong Kong and 644 were based in the PRC. The staff remuneration is determined in accordance with the responsibility for the post, workload, individual performance and prevailing industry practice. The Group implemented control on the total salaries of each subsidiary. At the same time, the "performance bonus" incentive scheme rewarded the management, key personnel and outstanding staff with bonus of a designated proportion based on the profit after taxation achieved. This incentive scheme mobilized the work enthusiasm of the broad ranks of staff members.

PROSPECT

During 2003 and the following year, the Group will focus on integration of structure to secure a reposition in development. With disposal of the livestock farming and feed production operations and non-controlled investments, the Group intends to introduce a further operating system reform in live and fresh foodstuffs distribution and foodstuffs trading and also to acquire industry project with potential. We will establish an industry system with tinplating as core business, aiming to enhance the Group's overall economic strength, profitability and competitiveness, and eventually improve the quality of assets and economic benefits.

AUDIT COMMITTEE

In compliance with the Code of Best Practice as set out in Appendix 14 of Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), the Company established an Audit Committee in July 1999. Members of the Audit Committee currently comprise three independent non-executive Directors of the Company.

Regular meetings were held by the Committee and it met three times in the first half of the year to review the Group's annual financial statements and the adequacy and effectiveness of the Group's internal control systems.

DIRECTORS' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at 30 June 2003, the interests and short positions of the Directors and chief executives of the Company in the shares, underlying shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO") which were required to be (i) notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which the Directors or the chief executives were taken or deemed to have under such provisions of the SFO); or (ii) recorded in the register kept by the Company pursuant to section 352 of the SFO; or (iii) notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies contained in the Listing Rules were as follows:

(I) Long positions in shares

(i) The Company

Name of Director	Number of ordinary shares held (personal interests)	Approximate % of issued share capital
Liang Jiang	1,800,000	0.020%
Li Xiangbin	1,000,000	0.011%

(ii) Guangdong Investment Limited

Name of Director	Number of ordinary shares held (personal interests)	Approximate % of issued share capital
Liang Jiang	310,000	0.006%
Liang Jianqin	150,000	0.002%

(iii) Guangdong Brewery Holdings Limited

Name of Director	Number of ordinary shares held (personal interests)	Approximate % of issued share capital
Liang Jiang	200,000	0.016%
Luo Fanyu	70,000	0.006%
Liang Jianqin	46,000	0.004%

(iv) Guangdong Tannery Limited

Name of Director	Number of ordinary shares held (personal interests)	Approximate % of issued share capital
Luo Fanyu	70,000	0.013%

DIRECTORS' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES *(Continued)*

(II) Long positions in options relating to ordinary shares of Guangdong Investment Limited

Name of Director	Date of share options granted'	Number of share options Held on 1 January 2003 '000	Number of share options Granted during the period '000	Exercisable period of share options	Total consideration paid for share options granted HK$	Price per share to be paid on exercise of share options HK$	During the period number of share options Exercised '000	Lapsed '000	Cancelled '000	Number of options held on 30 June 2003 '000
Liang Jianqin	16/03/98	450	-	17/09/98 to 16/09/03*	-	3.024	-	-	-	450
	10/08/01	400	-	11/02/02 to 10/02/07*	-	0.5312	400	-	-	-

* If the expiry day is not a business day in Hong Kong, the exercisable period shall end at the close of business on the last business day preceding that day.

Save as disclosed above and other than certain nominee shares in subsidiaries of the Company held by the Directors in trust for the Company, as at 30 June 2003, none of the Directors and chief executives of the Company had any interests or short positions in shares, underlying shares or debentures of the Company and any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be: (i) notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which the Directors or the chief executives were taken or deemed to have under such provisions of the SFO); or (ii) recorded in the register kept by the Company pursuant to section 352 of the SFO; or (iii) notified to the Company and the Stock Exchange pursuant to the Listing Rules.

SUBSTANTIAL SHAREHOLDERS

As at 30 June 2003, so far as is known to any Directors or chief executives of the Company, the following persons (other than Directors and chief executives of the Company) had interests or short positions in shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register kept by the Company under Section 336 of the SFO:

Name	Number of ordinary shares beneficially held	Approximate % of issued share capital	Long/short positions
廣東粵港投資控股有限公司 (Guangdong Yue Gang Investment Holdings Company Limited) ("Yue Gang") *(Note 1)*	5,875,293,712	65.29%	Long position
GDH Limited ("GDH") *(Note 2)*	5,875,293,712	65.29%	Long position
Richway Resources Limited ("Richway")	516,129,032	5.74%	Long position

Notes:

(1) The attributable interest which Yue Gang has in the Company is held through its 100 per cent. direct interest in GDH.

(2) The interest of GDH includes attributable interest held through its wholly-owned subsidiary, Richway, being 5.74 per cent. interest derived from equity derivatives.

Save as disclosed above, as at 30 June 2003, the Company has not been notified by any persons (other than Directors or chief executives of the Company) who had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register kept by the Company under Section 336 of the SFO.

SHARE OPTION SCHEME

The following share options were outstanding under the share option scheme adopted by the Company on 24 August 2001 during the period:

Category	Date of share options granted#	Number of share options: Held on 1 January 2003 '000	Number of share options: Granted during the period '000	Exercisable period of share options	Total consideration paid by each grantee for share options granted HK$	Price per share to be paid on exercise of share options HK$	During the period number of share options: Exercised '000	Lapsed '000	Cancelled '000	Number of options held on 30 June 2003 '000
Employees and other participants	24/08/01	176,000	-	26/11/01 to 25/11/06*	10	0.1495	-	125,000	-	51,000

\# The vesting period of the share options is from the date of grant until the commencement of the exercise period or the grantee's completion of half year's full time service with the Company or its subsidiaries, whichever is the later.

* If 25 November 2006 is not a business day in Hong Kong, the exercisable period shall end at the close of business on the last business day preceding that day.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the six months ended 30 June 2003, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

CODE OF BEST PRACTICE

None of the Directors is aware of any information that would reasonably indicate that the Company is not, or was not during the six months ended 30 June 2003, in compliance with the Code of Best Practice as set out in Appendix 14 of the Listing Rules, except that the non-executive Directors are not appointed for specific terms as they are subject to retirement by rotation and re-election at annual general meetings in accordance with the Company's Articles of Association.

By Order of the Board
Liang Jiang
Chairman

Hong Kong, 15 September 2003

04 JAN -5 AM 7:21

GDH

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

二零零三年中期報告

目錄

公司資料

董事會

執行董事

梁　江*(主席)*
李相彬
許偉文

非執行董事

羅蕃郁
梁劍琴

獨立非執行董事

Gerard Joseph McMAHON
譚惠珠
李嘉強

公司秘書

張慕貞

註冊辦事處

香港
干諾道西167號
天津大廈15樓

核數師

畢馬威會計師事務所
執業會計師
香港
中環
遮打道10號
太子大廈8樓

股份過戶登記處

香港中央證券登記有限公司
香港
灣仔
皇后大道東183號
合和中心17樓
1712-1716室

主要往來銀行

南洋商業銀行有限公司
渣打銀行

廣南(集團)有限公司(「本公司」)的董事會欣然公佈，本公司及其附屬公司(「本集團」)於截至二零零三年六月三十日止六個月連同比較數字的未經審核綜合中期業績。此等業績已經由本公司核數師畢馬威會計師事務所及本公司的審核委員會審閱。

中期業績

(以港幣列示)

綜合損益表截至二零零三年六月三十日止六個月—未經審核

	附註	截至六月三十日止六個月 二零零三年 千元	 二零零二年 千元
營業額	*2*	**745,165**	892,392
銷售成本		**(669,260)**	(787,329)
毛利		**75,905**	105,063
其他收益		**8,475**	7,872
其他收入淨額		**180**	1,301
分銷成本		**(16,523)**	(28,188)
行政費用		**(28,911)**	(27,781)
其他經營費用		**(5,154)**	(3,815)
經營溢利		**33,972**	54,452
非經營收入	*3*	**10,647**	16,143
融資成本	*4(a)*	**(3,945)**	(6,203)
應佔聯營公司溢利減虧損		**9,513**	105
除稅前日常業務溢利	*4*	**50,187**	64,497
稅項	*5*	**(3,428)**	(6,125)
除稅後日常業務溢利		**46,759**	58,372
少數股東權益		**(1,698)**	(2,299)
股東應佔溢利		**45,061**	56,073
轉撥往其他儲備		**8,922**	1,198
每股溢利			
基本	*6(a)*	**0.50仙**	0.62仙
攤薄	*6(b)*	**0.49仙**	0.59仙
中期股息		**無**	無

第8至16頁的附註為本中期財務報告的組成部份。

綜合資產負債表於二零零三年六月三十日—未經審核

(以港幣列示)

	附註	於二零零三年六月三十日 千元	於二零零二年十二月三十一日 千元
非流動資產			
固定資產			
一投資物業		**178,754**	178,048
一其他物業、廠房及設備		**212,981**	216,662
		391,735	394,710
佔聯營公司權益		**160,574**	151,264
投資證券		**540**	1,079
遞延税項資產		**7,907**	5,764
負商譽		**(17,970)**	(18,693)
		542,786	534,124
流動資產			
存貨		**72,403**	66,683
業務及其他應收款項	7	**125,539**	116,423
其他證券		**3,095**	2,813
現金及現金等價物		**262,598**	243,010
		463,635	428,929
流動負債			
計息借款		**63,620**	59,012
業務及其他應付款項	8	**282,183**	288,724
税項		**5,940**	8,144
		351,743	355,880
流動資產淨值		**111,892**	73,049
總資產減流動負債		**654,678**	607,173

綜合資產負債表於二零零三年六月三十日—未經審核 *(續)*
(以港幣列示)

	附註	於二零零三年六月三十日 千元	於二零零二年十二月三十一日 千元
非流動負債			
可換股票據	9	**80,000**	80,000
遞延稅項		**9,360**	—
由少數股東給予附屬公司的股東貸款		**12,189**	12,186
		101,549	92,186
少數股東權益		**17,706**	20,123
		535,423	494,864
資本及儲備			
股本	10	**899,833**	899,833
儲備		**(364,410)**	(404,969)
		535,423	494,864

第8至16頁的附註為本中期財務報告的組成部份。

綜合權益變動報表截至二零零三年六月三十日止六個月—未經審核
(以港幣列示)

	截至六月三十日止六個月	
	二零零三年	二零零二年
	千元	千元
於一月一日的股東權益	**494,864**	354,974
確認由投資物業重估儲備所產生的遞延稅項	**(4,629)**	–
中國附屬公司及聯營公司換算產生的滙兑差額	**127**	34
未在損益表內確認的收益淨額	**(4,502)**	34
股東應佔溢利	**45,061**	56,073
發行股本	**–**	8,223
	45,061	64,296
於六月三十日的股東權益	**535,423**	419,304

第8至16頁的附註為本中期財務報告的組成部份。

簡明綜合現金流量表截至二零零三年六月三十日止六個月—未經審核

(以港幣列示)

	截至六月三十日止六個月	
	二零零三年	二零零二年
	千元	千元
來自經營業務的現金淨額	**16,128**	10,232
(用於)／來自投資業務的現金淨額	**(1,129)**	5,988
來自／(用於)融資活動的現金淨額	**4,589**	(41,779)
現金及現金等價物增加／(減少)	**19,588**	(25,559)
於一月一日的現金及現金等價物	**243,010**	228,001
於六月三十日的現金及現金等價物	**262,598**	202,442

第8至16頁的附註為本中期財務報告的組成部份。

未經審核中期財務報告附註

(以港幣列示)

1. 編製基準

本中期財務報告未經審核，惟已經由畢馬威會計師事務所依據香港會計師公會(「香港會計師公會」)頒佈的核數準則第700號「編製審閱中期財務報告」而審閱。畢馬威會計師事務所致董事會的獨立審閱報告載於第17頁。

本中期財務報告乃依據香港聯合交易所有限公司主板上市規則的規定，包括遵守由香港會計師公會頒佈的會計實務準則第25號「中期財務報告」而編製。

載入中期財務報告中有關截至二零零二年十二月三十一日止年度的財務資料並不構成本公司於該財政年度的法定賬目，而只是從法定賬目衍生。截至二零零二年十二月三十一日止年度的法定賬目可於本公司的註冊辦事處查閱。核數師對彼等日期的賬目已於二零零三年四月十一日的報告中出具並無保留意見。

除卻下列附註1(a)所披露外，中期財務報告已採納二零零二年年報相同的會計政策。

(a) 遞延税項

於過往年度，遞延税項是因會計及税務對收支處理引起的所有重大時差，預計在可見未來可能引致的税項責任，按負債法提撥準備。遞延税項資產，除非有充足理由確定會在可見將來實現才確認入賬。由二零零三年一月一日起，本集團改變有關遞延税項之政策，以符合香港會計師公會頒佈會計實務準則第12號(修訂)之要求，如下：

遞延税項資產及負債是由財務報表之資產及負債賬面值及課税基礎值兩者間的暫時性差額而產生。遞延税項資產亦可來自未扣減之税務虧損及未運用之税務優惠。

除有限的特定例外，所有遞延税項的負債均需確認，而遞延税項資產則確認至按照使用該資產在可見將來實現的應課税利潤。有限的特定例外包括來自不可抵扣税項的商譽及最初確認不影響會計及應課税利潤的資產或負債而產生的税項暫時差額，及與投資附屬公司有關的時差(在應課税差異的情況下，本集團可控制回轉的時間及差異有可能在可見未來不會回轉；或在可抵扣的差異的情況下，除非該差異有可能在未來回轉)。

遞延税項準備的金額是按照預計資產或負債可變現或償付的金額，採用結算日已頒佈或實際上已頒佈的税率計算。遞延税項資產及負債是不能貼現的。

遞延税項資產的金額於每個結算日重新審閱，及隨着可能沒有足夠應課税利潤流入來使用有關税務優惠而減少。此減少會隨未來有足夠應課税利潤流入而回轉。

新會計政策已在未來應用，由於是次會計政策的改變的影響不大，故此，期初數並沒有重列。

2. 分類報告

分類資料按本集團業務及經營地區作分類。業務分類因與集團內部財務報表較相關而作為主要呈報方式。

業務分類

本集團包括下列主要業務分類：

馬口鐵	：	生產及銷售馬口鐵及相關產品，其為食品加工生產商用作包裝物料
鮮活商品代理	：	代理鮮活食品
飼料生產及牲畜飼養	：	生產及買賣飼料、豬隻養殖及經銷
食品貿易	：	買賣食品商品
物業租賃	：	出租物業以產生租金收入

	馬口鐵	鮮活商品代理	飼料生產及牲畜飼養	食品貿易	物業租賃	分類間對銷	未分配	綜合
	千元	千元	千元	千元	千元	千元	千元	千元
截至二零零三年六月三十日止期間								
來自外部客戶的收益	275,913	342,731	81,790	29,412	15,319	–	–	745,165
分類間的收益	524	–	–	–	–	(524)	–	–
來自外部客戶的其他收益	–	–	–	–	–	–	6,171	6,171
合計	276,437	342,731	81,790	29,412	15,319	(524)	6,171	751,336
分類業績及來自經營之貢獻	31,738	4,494	(7,456)	685	10,792			40,253
未分配經營收入及開支								(6,281)
經營溢利								33,972
融資成本								(3,945)
應佔聯營公司溢利減虧損	–	(67)	–	–	–	–	9,580	9,513
非經營收入								10,647
稅項								(3,428)
少數股東權益								(1,698)
股東應佔溢利								45,061

2. 分類報告 *(續)*

業務分類 (續)

	馬口鐵 千元	鮮活 商品代理 千元	飼料 生產及 牲畜飼養 千元	食品貿易 千元	物業租賃 千元	分類間 對銷 千元	未分配 千元	綜合 千元
截至二零零二年 六月三十日止期間								
來自外部客戶的收益	264,091	503,541	67,357	44,748	12,655	–	–	892,392
分類間的收益	456	–	–	–	–	(456)	–	–
來自外部客戶 的其他收益	–	–	–	–	–	–	7,872	7,872
合計	264,547	503,541	67,357	44,748	12,655	(456)	7,872	900,264
分類業績	37,518	6,576	1,251	1,016	8,972			55,333
分類間交易	(177)	–	–	–	177			–
來自經營之貢獻	37,341	6,576	1,251	1,016	9,149			55,333
未分配經營收入及開支								(881)
經營溢利								54,452
融資成本								(6,203)
應佔聯營公司 溢利減虧損	–	2	–	107	–	–	(4)	105
非經營收入								16,143
稅項								(6,125)
少數股東權益								(2,299)
股東應佔溢利								56,073

經營地區分類

本集團的業務主要在兩個經濟地區。集團在香港主要經營鮮活商品代理，而集團大部份業務則在中華人民共和國(不包括香港)(「中國」)經營。按經營地區分類呈列資料時，分類收益乃按顧客地區分佈計算。

	本集團營業額 截至六月三十日止六個月 二零零三年 千元	 二零零二年 千元
香港	**365,796**	531,815
中國	**372,042**	343,289
其他地區	**7,327**	17,288
	745,165	892,392

3. 非經營收入

	截至六月三十日止六個月	
	二零零三年	二零零二年
	千元	*千元*
追回呆壞賬 *(附註)*	**10,647**	16,143

附註： 此金額主要為以前因未可確定能否收回應收賬項所作撇賬或壞賬準備的回撥。於截至二零零三年六月三十日止期內，若干壞賬已被收回而有關撇賬金額10,647,000元(截至二零零二年六月三十日止期間：以往作壞賬準備16,143,000元)已於損益表中相應回撥。

4. 除税前日常業務溢利

除税前日常業務溢利已扣除／(計入)：

	截至六月三十日止六個月	
	二零零三年	二零零二年
	千元	*千元*
(a) 融資成本：		
須於五年內償還的銀行貸款及其他借貸利息	**2,160**	2,130
可換股票據利息	**1,785**	4,073
	3,945	6,203
(b) 員工成本：		
定額供款計劃之供款／(退回)淨額	**624**	(571)
薪金、工資及其他福利	**20,753**	25,347
	21,377	24,776
(c) 其他項目：		
折舊	**4,572**	7,045
負商譽攤銷	**(723)**	(835)
股息收入		
－非上市證券	**–**	(72)
－上市證券	**(143)**	(401)
利息收入	**(2,161)**	(2,278)
出售投資／其他證券之(溢利)／虧損	**236**	(1,224)
其他證券按公平值計算的未變現收益淨額	**(282)**	(77)
有關物業租金的經營租賃費用	**509**	449
投資物業應收租金減直接費用1,948,000元(截至二零零二年六月三十日止期間：1,240,000元)	**(14,125)**	(12,411)

5. 稅項

綜合損益表所列的稅項為：

	截至六月三十日止六個月	
	二零零三年	二零零二年
	千元	千元
本期稅項－香港利得稅準備		
本期間估計應課稅溢利按稅率17.5%（截至二零零二年六月三十日止期間：16%）	**618**	811
以往年度的超額撥備	**–**	(140)
	618	671
本期稅項－中國所得稅		
本期間稅項	**5,054**	5,343
以往年度不足撥備	**480**	–
	5,534	5,343
遞延稅項		
暫時差異的起初及回撥	**6,353**	–
增加稅率對遞延稅項金額的影響	**(4,009)**	–
	2,344	–
應佔聯營公司稅項	**(5,068)**	111
	3,428	6,125

在中國成立及經營的附屬公司的所得稅，是以該等公司所在的中國相關省份或經濟特區的適用所得稅率計算。

增加稅率對遞延稅項金額的影響是與適用於本集團某些國內附屬公司可預測的稅率更改有關（按照各自預期可實現的暫時性時間差異）。

除在綜合損益表列支外，本期間本集團應佔的遞延稅項（與投資物業重估有關）金額為4,629,000元已直接在權益列支。

6. 每股溢利

(a) *每股基本溢利*

每股基本溢利是按股東應佔溢利45,061,000元（截至二零零二年六月三十日止期間：56,073,000元）及於本期間已發行普通股的加權平均數8,998,333,000股（截至二零零二年六月三十日止期間：8,995,294,000股）計算。

(b) *每股攤薄溢利*

截至二零零三年六月三十日止期間的每股攤薄溢利是按普通股東應佔的調整後溢利46,846,000元（截至二零零二年六月三十日止期間：60,146,000元）及已就所有具備潛在攤薄影響的普通股作調整得出的普通股加權平均數9,514,462,000股（截至二零零二年六月三十日止期間：10,225,301,000股）計算。

7. 業務及其他應收款項

包括在業務及其他應收款項的為業務應收賬款及應收票據(減呆壞賬準備),以發票日期分類的賬齡分析如下:

	於二零零三年六月三十日 千元	於二零零二年十二月三十一日 千元
一個月內	**46,385**	40,931
一至三個月	**25,712**	37,712
超過三個月,但少於十二個月	**42,213**	22,599
超過一年,但少於兩年	**451**	104
	114,761	101,346

本集團有一套既定政策,信貸期由須預付至不超過180日(二零零二年十二月三十一日:180日)。

8. 業務及其他應付款項

包括在業務及其他應付款項的業務應付賬款的賬齡分析如下:

	於二零零三年六月三十日 千元	於二零零二年十二月三十一日 千元
一個月內或接獲通知時到期	**53,176**	61,092
三個月後但十二個月內到期	**–**	10
超過一年	**70**	70
	53,246	61,172

9. 可換股票據

於二零零一年十二月三日,本公司發行可換股票據185,000,000元予Richway Resources Limited(本公司之同母系附屬公司)作為收購中粵材料有限公司的部分代價。該等票據按固定年息率4.5厘計息,並可於任何營業日(除卻本公司暫停辦理本公司股份過戶登記期間或於二零零六年十二月三日到期日前十個營業日)轉換為本公司的普通股,初步換股價為每股0.155元,於若干情形下可予調整。

於二零零三年六月三十日,尚餘80,000,000元的可換股票據未被贖回。

10. 股本

	於二零零三年六月三十日 股份數目 (千股)	於二零零三年六月三十日 千元	於二零零二年十二月三十一日 股份數目 (千股)	於二零零二年十二月三十一日 千元
法定股本：				
每股面值0.1元的普通股	**15,000,000**	**1,500,000**	15,000,000	1,500,000
已發行及繳足股本：				
於一月一日	**8,998,333**	**899,833**	8,943,333	894,333
根據購股權計劃發行股份	–	–	55,000	5,500
於二零零三年六月三十日／二零零二年十二月三十一日	**8,998,333**	**899,833**	8,998,333	899,833

(a) 購股權變動

	二零零三年六月三十日 *數目*	二零零二年十二月三十一日 *數目*
於一月一日	**176,000,000**	302,200,000
行使	–	(55,000,000)
失效	**(125,000,000)**	(71,200,000)
於二零零三年六月三十日／二零零二年十二月三十一日	**51,000,000**	176,000,000
於二零零三年六月三十日／二零零二年十二月三十一日的既得購股權	**51,000,000**	176,000,000

於二零零二年一月份，認購本公司55,000,000股每股面值0.1元普通股的購股權已被行使，代價為8,223,000元，其中5,500,000元已列賬為股本，餘數2,723,000元列賬為股份溢價。

(b) 於資產負債表日未屆滿及未行使購股權的條款

授出日	購股權行使期	每股行使價	於二零零三年六月三十日 *數目*	於二零零二年十二月三十一日 *數目*
二零零一年八月二十四日	二零零一年十一月二十六日至二零零六年十一月二十五日	0.1495元	**51,000,000**	176,000,000

11. 承擔

(a) 於二零零三年六月三十日未償付而又未在財務報表內提撥準備的資本承擔如下：

	於二零零三年六月三十日 千元	於二零零二年十二月三十一日 千元
已訂約	**1,161**	1,348
已授權但未訂約	**2,825**	2,825
	3,986	4,173

(b) 於二零零三年六月三十日根據不可解除的經營租賃在日後應付的最低租賃款項總數如下：

	於二零零三年六月三十日 千元	於二零零二年十二月三十一日 千元
一年內	**601**	707
一年後但五年內	**576**	915
	1,177	1,622

本集團根據經營租賃租用多項物業。租賃初步為期一至三年，期滿時可於重新磋商所有條款後續期。租賃概無包括或然租金。

(c) 於二零零三年六月三十日，本公司已承諾提供6,489,000元(於二零零二年十二月三十一日：6,489,000元)資金予本集團一間聯營公司。

12. 訴訟

於截至二零零三年六月三十日止六個月內，本集團已向一間附屬公司之少數股東就其拖欠本集團約40,000,000元提出法律訴訟。本集團已抵押等同金額之應收票據予一中國境內之認可銀行，以獲取該銀行為本集團向東莞市中級人民法院發出一份擔保書。該筆少數股東欠款已於以往年度全數計提撥備。

管理層確立收賬工作乃本集團的重要事項，並將繼續投放合理足夠的資源。現階段，追討債項工作仍然進行，當中包括聘用收賬代理及對部份債務人提出法律訴訟，以積極地追討應收賬款。

13. 重大關連交易

(a) 本期間重大的關連交易總結如下：

	附註	截至六月三十日止六個月 二零零三年 千元	二零零二年 千元
銷售貨品予關連公司	*(i)*	**2,123**	4,865
從關連公司採購貨品	*(i)*	**14,560**	15,667
從一間聯營公司收取利息收入	*(ii)*	**846**	1,186
從關連公司收取管理費收入		**–**	840
支付關連公司之佣金		**718**	–
應付一間同母系附屬公司的可換股票據利息	*4(a)*	**1,785**	4,073
收取同母系附屬公司的電／水費用及租金		**1,535**	1,531

附註：

(i) 銷售／採購貨品的關連公司包括聯營公司及非全資擁有附屬公司的少數股東。

(ii) 一九九九年，本公司與聯營公司黃龍食品工業有限公司訂立一項無抵押股東貸款協議。根據此協議，本公司向該聯營公司提供墊款6,700,000美元，並按年息率7.8厘計息。該筆款項須由二零零零年一月一日起計五年內悉數償還，而本金及利息須每年支付兩次。於結算日，該聯營公司欠款及應收該聯營公司的利息分別為20,265,000元（二零零二年十二月三十一日：25,507,000元）及852,000元（二零零二年十二月三十一日：920,000元）。

(b) 於二零零三年六月三十日與關連人士之重大結餘如下：

	於二零零三年 六月三十日 千元	於二零零二年 十二月三十一日 千元
一間同母系附屬公司持有之可換股票據 *(附註9)*	**80,000**	80,000

於二零零三年六月三十日與關連人士之其他結餘已包括在資產負債表內應收／應付款項中。該結餘為免息及無固定還款期，惟於上文附註(a)(ii)及(b)所披露者除外。

14. 結算日後事項

於二零零三年八月十八日，本集團與一非關連方訂立了股權轉讓協議，出讓本集團對東莞廣南畜牧發展有限公司（「東莞廣南」）的51%權益，作價為人民幣5,000,000元。根據協議，該交易會於某些協議條款（包括全數收回轉讓價及取得中國政府相關部門所出具的批覆）滿足後完成。預期此交易會帶來約9,600,000元的收益。

KPMG

獨立審閱報告
致廣南(集團)有限公司董事會
(於香港註冊成立之有限公司)

引言

本核數師(以下簡稱「我們」)已依　貴公司指示審閱刊於第3頁至第16頁的中期財務報告。

董事及核數師的責任

根據《香港聯合交易所有限公司證券上市規則》，上市公司必須以符合上市規則中相關的規定及香港會計師公會所頒佈的《會計實務準則》第25號－「中期財務報告」的規定編製中期財務報告。中期財務報告由董事負責，並由董事核准通過。

我們的責任是根據我們審閱工作的結果，對中期財務報告提出獨立結論，並按照我們雙方所協定的應聘條款，只向作為法人團體的董事會報告。除此之外，我們的報告書不可用作其他用途。我們概不就本報告書內容，對任何其他人士負責或承擔法律責任。

審閱工作

我們是按照香港會計師公會所頒佈的《核數準則》第700號－「中期財務報表的審閱」進行審閱。審閱工作主要包括向集團管理層作出查詢及分析中期財務報告，評估財務報告中會計政策是否貫徹運用，賬項編列是否一致；賬項中另有說明的特別情況則除外。審閱不包括控制測試及資產、負債和交易驗證等審核程序。由於審閱的範圍遠較審核小，所給予的保證程度也較審核低，因此，我們不會對中期財務報告發表審核意見。

結論

根據這項不構成審核的審閱工作，我們並沒有察覺截至二零零三年六月三十日止期間的中期財務報告需要作出任何重大的修訂。

畢馬威會計師事務所
執業會計師
香港，二零零三年九月十五日

中期股息

董事決議不宣派截至二零零三年六月三十日止六個月之中期股息(截至二零零二年六月三十日止期間:無)。

業務回顧

二零零三年上半年,本集團認真貫徹落實「提高隊伍素質、創新經營體制、整合業務結構、發展優勢企業、增強競爭能力」的工作方針,以馬口鐵業務為重點,努力培育和發展優勢企業;以整合業務結構為重心,加快不良資產和非核心業務的處理;以尋找新的投資商機為目標,積極推進企業的戰略轉型;以改善經營機制為手段,全面加強企業的經營和管理。在上半年經營環境較差的情況下,取得較好的經營業績。

於回顧期內,本集團錄得營業額為745,165,000港元,較去年同期下跌16.5%。營業額下跌的主要原因是:鮮活食品代理業務因國家政策調整而結束塘魚的代理業務、上半年香港爆發非典型肺炎影響、食品貿易業務因香港於二零零二年底開放冰鮮雞市場及停止凍肉業務所致。除香港的鮮活食品和食品貿易業務分別比去年同期減少31.9%和34.3%以外,在中國內地的馬口鐵、物業租賃、飼料及牲畜飼養業務及聯營企業均錄得正增長。截至二零零三年六月三十日止六個月,本集團實現除税前溢利50,187,000港元,較去年同期減少22.2%。減幅來自鮮活食品代理、食品貿易、飼料及牲畜飼養及馬口鐵業務。本期股東應佔溢利為45,061,000港元,較去年同期下跌19.6%。每股基本盈利0.5仙。董事會決議不派發中期股息。

馬口鐵業務

馬口鐵業務是本集團的核心業務和利潤中心。今年上半年,由於受到鋼材原板緊缺的制約,產銷量分別比去年同期減少12.3%和12.5%。營業額雖通過相應提高產品價格錄得增長,但經營溢利受原板、燃油價格大幅上漲的影響有所回落,平均毛利率由去年同期的20.4%下降至16.4%。一至六月,馬口鐵業務實現營業額275,913,000港元,較去年同期增長4.5%;經營溢利31,738,000港元,較去年同期減少15.0%。為減少馬口鐵業務因原板緊缺、原材料價格上漲給經營業績造成的負面影響,本集團正採取拓展進口原板供應渠道、解決生產「瓶頸」問題、調節控制發電成本、進一步提高物業出租率及開展多項技術改造等一系列挖潛增效的積極措施。

管理層認為,馬口鐵業務具有潛在的發展空間和廣闊的市場前景。為着力培育和發展馬口鐵及物業租賃業務,加強業務資源整合,增強競爭能力,提高經濟效益,本集團決定將中山中粵馬口鐵工業有限公司(「中粵馬口鐵」)和中山市山海實業有限公司(「中山山海」)合併,合併文件正待中國政府有關部門審批。

業務回顧（續）

物業租賃業務

本集團之租賃物業包括中山山海的工業廠房及員工宿舍、中粵馬口鐵的印鐵廠房及設備及香港的寫字樓物業。一至六月，物業租賃業務保持穩定增長。物業租賃收入15,319,000港元，較去年同期增長21.1%；經營溢利10,792,000港元，較去年同期增長18.0%。

鮮活商品代理業務

自二零零二年一月一日國家外經貿部放開塘魚配額管制及二零零二年年底開放冰鮮雞、冰鮮肉市場後，鮮活商品代理業務逐年下跌。塘魚業務在二零零二年勉強維持一年的代理業務後，本公司決定從今年一月一日起退出塘魚代理業務，令營業額較去年同期減少104,729,000港元。活家禽業務受二月份香港再度發生禽流感及後爆發的非典型肺炎影響，減少營業額62,382,000港元，令上半年鮮活業務的營業額降至342,731,000港元，下跌31.9%。隨着營業額大幅下跌，代理佣金收入亦大幅減少，令經營溢利較去年同期減少2,082,000港元或31.7%。

為遏止鮮活商品代理業務大幅下跌，本集團已採取大力拓展非政策代理商品業務、自營分銷業務，實行利潤定額包干激勵、大幅精簡人員、減少各類費用開支等措施，盡可能把政策調整衝擊的影響降到最低限度。

食品貿易業務

一至六月，錄得營業額29,412,000港元，較去年同期減少34.3%，實際經營溢利685,000港元，較去年同期減少32.6%。業績下降主要因素是，自二零零二年十二月開展冰鮮雞業務後，冰鮮雞取代了原有的大部份凍家禽業務，大米、澱粉、蛋白粉業務大幅下降，及二零零二年上半年有凍豬肉業務，本期已停止該項業務所致。

為應對香港消費持續通縮、食品貿易業務競爭加劇的經營形勢，本集團正探索食品貿易業務改革的新思路。

業務回顧（續）

飼料生產及牲畜飼養業務

今年上半年，飼料生產及牲畜飼養業務表現差強人意。一至六月，該塊業務完成營業額81,790,000港元，營業額雖較去年同期上升21.4%，但由於飼料賒銷數額急升增加撥備及生豬感染疾病嚴重導致出口豬隻數量大幅減少，該塊業務錄得經營虧損7,456,000港元，對比去年同期由盈轉虧。

根據飼料生產及牲畜飼養業務的經營狀況，今年上半年，本集團對該塊業務進行了一次全面、認真的檢討。鑑於牲畜飼養業務受當地環保政策的制約，飼養環境日益變差，生豬感染疾病頻率升高，疾病難以控制，而飼料市場競爭加劇，鋪墊市場資金增大，逾期應收款增加，飼料生產及牲畜飼養業務潛在較大的經營風險。根據本集團新的企業發展思路，為成功完成本集團的戰略轉型，決定逐步退出飼料生產及牲畜飼養這一非核心業務。今年五月，對東莞的一間全資豬場進行經營機制改革，通過公開招標，對流動資產作一次性轉讓變現，對場地、設備實行租賃經營。八月，對本集團擁有的東莞廣南51%股份已簽訂協議作價5,000,000元人民幣轉讓出售處理。退出飼料業務的工作亦正在研究之中。

本集團認為，進一步處理不良資產和非核心業務，是本集團整合業務結構和成功實現戰略轉型的需要，有利於發展工業核心業務，重新構建廣南具有市場競爭力和生命力的業務體系，提高經營質量和投資回報率。

財務狀況

於二零零三年六月三十日，本集團總資產為1,006,421,000港元，而總負債為453,292,000港元，分別較二零零二年十二月三十一日增加43,368,000港元及5,226,000港元。截至二零零三年六月三十日，本集團的流動資產淨值由二零零二年十二月三十一日的73,049,000港元增加至111,892,000港元，而流動比率（流動資產除以流動負債）較去年年底輕微上升9.4%至1.32倍。本集團財務狀況較去年年底得到進一步改善，顯示本集團業績穩定改善，為未來業務發展奠定基礎。

流動資金及財務資源

於二零零三年六月三十日，本集團現金結餘為262,598,000港元，較二零零二年十二月三十一日現金結餘增加8.1%。

本集團的計息貸款是按通知還款及按年息率6.0厘至7.6厘計息。於回顧期末，本集團計息借貸連同可換股票據合共143,620,000港元。因此本集團的負債比率（即本集團總計息借貸連同可換股票據除以股東資金）為26.8%，由二零零二年十二月三十一日的28.1%減少1.3%。

於二零零三年六月三十日，本集團的信貸總額為126,044,000港元，並已動用其中47,556,000港元。尚未動用的銀行信貸額為78,488,000港元。以現時現金結餘、營運產生的現金流及銀行信貸額，本集團相信有足夠資金，支付現時業務所需及於可預見將來進一步發展業務。

財務狀況(續)

集團資產抵押

經已刊載于本公司截至二零零二年十二月三十一日止的年報內，本集團擁有51%股權的中國附屬公司東莞廣南的若干土地及建築物(總賬面值為10,372,000港元)已抵押予一銀行，作為東莞廣南的少數股東取得為數8,479,000港元的貸款擔保。就該等土地及建築物已於過往年度作出10,372,000港元撥備。

於二零零三年六月三十日，本集團若干賬面值為18,658,000港元的固定資產已抵押予銀行，作為本集團取得為數9,044,000港元的一般銀行信貸額。

此外，於二零零三年六月三十日，本集團若干的應收票據(金額約為40,000,000港元)經已抵押予一中國境內之認可銀行，以獲取該銀行為本集團向東莞市中級人民法院發出一份擔保書，作為本集團向一附屬公司的少數股東取回欠本集團等同金額的法律訴訟。

滙率風險

本集團的資產、負債及交易基本以港幣、美元或人民幣計算，由於港幣、美元或人民幣的滙率於期內相當穩定，本集團並未面對重大的外滙風險。

員工及薪酬政策

截至二零零三年六月三十日止，本集團全職僱員人數684名，比二零零二年年底減少124名。現職僱員中40名在香港及644名在中國內地。員工薪酬依據崗位責任輕重、工作量多少、個人工作表現及行業的一般市場慣例釐定。本集團對各附屬公司均實行工資總額控制管理，同時實行效益工資激勵機制，以實現税後利潤為依據，提取一定比例的效益工資，獎勵管理層、業務骨幹和業績優秀員工，以調動廣大員工的工作積極性。

前景展望

整合業務結構，實現戰略轉型是本集團今、明兩年的工作重點。隨着對牲畜飼養、飼料生產業務及非控股投資業務的處理，鮮活商品代理、食品貿易業務經營機制改革的深化，及適時收購有盈利前景的工業項目，本集團將逐步建立起以馬口鐵業務為核心的工業業務體系，進一步增強本集團的經濟實力、盈利能力和競爭能力，進一步提高資產質量和經濟效益。

審核委員會

為遵守香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)附錄14所載之最佳應用守則，本公司已於一九九九年七月成立審核委員會。目前三名獨立非執行董事組成審核委員會之成員。

該委員會定期召開會議。於上半年度共舉行過三次會議，閱覽本集團的財務報表及審議本集團內部監控系統的足夠性及效用。

董事於股份、相關股份及債券之權益及淡倉

於二零零三年六月三十日，董事及行政總裁於本公司及其相聯法團(定義見證券及期貨條例(「證券及期貨條例」)第XV部)之股份、相關股份或債券中擁有如下權益或淡倉(i)根據證券及期貨條例第XV部第7及8分部(包括根據證券及期貨條例董事或行政總裁被視為或當作擁有之權益及淡倉)須知會本公司及聯交所；或(ii)須記入本公司根據證券及期貨條例第352條置存之登記冊中；或(iii)根據上市規則所載上市公司董事進行證券交易之標準守則須知會本公司及聯交所：

(I) 於股份之好倉

(i) 本公司

董事姓名	所持普通股數目(個人權益)	佔已發行股本概約百分比
梁江	1,800,000	0.020%
李相彬	1,000,000	0.011%

(ii) 粵海投資有限公司

董事姓名	所持普通股數目(個人權益)	佔已發行股本概約百分比
梁江	310,000	0.006%
梁劍琴	150,000	0.002%

(iii) 粵海啤酒集團有限公司

董事姓名	所持普通股數目(個人權益)	佔已發行股本概約百分比
梁江	200,000	0.016%
羅蕃郁	70,000	0.006%
梁劍琴	46,000	0.004%

(iv) 粵海制革有限公司

董事姓名	所持普通股數目(個人權益)	佔已發行股本概約百分比
羅蕃郁	70,000	0.013%

董事於股份、相關股份及債券之權益及淡倉*(續)*

(II) 於有關粵海投資有限公司普通股的購股權之好倉

董事姓名	購股權授出日期#	購股權數目：於二零零三年一月一日持有 千份	購股權數目：期內授出 千份	購股權行使期	就授出購股權已付之總代價 港元	行使購股權時須支付之每股價格 港元	期內之購股權數目：已行使 千份	期內之購股權數目：已失效 千份	期內之購股權數目：已註銷 千份	於二零零三年六月三十日持有購股權數目 千份
梁劍琴	16/03/98	450	–	17/09/98至16/09/03*	–	3.024	–	–	–	450
	10/08/01	400	–	11/02/02至10/02/07*	–	0.5312	400	–	–	–

* 倘屆滿日並非香港之營業日，行使期將於緊接該日前之一個營業日的營業時間結束時完結。

除上文所披露者及由各董事以信託人身份代本公司持有本公司之附屬公司若干代名人股份外，於二零零三年六月三十日，本公司董事及行政總裁概無於本公司及其相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份或債券中擁有任何權益或淡倉(i)根據證券及期貨條例第XV部第7及8分部(包括根據證券及期貨條例董事或行政總裁被視為或當作擁有之權益或淡倉)須知會本公司及聯交所；或(ii)須記入本公司根據證券及期貨條例第352條置存之登記冊中；或(iii)根據上市規則須知會本公司及聯交所。

主要股東

於二零零三年六月三十日，就本公司任何董事或行政總裁所知，以下人士(本公司董事及行政總裁除外)於本公司股份或相關股份中擁有根據證券及期貨條例第XV部第2及3分部之條文須向本公司披露或須記入本公司根據證券及期貨條例第336條置存之登記冊中之權益或淡倉：

名稱	實益持有之普通股數目	佔已發行股本概約百分比	好倉／淡倉
廣東粵港投資控股有限公司(「粵港」)*(附註1)*	5,875,293,712	65.29%	好倉
廣東控股有限公司(「廣東控股」)*(附註2)*	5,875,293,712	65.29%	好倉
Richway Resources Limited(「Richway」)	516,129,032	5.74%	好倉

附註：

(1) 粵港於本公司之應佔權益乃透過其於廣東控股之100%直接權益持有。

(2) 廣東控股之權益包括透過其全資附屬公司Richway持有之應佔權益，即由股本衍生工具產生之5.74%權益。

除上文所披露者外，於二零零三年六月三十日，概無任何人士(本公司董事或行政總裁除外)知會本公司其於本公司股份或相關股份中擁有根據證券及期貨條例第XV部第2及3分部之條文須向本公司披露或須記入本公司根據證券及期貨條例第336條置存之登記冊中之權益或淡倉。

購股權計劃

期內，根據本公司於二零零一年八月二十四日採納之購股權計劃尚未行使購股權如下：

類別	購股權授出日期#	購股權數目 於二零零三年一月一日持有 千份	期內授出 千份	購股權行使期	各承授人就授出購股權已付之總代價 港元	行使購股權時須支付之每股價格 港元	期內之購股權數目 已行使 千份	已失效 千份	已註銷 千份	於二零零三年六月三十日持有購股權數目 千份
僱員及其他參與者	24/08/01	176,000	–	26/11/01至25/11/06*	10	0.1495	–	125,000	–	51,000

\# 購股權之歸屬期由授出購股權之日起直至行使期開始為止或承授人於本公司或其附屬公司擔任全職僱員滿半年之日為止(以較後者為準)。

* 倘二零零六年十一月二十五日並非香港之營業日，行使期將於緊接該日前之一個營業日的營業時間結束時完結。

購買、出售或贖回上市證券

本公司或其任何附屬公司並無在截至二零零三年六月三十日止六個月期間購買、出售或贖回本公司之上市證券。

最佳應用守則

本公司董事並不知悉任何資料足以合理指出本公司於截至二零零三年六月三十日止六個月期間未有遵守上市規則附錄14所載之最佳應用守則，惟非執行董事之任期並無具體規定，但根據本公司之組織章程細則，彼等須於股東週年大會上輪席告退，惟可膺選連任。

承董事會命
主席
梁江

香港，二零零三年九月十五日

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of:

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

04 JAN -5 AM 7:21

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation GUANGNAN (HOLDINGS) LIMITED		
2. Stock code	1203	4. Number of issued shares in class
3. Class of shares	ORDINARY SHARES	9,014,832,859

5. Name of Director (English) as printed on HKID/Passport LIANG (Surname)	JIANG (Other names)	8. Name of Director (Chinese) 梁江
6. HKID/Passport No. P797058(0)	Country of Issue of Passport -	9. Chinese Character Code 2733 3068 -
7. Address of Director 15TH FLOOR, TIANJIN BUILDING, 167 CONNAUGHT ROAD WEST, HONG KONG		10. Daytime tel. No. 2828 3976
		11. e-mail address

12. Date of relevant event

24	SEPT	2003
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	122	201	- Select -	500,000	HKD	0.163	0.163		- Select -
Short position	- Select -	- Select -	- Select -						

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,800,000	0.02
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,300,000	0.01
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

24	SEPT	2003
(day)	(month)	(year)

25. Number of continuation sheets

26. Number of attachments

表格3 A

董事／最高行政人員通知 - 上市法團股份權益

依據《證券及期貨條例》(第571章)第XV部第347條作出通知

本表格供作出首次具報或就以下事項作出通知的董事或最高行政人員（"董事"）使用：

(i) 取得其身爲董事的上市法團的股份的權益或淡倉；

(ii) 其在該等股份的權益的性質出現變動；及

(iii) 不再持有該等股份的權益或淡倉（只需填寫方格1至16及24）。

本表格必須根據表格 3A 註釋內的指令及指示填寫。

1. 上市法團的名稱 廣南（集團）有限公司		
2. 股份編號	1203	**4.** 該類別的已發行股份的數目 9,014,832,859
3. 股份類別	普通股	

5. 列印在香港身分證／護照上的董事的姓名 (英文) LIANG（姓氏）	JIANG（其他名字）	**8.** 董事的姓名（中文） 梁江
6. 香港身分證／護照號碼 P797058(0)	簽發護照國家 -	**9.** 中文電碼 27333068
7. 董事的地址 香港干諾道西167號天津大廈15樓		**10.** 日間聯絡電話號碼 2828 3976
		11. 電郵地址

12. 有關事件的日期

09	OCT	2003
（日）	（月）	（年）

13. 董事知悉有關事件／股份權益的日期
(如在有關事件的日期之後)

（日）	（月）	（年）

14. 有關事件的詳情

	切合有關情況的有關事件代號(見表1)	切合以前／現時持有股份的身分的代號（見表2）有關事件之前	切合以前／現時持有股份的身分的代號（見表2）有關事件之後	買／賣或涉及的股份數目	交易的貨幣	場內 每股的最高價	場內 每股的平均價	場外 每股的平均代價	場外 代價代號(見表3)
好倉	122	201	- 請選擇 -	500,000	HKD	0.167	0.167		- 請選擇 -
淡倉	- 請選擇 -	- 請選擇 -	- 請選擇 -						

15. 緊接在有關事件之前的上市法團的股份總數

	股份總數	百分率數字(%)
好倉	1,300,000	0.01
淡倉		

16. 緊接在有關事件之後的上市法團的股份總數

	股份總數	百分率數字(%)
好倉	800,000	0.01
淡倉		

17. 以何種身分持有方格 **16**所披露的權益（只需在作出首次具報時填寫）

切合身分的代號 (見表 2)	股份數目	
	好倉	淡倉
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		

18. 有關對上市法團所持有的衍生權益的進一步資料

	切合衍生工具的代號 (見表4)	行使期限 (dd/mm/yyyy)		代價 - 如衍生權益由上市法團授予			股份數目
		開始	結束	授權價格	行使價格	轉讓價格	
好倉	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						
淡倉	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						

19. 有關未滿18歲的子女及／或配偶的權益的進一步資料

子女／配偶的姓名	地址	股份數目	
		好倉	淡倉

20. 有關由董事所控制的法團的權益的進一步資料

法團的名稱	地址及註冊成立地點	控權股東的姓名或名稱	控制百分率%	直接權益(Y/N)	股份數目	
					好倉	淡倉

21. 有關由董事與另一人共同持有的權益的進一步資料

聯合股東的姓名或名稱	地址	股份數目	
		好倉	淡倉

22. 來自身為董事的受託人、信託受益人、或酌情信託的成立人的進一步資料

信託的名稱	地址	身分代號 (見表5)	股份數目	
			好倉	淡倉
		- 請選擇 -		
		- 請選擇 -		
		- 請選擇 -		

23. 來自第317條所指的協議的一方的進一步資料 （關於所需的進一步資料，請參閱註釋）

其他方的姓名或名稱	地址	股份數目
根據第317或318條，大股東持有權益的股份總數		

24. 將本表格3A送交存檔的日期

09	OCT	2003
（日）	（月）	（年）

25. 連續頁的張數

26. 附頁的張數

表格3A.

表格3 A

'04 JAN -5 [illegible] 7:21

董事／最高行政人員通知 - 上市法團股份權益

依據《證券及期貨條例》(第571章)第XV部第347條作出通知

本表格供作出首次具報或就以下事項作出通知的董事或最高行政人員（"董事"）使用：

(i) 取得其身爲董事的上市法團的股份的權益或淡倉；

(ii) 其在該等股份的權益的性質出現變動；及

(iii) 不再持有該等股份的權益或淡倉（只需填寫方格1至16及24）。

本表格必須根據表格3A註釋內的指令及指示填寫。

1. 上市法團的名稱 廣南（集團）有限公司		
2. 股份編號	1203	4. 該類別的已發行股份的數目 9,014,832,859
3. 股份類別	普通股	

5. 列印在香港身分證／護照上的董事的姓名(英文) LIANG（姓氏）	JIANG（其他名字）	8. 董事的姓名（中文） 梁江
6. 香港身分證／護照號碼 P797058(0)	簽發護照國家 -	9. 中文電碼 27333068
7. 董事的地址 香港干諾道西167號天津大廈15樓		10. 日間聯絡電話號碼 2828 3976
		11. 電郵地址

12. 有關事件的日期

20	10	2003
（日）	（月）	（年）

13. 董事知悉有關事件／股份權益的日期
(如在有關事件的日期之後)

（日）	（月）	（年）

14. 有關事件的詳情

	切合有關情況的有關事件代號(見表1)	切合以前／現時持有股份的身分的代號（見表2）		買／賣或涉及的股份數目	交易的貨幣	場內		場外	
		有關事件之前	有關事件之後			每股的最高價	每股的平均價	每股的平均代價	代價代號(見表3)
好倉	122	201	-請選擇-	500,000	HKD	0.182	0.182		-請選擇-
淡倉	-請選擇-	-請選擇-	-請選擇-						

15. 緊接在有關事件之前的上市法團的股份總數

	股份總數	百分率數字(%)
好倉	800,000	0.01
淡倉		

16. 緊接在有關事件之後的上市法團的股份總數

	股份總數	百分率數字(%)
好倉	300,000	0.00
淡倉		

17. 以何種身分持有方格16所披露的權益（只需在作出首次具報時填寫）

切合身分的代號 (見表 2)	股份數目	
	好倉	淡倉
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		

18. 有關對上市法團所持有的衍生權益的進一步資料

	切合衍生工具的代號 (見表4)	行使期限 (dd/mm/yyyy)		代價 - 如衍生權益由上市法團授予			股份數目
		開始	結束	授權價格	行使價格	轉讓價格	
好倉	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						
淡倉	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						

19. 有關未滿18歲的子女及／或配偶的權益的進一步資料

子女／配偶的姓名	地址	股份數目	
		好倉	淡倉

20. 有關由董事所控制的法團的權益的進一步資料

法團的名稱	地址及註冊成立地點	控權股東的姓名或名稱	控制百分率%	直接權益(Y/N)	股份數目	
					好倉	淡倉

21. 有關由董事與另一人共同持有的權益的進一步資料

聯合股東的姓名或名稱	地址	股份數目	
		好倉	淡倉

22. 來自身爲董事的受託人、信託受益人、或酌情信託的成立人的進一步資料

信託的名稱	地址	身分代號 (見表5)	股份數目	
			好倉	淡倉
		- 請選擇 -		
		- 請選擇 -		
		- 請選擇 -		

23. 來自第317條所指的協議的一方的進一步資料（關於所需的進一步資料，請參閱註釋）

其他方的姓名或名稱	地址	股份數目
根據第317或318條，大股東持有權益的股份總數		

24. 將本表格3A送交存檔的日期

20	10	2003
（日）	（月）	（年）

25. 連續頁的張數

26. 附頁的張數

表格3A.

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of:

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation GUANGNAN (HOLDINGS) LIMITED		
2. Stock code	1203	4. Number of issued shares in class
3. Class of shares	ORDINARY SHARES	9,014,832,859

5. Name of Director (English) as printed on HKID/Passport		8. Name of Director (Chinese)
LI (Surname)	XIANGBIN (Other names)	李相彬
6. HKID/Passport No. R032986(9)	Country of issue of Passport	9. Chinese Character Code 2621 4161 1755
7. Address of Director 15TH FLOOR, TIANJIN BUILDING, 167 CONNAUGHT ROAD WEST, HONG KONG		10. Daytime tel. No. 2828 3938
		11. e-mail address

12. Date of relevant event

16	SEPT	2003
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	122	201	- Select -	1,000,000	HKD	0.172	0.168		- Select -
Short position	- Select -	- Select -	- Select -						

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,000,000	0.01
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	NIL	NIL
Short position		

ar

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

19	SEPT	2003
(day)	(month)	(year)

25. Number of continuation sheets

26. Number of attachments

Form 3A.

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF ASSOCIATED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

03 JAN -5 AM 7:21

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of:

(i) Acquiring an interest in shares or a short position in shares of an associated corporation of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 22 and 29 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3B.

1. Name of listed corporation	2. Stock code
GUANGNAN (HOLDINGS) LIMITED	1203

3. Name of associated corporation of listed corporation GUANGDONG BREWERY HOLDINGS LIMITED	7. Number of issued shares in class 1,250,400,000
4. Registered office CLARENDON HOUSE, 2 CHURCH STREET, HAMILTON HM11, BERMUDA	8. Business registration number 21040740-000
5. Principal place of business HONG KONG	9. Place of incorporation: BERMUDA Certificate of Incorporation No.: EC23108
6. Class of shares in which interested ORDINARY SHARES	10. Exchange on which listed THE STOCK EXCHANGE OF HONG KONG LIMITED

11. Name of Director (English) as printed on HKID/Passport LIANG (Surname) JIANG (Other names)	14. Name of Director (Chinese) 梁江
12. HKID/Passport No.: P797058(0) Country of issue of Passport: -	15. Chinese Character Code 2733 3068
13. Address of Director 15TH FLOOR, TIANJIN BUILDING, 167 CONNAUGHT ROAD WEST, HONG KONG	16. Daytime tel. No. 2828 3976
	17. e-mail address -

18. Date of relevant event

19	06	2003
(day)	(month)	(year)

19. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

20. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	141	- Select -	201	100,000	HKD	0.880	0.880		- Select -
Short position	- Select -	- Select -	- Select -						

21. Total shares in associated corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	100,000	0.01
Short position		

22. Total shares in associated corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	200,000	0.02
Short position		

23. Capacity in which interests disclosed in Box 22 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares: Long position	Number of shares: Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by associated corporation						Number of shares
		Begins	Ends	Currency	Price for grant	Currency	Exercise price	Currency	Price on assignment	
Long position(s)	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
Short position(s)	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		

25. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

26. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

27. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

28. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

29. Date of filing this Form 3B

08	08	2003
(day)	(month)	(year)

30. Number of continuation sheets

FORM 3 B

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF ASSOCIATED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of:

(i) Acquiring an interest in shares or a short position in shares of an associated corporation of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 22 and 29 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3B.

1. Name of listed corporation	2. Stock code
GUANGNAN (HOLDINGS) LIMITED	1203

3. Name of associated corporation of listed corporation GUANGDONG BREWERY HOLDINGS LIMITED	7. Number of issued shares in class 1,250,400,000
4. Registered office CLARENDON HOUSE, 2 CHURCH STREET, HAMILTON HM11, BERMUDA	8. Business registration number 21040740-000
5. Principal place of business HONG KONG	9. Place of incorporation: BERMUDA Certificate of Incorporation No.: EC23108
6. Class of shares in which interested ORDINARY SHARE	10. Exchange on which listed THE STOCK EXCHANGE OF HONG KONG LIMITED

11. Name of Director (English) as printed on HKID/Passport LIANG (Surname) / JIANG (Other names)	14. Name of Director (Chinese) 梁江
12. HKID/Passport No.: P797058(0) Country of issue of Passport: -	15. Chinese Character Code 2733 3068
13. Address of Director 15/F., TIANJIN BUILDING, 167 CONNAUGHT ROAD WEST, HONG KONG	16. Daytime tel. No. 2828 3976
	17. e-mail address

18. Date of relevant event

14	07	2003
(day)	(month)	(year)

19. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

20. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2): Before relevant event	After relevant event	Number of shares bought/sold or involved	Currency of transaction	On Exchange: Highest price per share	On Exchange: Average price per share	Off Exchange: Average consideration per share	Off Exchange: Consideration Code (see Table 3)
Long position	142	201	- Select -	200,000	HKD	1.270	1.270		- Select -
Short position	- Select -	- Select -	- Select -						

21. Total shares in associated corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	200,000	0.02
Short position		

22. Total shares in associated corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	NIL	NIL
Short position		

23. Capacity in which interests disclosed in Box 22 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares: Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by associated corporation						Number of shares
		Begins	Ends	Currency	Price for grant	Currency	Exercise price	Currency	Price on assignment	
Long position(s)	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
Short position(s)	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		

25. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

26. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

27. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

28. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

29. Date of filing this Form 3B

08	08	2003
(day)	(month)	(year)

30. Number of continuation sheets

FORM 3 B

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF ASSOCIATED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of:

(i) Acquiring an interest in shares or a short position in shares of an associated corporation of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 22 and 29 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3B.

1. Name of listed corporation	2. Stock code
GUANGNAN (HOLDINGS) LIMITED	1203

3. Name of associated corporation of listed corporation GUANGDONG BREWERY HOLDINGS LIMITED	7. Number of issued shares in class 1,250,400,000
4. Registered office CLARENDON HOUSE, 2 CHURCH STREET, HAMILTON HM11, BERMUDA	8. Business registration number 21040740-000
5. Principal place of business HONG KONG	9. Place of incorporation: BERMUDA Certificate of Incorporation No.: EC23108
6. Class of shares in which interested ORDINARY SHARE	10. Exchange on which listed THE STOCK EXCHANGE OF HONG KONG LIMITED

11. Name of Director (English) as printed on HKID/Passport LIANG (Surname) / JIANG (Other names)	14. Name of Director (Chinese) 梁江
12. HKID/Passport No.: P797058(0) Country of issue of Passport: -	15. Chinese Character Code 2733 3068
13. Address of Director 15TH FLOOR, TIANJIN BUILDING, 167 CONNAUGHT ROAD WEST, HONG KONG	16. Daytime tel. No. 2828 3976
	17. e-mail address -

18. Date of relevant event

17	07	2003
(day)	(month)	(year)

19. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

20. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2): Before relevant event	After relevant event	Number of shares bought/sold or involved	Currency of transaction	On Exchange: Highest price per share	On Exchange: Average price per share	Off Exchange: Average consideration per share	Off Exchange: Consideration Code (see Table 3)
Long position	141	- Select -	201	200,000	HKD	1.090	1.090		- Select -
Short position	- Select -	- Select -	- Select -						

21. Total shares in associated corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	NIL	NIL
Short position		

22. Total shares in associated corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	200,000	0.02
Short position		

23. Capacity in which interests disclosed in Box 22 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares: Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

	Code describing derivatives (see Table 4)	(dd/mm/yyyy) Begins	Ends	Consideration - if derivatives granted by associated corporation Currency	Price for grant	Currency	Exercise price	Currency	Price on assignment	Number of shares
Long position(s)	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
Short position(s)	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		

25. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares Long position	Short position

26. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares Long position	Short position

27. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares Long position	Short position

28. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares Long position	Short position
		- Select -		
		- Select -		
		- Select -		

29. Date of filing this Form 3B

08	08	2003
(day)	(month)	(year)

30. Number of continuation sheets [ ]

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF ASSOCIATED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of:

(i) Acquiring an interest in shares or a short position in shares of an associated corporation of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 22 and 29 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3B.

1. Name of listed corporation	2. Stock code
GUANGNAN (HOLDINGS) LIMITED	1203

3. Name of associated corporation of listed corporation	7. Number of issued shares in class	
GUANGDONG BREWERY HOLDINGS LIMITED	1,250,400,000	
4. Registered office	8. Business registration number	
CLARENDON HOUSE, 2 CHURCH STREET, HAMILTON HM11, BERMUDA	21040740-000	
5. Principal place of business	9. Place of incorporation	Certificate of Incorporation No.
HONG KONG	BERMUDA	EC23108
6. Class of shares in which interested	10. Exchange on which listed	
ORDINARY SHARE	THE STOCK EXCHANGE OF HONG KONG LIMITED	

11. Name of Director (English) as printed on HKID/Passport		14. Name of Director (Chinese)
LIANG (Surname)	JIANG (Other names)	梁江
12. HKID/Passport No.	Country of issue of Passport	15. Chinese Character Code
P797058(0)	-	2733 3068
13. Address of Director		16. Daytime tel. No.
15/F., TIANJIN BUILDING, 167 CONNAUGHT ROAD WEST, HONG KONG		2828 3976
		17. e-mail address

18. Date of relevant event

29	07	2003
(day)	(month)	(year)

19. Date when director became aware of the relevant event/ Interest in the shares (if later)

(day)	(month)	(year)

20. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2) Before relevant event	Code describing capacity in which shares were/are held (see Table 2) After relevant event	Number of shares bought/sold or involved	Currency of transaction	On Exchange: Highest price per share	On Exchange: Average price per share	Off Exchange: Average consideration per share	Off Exchange: Consideration Code (see Table 3)
Long position	142	201	- Select -	200,000	HKD	1.200	1.200		- Select -
Short position	- Select -	- Select -	- Select -						

21. Total shares in associated corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	200,000	0.02
Short position		

22. Total shares in associated corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	NIL	NIL
Short position		

23. Capacity in which interests disclosed in Box 22 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares: Long position	Number of shares: Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by associated corporation						Number of shares
		Begins	Ends	Currency	Price for grant	Currency	Exercise price	Currency	Price on assignment	
Long position(s)	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
Short position(s)	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		

25. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

26. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

27. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

28. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

29. Date of filing this Form 3B

08	08	2003
(day)	(month)	(year)

30. Number of continuation sheets [ ]

FORM 3 B

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF ASSOCIATED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of:

(i) Acquiring an interest in shares or a short position in shares of an associated corporation of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 22 and 29 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3B.

1. Name of listed corporation	2. Stock code
GUANGNAN (HOLDINGS) LIMITED	1203

3. Name of associated corporation of listed corporation GUANGDONG INVESTMENT LIMITED	7. Number of issued shares in class 5,220,082,672
4. Registered office 28/F. & 29/F., GUANGDONG INVESTMENT TOWER, 148 CONNAUGHT ROAD C., H.K.	8. Business registration number 03755183-000-01
5. Principal place of business HONG KONG	9. Place of incorporation: HONG KONG Certificate of Incorporation No.: 31340
6. Class of shares in which interested ORDINARY SHARE	10. Exchange on which listed THE STOCK EXCHANGE OF HONG KONG LIMITED

11. Name of Director (English) as printed on HKID/Passport LIANG (Surname) / JIANG (Other names)	14. Name of Director (Chinese) 梁江
12. HKID/Passport No.: P797058(0) Country of issue of Passport: -	15. Chinese Character Code 2733 3068
13. Address of Director 15TH FLOOR, TIANJIN BUILDING, 167 CONNAUGHT ROAD WEST, HONG KONG	16. Daytime tel. No. 2828 3976
	17. e-mail address

18. Date of relevant event

06	08	2003
(day)	(month)	(year)

19. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

20. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2): Before relevant event	After relevant event	Number of shares bought/sold or involved	Currency of transaction	On Exchange: Highest price per share	On Exchange: Average price per share	Off Exchange: Average consideration per share	Off Exchange: Consideration Code (see Table 3)
Long position	142	201	- Select -	100,000	HKD	1.460	1.460		- Select -
Short position	- Select -	- Select -	- Select -						

21. Total shares in associated corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	310,000	0.01
Short position		

22. Total shares in associated corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	210,000	0.00
Short position		

23. Capacity in which interests disclosed in Box 22 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares: Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by associated corporation						Number of shares
		Begins	Ends	Currency	Price for grant	Currency	Exercise price	Currency	Price on assignment	
Long position(s)	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
Short position(s)	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		

25. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

26. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

27. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

28. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

29. Date of filing this Form 3B

08	08	2003
(day)	(month)	(year)

30. Number of continuation sheets [ ]

FORM 3 B

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF ASSOCIATED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of an associated corporation of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 22 and 29 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3B.

1. Name of listed corporation	2. Stock code
GUANGNAN (HOLDINGS) LIMITED	1203

3. Name of associated corporation of listed corporation GUANGDONG INVESTMENT LIMITED	7. Number of issued shares in class 5,220,082,672	
4. Registered office 28/F. & 29/F., GUANGDONG INVESTMENT TOWER, 148 CONNAUGHRT ROAD C., H. K.	8. Business registration number 03755183-000-01	
5. Principal place of business HONG KONG	9. Place of incorporation HONG KONG	Certificate of Incorporation No. 31340
6. Class of shares in which interested ORDINARY SHARE	10. Exchange on which listed THE STOCK EXCHANGE OF HONG KONG LIMITED	

11. Name of Director (English) as printed on HKID/Passport LIANG (Surname)	JIANG (Other names)	14. Name of Director (Chinese) 梁江
12. HKID/Passport No. P797058(0)	Country of issue of Passport -	15. Chinese Character Code 2733 3068
13. Address of Director 15TH FLOOR, TIANJIN BUILDING, 167 CONNAUGHT ROAD WEST, HONG KONG		16. Daytime tel. No. 2828 3976
		17. e-mail address

18. Date of relevant event

07	08	2003
(day)	(month)	(year)

19. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

20. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	142	201	- Select -	100,000	HKD	1.480	1.480		- Select -
Short position	- Select -	- Select -	- Select -						

21. Total shares in associated corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	210,000	0.00
Short position		

22. Total shares in associated corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	110,000	0.00
Short position		

23. Capacity in which interests disclosed in Box 22 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares: Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

24. Further information in respect of derivative interests in associated corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by associated corporation						Number of shares
		Begins	Ends	Currency	Price for grant	Currency	Exercise price	Currency	Price on assignment	
Long position(s)	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
Short position(s)	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		

25. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

26. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

27. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

28. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

29. Date of filing this Form 3B

08	08	2003
(day)	(month)	(year)

30. Number of continuation sheets

表格 3 B

董事／最高行政人員通知 - 相聯法團股份權益

依據《證券及期貨條例》(第571章)第XV部第347條作出通知

本表格供作出首次具報或就以下事項作出通知的董事或最高行政人員（""董事""）使用：

(i) 取得其身爲董事的上市法團的相聯法團的股份的權益或淡倉；

(ii) 其在該等股份的權益的性質出現變動；及

(iii) 不再持有該等股份的權益或淡倉（只需填寫方格1至22及29）。

本表格必須根據表格3B註釋內的指令及指示填寫。

1. 上市法團的名稱 廣南集團有限公司	**2.** 股份編號 1203

3. 上市法團的相聯法團的名稱 粵海投資有限公司	**7.** 該類別的已發行股份的數目 5,233,382,672	
4. 註冊辦事處 香港干諾道中148號粵海投資大廈28樓及29樓	**8.** 商業登記號碼 03755183-000-01	
5. 主要營業地點 香港	**9.** 註冊地點 香港	註冊證書號碼 31340
6. 持有權益的股份的類別 普通股	**10.** 在哪一家交易所上市 香港聯合交易所有限公司	

11. 列印在香港身分證／護照上的董事的姓名(英文) LIANG （姓氏）	JIANG （其他名字）	**14.** 董事的姓名（中文） 梁江
12. 香港身分證／護照號碼 P797058(0)	簽發護照國家 -	**15.** 中文電碼 2733 3068
13. 董事的地址 香港干諾道西167號天津大廈15 樓		**16.** 日間聯絡電話號碼 2828 3976
		17. 電郵地址

18. 有關事件的日期

20	10	2003
（日）	（月）	（年）

19. 董事知悉有關事件／股份權益的日期
(如在有關事件的日期之後)

（日）	（月）	（年）

20. 有關事件的詳情

	切合有關情況的有關事件代號(見表1)	切合以前／現時持有股份的身分的代號（見表2）		買／賣或涉及的股份數目	交易的貨幣	場內		場外	
		有關事件之前	有關事件之後			每股的最高價	每股的平均價	每股的平均代價	代價代號(見表3)
好倉	142	201	- 請選擇 -	110,000	HKD	1.740	1.740		- 請選擇 -
淡倉	- 請選擇 -	- 請選擇 -	- 請選擇 -						

21. 緊接有關事件之前的相聯法團的股份總數

	股份總數	百分率數字(%)
好倉	110,000	0.00
淡倉		

22. 緊接有關事件之後的相聯法團的股份總數

	股份總數	百分率數字(%)
好倉	0	0.00
淡倉		

23. 以何種身分持有方格22所披露的權益（只需在作出首次具報時填寫）

切合身分的代號(見表2)	股份數目	
	好倉	淡倉
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		

24. 有關對相聯法團所持有的衍生權益的進一步資料

	切合衍生權益的代號 (見表4)	行使期限 (dd/mm/yyyy)		代價 - 如衍生權益由相聯法團授予						股份數目
		開始	結束	貨幣	授予價格	貨幣	行使價格	貨幣	轉讓價格	
好倉	- 請選擇 -			HKD		HKD		HKD		
	- 請選擇 -			HKD		HKD		HKD		
	- 請選擇 -			HKD		HKD		HKD		
	- 請選擇 -			HKD		HKD		HKD		
淡倉	- 請選擇 -			HKD		HKD		HKD		
	- 請選擇 -			HKD		HKD		HKD		
	- 請選擇 -			HKD		HKD		HKD		
	- 請選擇 -			HKD		HKD		HKD		

25. 有關未滿18歲的子女及／或配偶的權益的進一步資料

子女／配偶的姓名	地址	股份數目	
		好倉	淡倉

26. 有關由董事所控制的法團的權益的進一步資料

法團的名稱	地址及註冊成立地點	控權股東的姓名或名稱	控制百分率(%)	直接權益(Y/N)	股份數目	
					好倉	淡倉

27. 有關由董事與另一人共同持有的權益的進一步資料

聯合股東的姓名或名稱	地址	股份數目	
		好倉	淡倉

28. 來自身爲董事的受託人、信託受益人、或酌情信託的成立人的進一步資料

信託的名稱	地址	身分代號 (見表5)	股份數目	
			好倉	淡倉
		- 請選擇 -		
		- 請選擇 -		
		- 請選擇 -		

29. 將本表格3B送交存檔的日期

20	10	2003
(日)	(月)	(年)

30. 連續頁的張數

31. 附頁的張數

表格 3B.

FORM 3 B

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF ASSOCIATED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of:

(i) Acquiring an interest in shares or a short position in shares of an associated corporation of a listed corporation of which he is a director;
(ii) Changes in the nature of his interest in such shares; and
(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 22 and 29 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3B.

1. Name of listed corporation	2. Stock code
GUANGNAN (HOLDINGS) LIMITED	1203

3. Name of associated corporation of listed corporation GUANGDONG INVESTMENT LIMITED	7. Number of issued shares in class 5,179,082,672
4. Registered office 28/F. & 29/F. GUANGDONG INVESTMENT TOWER, 148 CONNAUGHT ROAD C., HONG KONG.	8. Business registration number 03755183-000-01
5. Principal place of business HONG KONG	9. Place of incorporation: HONG KONG Certificate of Incorporation No.: 31340
6. Class of shares in which interested ORDINARY SHARES	10. Exchange on which listed THE STOCK EXCHANGE OF HONG KONG LIMITED

11. Name of Director (English) as printed on HKID/Passport LIANG (Surname) / JIANQIN (Other names)	14. Name of Director (Chinese) 梁劍琴
12. HKID/Passport No.: P544686(8) Country of Issue of Passport:	15. Chinese Character Code 2733 0494 3830
13. Address of Director 26/F., GUANGDONG INVESTMENT TOWER, 148 CONNAUGHT ROAD C., HONG KONG	16. Daytime tel. No. 2852 9232
	17. e-mail address

18. Date of relevant event

09	01	2003
(day)	(month)	(year)

19. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

20. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2): Before relevant event	After relevant event	Number of shares bought/sold or involved	Currency of transaction	On Exchange: Highest price per share	On Exchange: Average price per share	Off Exchange: Average consideration per share	Off Exchange: Consideration Code (see Table 3)
Long position	144	201	201	400,000	HKD			0.531	301
Short position	- Select -	- Select -	- Select -						

21. Total shares in associated corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	850,000	0.02
Short position		

22. Total shares in associated corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	850,000	0.02
Short position		

23. Capacity in which interests disclosed in Box 22 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares: Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

	Code describing derivatives (see Table 4)	(dd/mm/yyyy)		Consideration - if derivatives granted by associated corporation						Number of shares
		Begins	Ends	Currency	Price for grant	Currency	Exercise price	Currency	Price on assignment	
Long position(s)	409	11/02/02	10/02/07	HKD	0.000	HKD	0.531	HKD		400,000
	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
Short position(s)	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		

25. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

26. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

27. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

28. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

29. Date of filing this Form 3B

22	SEPT	2003
(day)	(month)	(year)

30. Number of continuation sheets

31. Number of attachments

FORM 3 B

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF ASSOCIATED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of:

(i) Acquiring an interest in shares or a short position in shares of an associated corporation of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 22 and 29 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3B.

1. Name of listed corporation	2. Stock code
GUANGNAN (HOLDINGS) LIMITED	1203

3. Name of associated corporation of listed corporation GUANGDONG INVESTMENT LIMITED	7. Number of issued shares in class 5,196,282,672
4. Registered office 28/F. & 29/F. GUANGDONG INVESTMENT TOWER, 148 CONNAUGHT ROAD C., HONG KONG.	8. Business registration number 03755183-000-01
5. Principal place of business HONG KONG	9. Place of incorporation: HONG KONG Certificate of Incorporation No.: 31340
6. Class of shares in which interested ORDINARY SHARES	10. Exchange on which listed THE STOCK EXCHANGE OF HONG KONG LIMITED

11. Name of Director (English) as printed on HKID/Passport LIANG (Surname)	JIANQIN (Other names)	14. Name of Director (Chinese) 梁劍琴
12. HKID/Passport No. P544686(8)	Country of issue of Passport	15. Chinese Character Code 2733 0494 3830
13. Address of Director 26/F., GUANGDONG INVESTMENT TOWER, 148 CONNAUGHT ROAD C., HONG KONG		16. Daytime tel. No. 2852 9232
		17. e-mail address

18. Date of relevant event

16	01	2003
(day)	(month)	(year)

19. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

20. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2) Before relevant event	After relevant event	Number of shares bought/sold or involved	Currency of transaction	On Exchange Highest price per share	On Exchange Average price per share	Off Exchange Average consideration per share	Off Exchange Consideration Code (see Table 3)
Long position	142	201	- Select -	200,000	HKD	1.040	1.040		- Select -
Short position	- Select -	- Select -	- Select -						

21. Total shares in associated corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	850,000	0.02
Short position		

22. Total shares in associated corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	650,000	0.01
Short position		

23. Capacity in which interests disclosed in Box 22 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by associated corporation						Number of shares
		Begins	Ends	Currency	Price for grant	Currency	Exercise price	Currency	Price on assignment	
Long position(s)	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
Short position(s)	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		

25. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

'6. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

27. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

28. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

29. Date of filing this Form 3B

22	SEPT	2003
(day)	(month)	(year)

30. Number of continuation sheets

31. Number of attachments

FORM 3 B

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF ASSOCIATED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an initial Notification or notice of:

(i) Acquiring an interest in shares or a short position in shares of an associated corporation of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 22 and 29 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3B.

1. Name of listed corporation	2. Stock code
GUANGNAN (HOLDINGS) LIMITED	1203

3. Name of associated corporation of listed corporation	7. Number of issued shares in class	
GUANGDONG INVESTMENT LIMITED	5,196,282,672	
4. Registered office	8. Business registration number	
28/F. & 29/F. GUANGDONG INVESTMENT TOWER, 148 CONNAUGHT ROAD C., HONG KONG.	03755183-000-01	
5. Principal place of business	9. Place of incorporation	Certificate of Incorporation No.
HONG KONG	HONG KONG	31340
6. Class of shares in which interested	10. Exchange on which listed	
ORDINARY SHARES	THE STOCK EXCHANGE OF HONG KONG LIMITED	

11. Name of Director (English) as printed on HKID/Passport		14. Name of Director (Chinese)
LIANG	JIANQIN	梁劍琴
(Surname)	(Other names)	
12. HKID/Passport No.	Country of issue of Passport	15. Chinese Character Code
P544686(8)		2733 0494 3830
13. Address of Director		16. Daytime tel. No.
26/F., GUANGDONG INVESTMENT TOWER, 148 CONNAUGHT ROAD C., HONG KONG		2852 9232
		17. e-mail address

18. Date of relevant event

17	01	2003
(day)	(month)	(year)

19. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

20. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2) Before relevant event	After relevant event	Number of shares bought/sold or involved	Currency of transaction	On Exchange: Highest price per share	On Exchange: Average price per share	Off Exchange: Average consideration per share	Off Exchange: Consideration Code (see Table 3)
Long position	142	201	- Select -	200,000	HKD	1.040	1.040		- Select -
Short position	- Select -	- Select -	- Select -						

21. Total shares in associated corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	650,000	0.01
Short position		

22. Total shares in associated corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	450,000	0.01
Short position		

23. Capacity in which interests disclosed in Box 22 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares: Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

24. Further information in respect of derivative interests in associated corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by associated corporation						Number of shares
		Begins	Ends	Currency	Price for grant	Currency	Exercise price	Currency	Price on assignment	
Long position(s)	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
Short position(s)	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		

25. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

26. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

27. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

28. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

29. Date of filing this Form 3B

22	SEPT	2003
(day)	(month)	(year)

30. Number of continuation sheets

FORM 3 B

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF ASSOCIATED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of:

(i) Acquiring an interest in shares or a short position in shares of an associated corporation of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 22 and 29 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3B.

1. Name of listed corporation	2. Stock code
GUANGNAN (HOLDINGS) LIMITED	1203

3. Name of associated corporation of listed corporation GUANGDONG INVESTMENT LIMITED	7. Number of issued shares in class 5,197,082,672	
4. Registered office 28/F. & 29/F. GUANGDONG INVESTMENT TOWER, 148 CONNAUGHT ROAD C., HONG KONG.	8. Business registration number 03755183-000-01	
5. Principal place of business HONG KONG	9. Place of incorporation HONG KONG	Certificate of Incorporation No. 31340
6. Class of shares in which interested ORDINARY SHARES	10. Exchange on which listed THE STOCK EXCHANGE OF HONG KONG LIMITED	

11. Name of Director (English) as printed on HKID/Passport LIANG (Surname)	JIANQIN (Other names)	14. Name of Director (Chinese) 梁劍琴
12. HKID/Passport No. P544686(8)	Country of Issue of Passport	15. Chinese Character Code 2733 0494 3830
13. Address of Director 26/F., GUANGDONG INVESTMENT TOWER, 148 CONNAUGHT ROAD C., HONG KONG		16. Daytime tel. No. 2852 9232
		17. e-mail address

18. Date of relevant event

29	01	2003
(day)	(month)	(year)

19. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

20. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2): Before relevant event	After relevant event	Number of shares bought/sold or involved	Currency of transaction	On Exchange: Highest price per share	On Exchange: Average price per share	Off Exchange: Average consideration per share	Off Exchange: Consideration Code (see Table 3)
Long position	141	- Select -	201	150,000	HKD	1.060	1.060		- Select -
Short position	- Select -	- Select -	- Select -						

21. Total shares in associated corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	450,000	0.01
Short position		

22. Total shares in associated corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	600,000	0.01
Short position		

23. Capacity in which interests disclosed in Box 22 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares: Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by associated corporation						Number of shares
		Begins	Ends	Currency	Price for grant	Currency	Exercise price	Currency	Price on assignment	
Long position(s)	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
Short position(s)	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		

25. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

26. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

27. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

28. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

29. Date of filing this Form 3B

22	SEPT	2003
(day)	(month)	(year)

30. Number of continuation sheets

31. Number of attachments

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF ASSOCIATED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of:

(i) Acquiring an interest in shares or a short position in shares of an associated corporation of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 22 and 29 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3B.

1. Name of listed corporation	2. Stock code
GUANGNAN (HOLDINGS) LIMITED	1203

3. Name of associated corporation of listed corporation GUANGDONG BREWERY HOLDINGS LIMITED	7. Number of issued shares in class 1,250,400,000	
4. Registered office CLARENDON HOUSE, 2 CHURCH STREET, HAMILTON HM11, BERMUDA	8. Business registration number 21040740-000	
5. Principal place of business HONG KONG	9. Place of incorporation BERMUDA	Certificate of Incorporation No. EC23108
6. Class of shares in which interested ORDINARY SHARE	10. Exchange on which listed THE STOCK EXCHANGE OF HONG KONG LIMITED	

11. Name of Director (English) as printed on HKID/Passport LIANG (Surname)	JIANQIN (Other names)	14. Name of Director (Chinese) 梁劍琴
12. HKID/Passport No. P544686(8)	Country of issue of Passport -	15. Chinese Character Code 2733 0494 3830
13. Address of Director 26/F., GUANGDONG INVESTMENT TOWER, 148 CONNAUGHT ROAD CENTRAL, HONG KONG		16. Daytime tel. No. 2852 9232
		17. e-mail address

18. Date of relevant event

26	06	2003
(day)	(month)	(year)

19. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

20. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	141	- Select -	201	46,000	HKD	0.820	0.820		- Select -
hort position	- Select -	- Select -	- Select -						

21. Total shares in associated corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	NIL	NIL
Short position		

22. Total shares in associated corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	46,000	0.00
Short position		

23. Capacity in which interests disclosed in Box 22 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by associated corporation						Number of shares
		Begins	Ends	Currency	Price for grant	Currency	Exercise price	Currency	Price on assignment	
Long position(s)	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
Short position(s)	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		

25. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

6. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

27. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

28. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

29. Date of filing this Form 3B

22	09	2003
(day)	(month)	(year)

30. Number of continuation sheets [ ]

FORM 3 B

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF ASSOCIATED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of:

(i) Acquiring an interest in shares or a short position in shares of an associated corporation of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 22 and 29 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3B.

1. Name of listed corporation	2. Stock code
GUANGNAN (HOLDINGS) LIMITED	1203

3. Name of associated corporation of listed corporation GUANGDONG INVESTMENT LIMITED	7. Number of issued shares in class 5,220,482,672
4. Registered office 28/F. & 29/F. GUANGDONG INVESTMENT TOWER, 148 CONNAUGHT ROAD C., HONG KONG.	8. Business registration number 03755183-000-01
5. Principal place of business HONG KONG	9. Place of Incorporation: HONG KONG Certificate of Incorporation No.: 31340
6. Class of shares in which interested ORDINARY SHARES	10. Exchange on which listed THE STOCK EXCHANGE OF HONG KONG LIMITED

11. Name of Director (English) as printed on HKID/Passport LIANG (Surname) JIANQIN (Other names)	14. Name of Director (Chinese) 梁劍琴
12. HKID/Passport No.: P544686(8) Country of issue of Passport:	15. Chinese Character Code 2733 0494 3830
13. Address of Director 26/F., GUANGDONG INVESTMENT TOWER, 148 CONNAUGHT ROAD C., HONG KONG	16. Daytime tel. No. 2852 9232
	17. e-mail address

18. Date of relevant event

16	SEPT	2003
(day)	(month)	(year)

19. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

20. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2): Before relevant event	After relevant event	Number of shares bought/sold or involved	Currency of transaction	On Exchange: Highest price per share	On Exchange: Average price per share	Off Exchange: Average consideration per share	Off Exchange: Consideration Code (see Table 3)
Long position	142	201	- Select -	450,000	HKD				- Select -
Short position	- Select -	- Select -	- Select -						

21. Total shares in associated corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	600,000	0.01
Short position		

22. Total shares in associated corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	150,000	0.00
Short position		

23. Capacity in which interests disclosed in Box 22 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares: Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by associated corporation						Number of shares
		Begins	Ends	Currency	Price for grant	Currency	Exercise price	Currency	Price on assignment	
Long position(s)	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
Short position(s)	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		
	- Select -			HKD		HKD		HKD		

25. *Further information in relation to interests of children under 18 and/or spouse*

Name of child/spouse	Address	Number of shares	
		Long position	Short position

26. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

27. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

28. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

29. Date of filing this Form 3B

19	SEPT	2003
(day)	(month)	(year)

30. Number of continuation sheets [ ]

FORM 2

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and

(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation GUANGNAN (HOLDINGS) LIMITED 廣南（集團）有限公司	
2. Stock code 1203	**4. Number of issued shares in class** 9,015,632,859
3. Class of shares ORDINARY	

5. Name of substantial shareholder 廣東粵港投資控股有限公司GUANGDONG YUE GANG INVESTMENT HOLDINGS COMPANY LIMITED	**8. Business registration number** –	
	9. Place of incorporation THE PRC	**Certificate of Incorporation No.** –
6. Registered office 31/F., GD HOLDINGS TOWER, 555 DONGFENG ROAD, EAST, GUANGZHOU, THE PRC	**10. Contact person** TSANG HON NAM JOHNSON	
	11. Daytime tel. No. 28529150	**12. e-mail address** –
7. Principal place of business in Hong Kong –	**13. Exchange on which listed** –	
	14. Name of listed parent and exchange on which parent is listed –	

15. Date of relevant event

6	DEC	2003
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	104	205	- Select -	129,032,258	HKD			0.155	301
Short position	- Select -	- Select -	- Select -						

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	5,875,293,712	65.29
Short position		
Lending pool		

19. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	5,752,045,454	63.80
Short position		
Lending pool		

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
205	5,752,045,454	
- Select -		
- Select -		
- Select -		
- Select -		

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
403	387,096,774	
- Select -		
- Select -		
- Select -		
- Select -		

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
GDH LIMITED	29/F., GUANGDONG INVESTMENT TOWER, 148 CONNAUGHT ROAD CENTRAL, HK. (HONG KONG)	GUANGDONG YUE GANG INVESTMENT HOLDINGS COMPANY LIMITED	100.00	Y	4,901,150,433	
GDH LIMITED	29/F., GUANGDONG INVESTMENT TOWER, 148 CONNAUGHT ROAD CENTRAL, HK. (HONG KONG)	GUANGDONG YUE GANG INVESTMENT HOLDINGS COMPANY LIMITED	100.00	N	850,895,021	
RICHWAY RESOURCES LIMITED	P.O.BOX 957, OFFSHORE INCORPORATIONS CENTRE, ROAD TOWN, TORTOLA, BVI. (BRITISH VIRGIN ISLANDS)	GDH LIMITED	100.00	Y	387,096,774	
GUANGNAN HONG (GROUP) LIMITED	ROOM A, 7/F., YARDLY COMMERCIAL BUILDING, 1-3 CONNAUGHT ROAD WEST, HK. (HONG KONG)	GDH LIMITED	100.00	Y	18,420,680	
GUANGNAN INTERNATIONAL (BVI) LIMITED	P.O.BOX 71, CRAIGMUIR CHAMBERS, ROAD TOWN, TORTOLA, BVI. (BRITISH VIRGIN ISLANDS)	GDH LIMITED	100.00	Y	438,453,587	
YUE SHENG FINANCE LIMITED	28/F & 29/F GUANGDONG INVESTMENT TOWER, 148 CONNAUGHT ROAD CENTRAL, HK. (HONG KONG)	GDH LIMITED	57.58	Y	1,140,000	
GUANGDONG ASSETS MANAGEMENT (BVI) NO.82 LIMITED	BELMONT CHAMBERS, P.O.BOX 3443, ROAD TOWN, TORTOLA, BVI. (BRITISH VIRGIN ISLANDS)	GDH LIMITED	100.00	Y	5,784,000	

. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position
N/A			

24. Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
N/A		- Select -		
		- Select -		
		- Select -		

5. *Further information from a party to an agreement under Section 317 (Please see Notes for further information required)*

Names of other parties	Address	Number of shares
N/A		
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)
N/A		- Select -	
		- Select -	
		- Select -	

27. Date of filing this Form 2

12	DEC	2003
(day)	(month)	(year)

28. Number of continuation sheets

29. Number of attachments

FORM 2

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of:

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and

(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation GUANGNAN (HOLDINGS) LIMITED 廣南（集團）有限公司	
2. Stock code 1203	**4. Number of issued shares in class** 9,015,832,859
3. Class of shares ORDINARY	

5. Name of substantial shareholder 廣東粵港投資控股有限公司GUANGDONG YUE GANG INVESTMENT HOLDINGS COMPANY LIMITED	**8. Business registration number** –	
	9. Place of incorporation THE PRC	**Certificate of Incorporation No.** –
6. Registered office 31/F., GD HOLDINGS TOWER, 555 DONGFENG ROAD, EAST, GUANGZHOU, THE PRC	**10. Contact person** TSANG HON NAM JOHNSON	
	11. Daytime tel. No. 28529150	**12. e-mail address** –
7. Principal place of business in Hong Kong –	**13. Exchange on which listed** –	
	14. Name of listed parent and exchange on which parent is listed –	

15. Date of relevant event

19	DEC	2003
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	104	205	- Select -	387,096,774	HKD			0.155	301

Short position	- Select -	- Select -	- Select -	

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	5,752,045,454	63.80
Short position		
Lending pool		

19. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	5,364,948,680	59.51
Short position		
Lending pool		

20. *Capacity in which interests disclosed in Box 19 are held*

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
205	5,364,948,680	
- Select -		
- Select -		
- Select -		
- Select -		

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
GDH LIMITED	29/F., GUANGDONG INVESTMENT TOWER, 148 CONNAUGHT ROAD CENTRAL, HK. (HONG KONG)	GUANGDONG YUE GANG INVESTMENT HOLDINGS COMPANY LIMITED	100.00	Y	4,901,150,433	
GDH LIMITED	29/F., GUANGDONG INVESTMENT TOWER, 148 CONNAUGHT ROAD CENTRAL, HK. (HONG KONG)	GUANGDONG YUE GANG INVESTMENT HOLDINGS COMPANY LIMITED	100.00	N	463,798,247	
GUANGNAN INTERNATIONAL (BVI) LIMITED	P.O.BOX 71, CRAIGMUIR CHAMBERS, ROAD TOWN, TORTOLA, BVI. (BRITISH VIRGIN ISLANDS)	GDH LIMITED	100.00	Y	438,453,567	
GUANGNAN HONG (GROUP) LIMITED	ROOM A, 7/F., YARDLY COMMERCIAL BUILDING, 1-3 CONNAUGHT ROAD WEST, HK. (HONG KONG)	GDH LIMITED	100.00	Y	18,420,680	
GUANGDONG ASSETS MANAGEMENT (BVI) NO.62 LIMITED	BELMONT CHAMBERS, P.O.BOX 3443, ROAD TOWN, TORTOLA, BVI. (BRITISH VIRGIN ISLANDS)	GDH LIMITED	100.00	Y	5,784,000	
YUE SHENG FINANCE LIMITED	28/F & 29/F GUANGDONG INVESTMENT TOWER, 148 CONNAUGHT ROAD CENTRAL, HK. (HONG KONG)	GDH LIMITED	57.53	Y	1,140,000	

23. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position
N/A			

24. Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
N/A		- Select -		
		- Select -		

		- Select -		

25. **Further information from a party to an agreement under Section 317** **(Please see Notes for further information required)**

Names of other parties	Address	Number of shares
N/A		
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. **Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act**

Names	Address	Relationship Code (see Table 6)	Percentage (%)
N/A		- Select -	
		- Select -	
		- Select -	

27. Date of filing this Form 2

22	12	2003
(day)	(month)	(year)

28. Number of continuation sheets

29. Number of attachments

Form 2.

FORM 2

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);
(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and
(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation GUANGNAN (HOLDINGS) LIMITED 廣南（集團）有限公司	
2. Stock code 1203	**4. Number of issued shares in class** 9,015,832,859
3. Class of shares ORDINARY	

5. Name of substantial shareholder 廣東粵港投資控股有限公司GUANGDONG YUE GANG INVESTMENT HOLDINGS COMPANY LIMITED	**8. Business registration number** –	
	9. Place of Incorporation THE PRC	**Certificate of Incorporation No.** –
6. Registered office 31/F., GD HOLDINGS TOWER, 555 DONGFENG ROAD, EAST, GUANGZHOU, THE PRC	**10. Contact person** TSANG HON NAM JOHNSON	
	11. Daytime tel. No. 28529150	**12. e-mail address** –
7. Principal place of business in Hong Kong –	**13. Exchange on which listed** –	
	14. Name of listed parent and exchange on which parent is listed –	

15. Date of relevant event

22	12	2003
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	117	- Select -	205	462,658,247	HKD			0.171	301

Short position	- Select -	- Select -	- Select -	

18. **Total shares immediately before the relevant event**

	Total number of shares	Percentage figure (%)
Long position	5,364,948,680	59.51
Short position		
Lending pool		

19. **Total shares immediately after the relevant event**

	Total number of shares	Percentage figure (%)
Long position	5,364,948,680	59.51
Short position		
Lending pool		

20. **Capacity in which interests disclosed in Box 19 are held**

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
205	5,364,948,680	
- Select -		
- Select -		
- Select -		
- Select -		

21. **Further information in respect of derivative interests**

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
GDH LIMITED	29/F., GUANGDONG INVESTMENT TOWER, 148 CONNAUGHT ROAD CENTRAL, HK. (HONG KONG)	GUANGDONG YUE GANG INVESTMENT HOLDINGS COMPANY LIMITED	100.00	Y	5,363,808,680	
GDH LIMITED	29/F., GUANGDONG INVESTMENT TOWER, 148 CONNAUGHT ROAD CENTRAL, HK. (HONG KONG)	GUANGDONG YUE GANG INVESTMENT HOLDINGS COMPANY LIMITED	100.00	N	1,140,000	
YUE SHENG FINANCE LIMITED	28/F & 29/F GUANGDONG INVESTMENT TOWER, 148 CONNAUGHT ROAD CENTRAL, HK. (HONG KONG)	GDH LIMITED	57.53	Y	1,140,000	

23. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position
N/A			

24. Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
N/A		- Select -		
		- Select -		

		- Select -		

25. Further information from a party to an agreement under Section 317 ***(Please see Notes for further information required)***

Names of other parties	Address	Number of shares
N/A		
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)
N/A		- Select -	
		- Select -	
		- Select -	

27. Date of filing this Form 2

24	12	2003
(day)	(month)	(year)

28. *Number of continuation sheets*

29. Number of attachments

Form 2.

FORM 2

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of:

- *(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);*
- *(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and*
- *(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).*

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation GUANGNAN (HOLDINGS) LIMITED 廣南（集團）有限公司	
2. Stock code 1203	**4. Number of issued shares in class** 9,015,832,859
3. Class of shares ORDINARY	

5. Name of substantial shareholder 廣東粵港投資控股有限公司GUANGDONG YUE GANG INVESTMENT HOLDINGS COMPANY LIMITED	**8. Business registration number** –	
	9. Place of incorporation THE PRC	Certificate of Incorporation No. –
6. Registered office 31/F., GD HOLDINGS TOWER, 555 DONGFENG ROAD, EAST, GUANGZHOU, THE PRC	**10. Contact person** TSANG HON NAM JOHNSON	
	11. Daytime tel. No. 28529150	**12. e-mail address** –
7. Principal place of business in Hong Kong –	**13. Exchange on which listed** –	
	14. Name of listed parent and exchange on which parent is listed –	

15. Date of relevant event

22	12	2003
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	117	205	- Select -	462,658,247	HKD			0.171	301

Short position	- Select -	- Select -	- Select	

18. **Total shares immediately before the relevant event**

	Total number of shares	Percentage figure (%)
Long position	5,364,948,680	59.51
Short position		
Lending pool		

19. **Total shares immediately after the relevant event**

	Total number of shares	Percentage figure (%)
Long position	5,364,948,680	59.51
Short position		
Lending pool		

20. **Capacity in which interests disclosed in Box 19 are held**

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
205	5,364,948,680	
- Select -		
- Select -		
- Select -		
- Select -		

21. **Further information in respect of derivative interests**

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
GDH LIMITED	29/F., GUANGDONG INVESTMENT TOWER, 148 CONNAUGHT ROAD CENTRAL, HK. (HONG KONG)	GUANGDONG YUE GANG INVESTMENT HOLDINGS COMPANY LIMITED	100.00	Y	5,363,808,680	
GDH LIMITED	29/F., GUANGDONG INVESTMENT TOWER, 148 CONNAUGHT ROAD CENTRAL, HK. (HONG KONG)	GUANGDONG YUE GANG INVESTMENT HOLDINGS COMPANY LIMITED	100.00	N	1,140,000	
YUE SHENG FINANCE LIMITED	28/F & 29/F GUANGDONG INVESTMENT TOWER, 148 CONNAUGHT ROAD CENTRAL, HK. (HONG KONG)	GDH LIMITED	57.53	Y	1,140,000	

23. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position
N/A			

24. Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
N/A		- Select -		
		- Select -		

		- Select -		

25. Further Information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
N/A		
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)
N/A		- Select -	
		- Select -	
		- Select -	

27. Date of filing this Form 2

24	12	2003
(day)	(month)	(year)

28. Number of continuation sheets

29. Number of attachments

Form 2.

FORM 2

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);
(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and
(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation GUANGNAN (HOLDINGS) LIMITED 廣南（集團）有限公司	
2. Stock code 1203	**4. Number of issued shares in class** 9,015,832,858
3. Class of shares ORDINARY	

5. Name of substantial shareholder GDH LIMITED	**8. Business registration number** 30588917	
	9. Place of incorporation HONG KONG	**Certificate of incorporation No.** 697562
6. Registered office 29/F., GUANGDONG INVESTMENT TOWER, 148 CONNAUGHT ROAD CENTRAL, HONG KONG.	**10. Contact person** TSANG HON NAM JOHNSON	
	11. Daytime tel. No. 28529150	**12. e-mail address**
7. Principal place of business in Hong Kong 29/F., GUANGDONG INVESTMENT TOWER, 148 CONNAUGHT ROAD CENTRAL, HONG KONG.	**13. Exchange on which listed** --	
	14. Name of listed parent and exchange on which parent is listed --	

15. Date of relevant event

06	12	2003
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	104	205	- Select -	129,032,258	HKD			0.155	301
Short position	- Select -	- Select -	- Select -						

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	5,875,293,712	65.29
Short position		
Lending pool		

19. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	5,752,045,454	63.80
Short position		
Lending pool		

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
205	5,752,045,454	
- Select -		
- Select -		
- Select -		
- Select -		

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
403	387,096,774	
- Select -		
- Select -		
- Select -		
- Select -		

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
RICHWAY RESOURCES LIMITED	P.O.BOX 957, OFFSHORE INCORPORATIONS CENTRE, ROAD TOWN, TORTOLA, BVI. (BRITISH VIRGIN ISLANDS)	GDH LIMITED	100.00	Y	387,096,774	
GUANGNAN INTERNATIONAL (B.V.I.) LIMITED	P.O.BOX 71, CRAIGMUIR, CHAMBERS, ROAD TOWN, TORTOLA, BVI. (BRITISH VIRGIN ISLANDS)	GDH LIMITED	100.00	Y	438,453,567	
GUANGNAN HONG (GROUP) LIMITED	ROOM A, 7/F., YARDLY COMMERCIAL BUILDING, 1-3 CONNAUGHT ROAD WEST, HK. (HONG KONG)	GDH LIMITED	100.00	Y	18,420,680	
YUE SHENG FINANCE LIMITED	28/F & 29/F GUANGDONG INVESTMENT TOWER, 148 CONNAUGHT ROAD CENTRAL, HONG KONG.	GDH LIMITED	57.56	Y	1,140,000	
GUANGDONG ASSETS MANAGEMENT (BVI) NO.82 LIMITED	BELMONT CHAMBERS, P.O.BOX 3443, ROAD TOWN, TORTOLA, BVI. (BRITISH VIRGIN ISLANDS)	GDH LIMITED	100.00	Y	5,784,000	

23. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position
N/A			

24. Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
N/A		- Select -		
		- Select -		
		- Select -		

25. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
N/A		
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)
GUANGDONG YUE GANG INVESTMENT HOLDINGS COMPANY LIMITED	31/F., GD HOLDINGS TOWER, 555 DONGFENG ROAD, EAST, GUANGZHOU, PEOPLE'S REPUBLIC OF CHINA.	603	100.00
		- Select -	
		- Select -	

27. Date of filing this Form 2

12	12	2003
(day)	(month)	(year)

28. Number of continuation sheets

29. Number of attachments

FORM 2

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of:

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and

(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation GUANGNAN (HOLDINGS) LIMITED 廣南（集團）有限公司	
2. Stock code 1203	**4. Number of issued shares in class** 9,015,832,859
3. Class of shares ORDINARY	

5. Name of substantial shareholder GDH LIMITED	**8. Business registration number** 30588917	
	9. Place of incorporation HONG KONG	Certificate of Incorporation No. 697562
6. Registered office 29/F., GUANGDONG INVESTMENT TOWER, 148 CONNAUGHT ROAD CENTRAL, HONG KONG.	**10. Contact person** TSANG HON NAM JOHNSON	
	11. Daytime tel. No. 28529150	**12. e-mail address**
7. Principal place of business in Hong Kong 29/F., GUANGDONG INVESTMENT TOWER, 148 CONNAUGHT ROAD CENTRAL, HONG KONG.	**13. Exchange on which listed** –	
	14. Name of listed parent and exchange on which parent is listed –	

15. Date of relevant event

19	12	2003
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	104	205	- Select -	387,096,774	HKD			0.155	301

Short position	- Select -	- Select -	- Select -	

18. **Total shares immediately before the relevant event**

	Total number of shares	Percentage figure (%)
Long position	5,752,045,454	63.80
Short position		
Lending pool		

19. **Total shares immediately after the relevant event**

	Total number of shares	Percentage figure (%)
Long position	5,364,948,680	59.51
Short position		
Lending pool		

20. **Capacity in which interests disclosed in Box 19 are held**

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
205	5,364,948,680	
- Select -		
- Select -		
- Select -		
- Select -		

21. **Further information in respect of derivative interests**

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
GUANGNAN INTERNATIONAL (B.V.I.) LIMITED	P.O.BOX 71, CRAIGMUIR, CHAMBERS, ROAD TOWN, TORTOLA, BVI. (BRITISH VIRGIN ISLANDS)	GDH LIMITED	100.00	Y	438,453,567	
GUANGNAN HONG (GROUP) LIMITED	ROOM A, 7/F., YARDLY COMMERCIAL BUILDING, 1-3 CONNAUGHT ROAD WEST, HK. (HONG KONG)	GDH LIMITED	100.00	Y	18,420,680	
GUANGDONG ASSETS MANAGEMENT (BVI) NO.62 LIMITED	BELMONT CHAMBERS, P.O.BOX 3443, ROAD TOWN, TORTOLA, BVI. (BRITISH VIRGIN ISLANDS)	GDH LIMITED	100.00	Y	5,784,000	
YUE SHENG FINANCE LIMITED	28/F & 29/F GUANGDONG INVESTMENT TOWER, 148 CONNAUGHT ROAD CENTRAL, HK. (HONG KONG)	GDH LIMITED	57.53	Y	1,140,000	

23. Further Information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position
N/A			

24. Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
N/A		- Select -		
		- Select -		

		- Select -		

25. Further Information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
N/A		
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)
GUANGDONG YUE GANG INVESTMENT HOLDINGS COMPANY LIMITED	31/F., GD HOLDINGS TOWER, 555 DONGFENG ROAD, EAST, GUANGZHOU, PEOPLE'S REPUBLIC OF CHINA.	603	100.00
		- Select -	
		- Select -	

27. Date of filing this Form 2

22	12	2003
(day)	(month)	(year)

28. Number of continuation sheets

29. Number of attachments

FORM 2

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and

(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation GUANGNAN (HOLDINGS) LIMITED 廣南（集團）有限公司	
2. Stock code 1203	**4. Number of issued shares in class** 9,015,832,859
3. Class of shares ORDINARY	

5. Name of substantial shareholder GDH LIMITED	**8. Business registration number** 30588017	
	9. Place of Incorporation HONG KONG	Certificate of Incorporation No. 697562
6. Registered office 29/F., GUANGDONG INVESTMENT TOWER, 148 CONNAUGHT ROAD CENTRAL, HONG KONG.	**10. Contact person** TSANG HON NAM JOHNSON	
	11. Daytime tel. No. 28529150	**12. e-mail address**
7. Principal place of business in Hong Kong 29/F., GUANGDONG INVESTMENT TOWER, 148 CONNAUGHT ROAD CENTRAL, HONG KONG.	**13. Exchange on which listed** –	
	14. Name of listed parent and exchange on which parent is listed –	

15. Date of relevant event

22	12	2003
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	117	- Select -	201	462,658,247	HKD			0.171	301

Short position	- Select -	- Select -	- Select -	

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	5,364,948,680	59.51
Short position		
Lending pool		

19. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	5,364,948,680	59.51
Short position		
Lending pool		

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201	5,364,948,680	
- Select -		
- Select -		
- Select -		
- Select -		

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
YUE SHENG FINANCE LIMITED	28/F & 29/F GUANGDONG INVESTMENT TOWER, 148 CONNAUGHT ROAD CENTRAL, HK. (HONG KONG)	GDH LIMITED	57.53	Y	1,140,000	

23. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position
N/A			

24. Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
N/A		- Select -		
		- Select -		

		- Select -		

25. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
N/A		
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)
GUANGDONG YUE GANG INVESTMENT HOLDINGS COMPANY LIMITED	31/F., GD HOLDINGS TOWER, 555 DONGFENG ROAD, EAST, GUANGZHOU, PEOPLE'S REPUBLIC OF CHINA.	603	100.00
		- Select -	
		- Select -	

27. Date of filing this Form 2

24	12	2003
(day)	(month)	(year)

28. Number of continuation sheets

29. Number of attachments

Form 2.

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of:

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and

(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation GUANGNAN (HOLDINGS) LIMITED 廣南（集團）有限公司	
2. Stock code 1203	**4. Number of issued shares in class** 9,015,832,859
3. Class of shares ORDINARY	

5. Name of substantial shareholder GDH LIMITED	**8. Business registration number** 30588917	
	9. Place of incorporation HONG KONG	Certificate of Incorporation No. 697562
6. Registered office 29/F., GUANGDONG INVESTMENT TOWER, 148 CONNAUGHT ROAD CENTRAL, HONG KONG.	**10. Contact person** TSANG HON NAM JOHNSON	
	11. Daytime tel. No. 28529150	**12. e-mail address**
7. Principal place of business in Hong Kong 29/F., GUANGDONG INVESTMENT TOWER, 148 CONNAUGHT ROAD CENTRAL, HONG KONG.	**13. Exchange on which listed** –	
	14. Name of listed parent and exchange on which parent is listed –	

15. Date of relevant event

22	12	2003
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	117	205	- Select -	462,658,247	HKD			0.171	301

Short position	- Select -	- Select -	- Select -	

18. **Total shares immediately before the relevant event**

	Total number of shares	Percentage figure (%)
Long position	5,364,948,680	59.51
Short position		
Lending pool		

19. **Total shares immediately after the relevant event**

	Total number of shares	Percentage figure (%)
Long position	5,364,948,680	59.51
Short position		
Lending pool		

20. **Capacity in which interests disclosed in Box 19 are held**

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201	5,364,948,680	
- Select -		
- Select -		
- Select -		
- Select -		

21. **Further information in respect of derivative interests**

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

22. **Further information in relation to interests of corporations controlled by substantial shareholder**

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
YUE SHENG FINANCE LIMITED	28/F & 29/F GUANGDONG INVESTMENT TOWER, 148 CONNAUGHT ROAD CENTRAL, HK. (HONG KONG)	GDH LIMITED	57.53	Y	1,140,000	

23. **Further information in relation to interests held by substantial shareholder jointly with another person**

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position
N/A			

24. **Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust**

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
N/A		- Select -		
		- Select -		

		- Select -		

25. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
N/A		
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)
GUANGDONG YUE GANG INVESTMENT HOLDINGS COMPANY LIMITED	31/F., GD HOLDINGS TOWER, 555 DONGFENG ROAD, EAST, GUANGZHOU, PEOPLE'S REPUBLIC OF CHINA.	803	100.00
		- Select -	
		- Select -	

27. Date of filing this Form 2

24	12	2003
(day)	(month)	(year)

28. Number of continuation sheets

29. Number of attachments

Form 2.

FORM 2

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of:

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);
(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and
(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation GUANGNAN (HOLDINGS) LIMITED 廣南（集團）有限公司	
2. Stock code 1203	4. Number of issued shares in class 9,015,832,859
3. Class of shares ORDINARY	

5. Name of substantial shareholder RICHWAY RESOURCES LIMITED	8. Business registration number -	
	9. Place of incorporation BRITISH VIRGIN ISLANDS.	Certificate of Incorporation No. 229002
6. Registered office P. O. BOX 957, OFFSHORE INCORPORATIONS CENTRE, ROAD TOWN,TORTOLA, BRITISH VIRGIN ISLANDS.	10. Contact person TSANG HON NAM JOHNSON	
	11. Daytime tel. No. 28529150	12. e-mail address -
7. Principal place of business in Hong Kong -	13. Exchange on which listed -	
	14. Name of listed parent and exchange on which parent is listed -	

15. Date of relevant event

06	DEC	2003
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	102	201	- Select -	129,032,258	HKD			0.155	301
Short position	- Select -	- Select -	- Select -						

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	516,129,032	5.73
Short position		
Lending pool		

19. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	387,096,774	4.30
Short position		
Lending pool		

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position

23. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position

24. Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

25. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)
N/A		- Select -	
		- Select -	
		- Select -	

27. Date of filing this Form 2

12	DEC	2003
(day)	(month)	(year)

28. Number of continuation sheets

29. Number of attachments

Form 2

CR

Form 表格 AR1

Companies Registry

公司註冊處

Annual Return
周年申報表

Company Number 公司編號

109667

1 **Company Name** 公司名稱

GUANGNAN (HOLDINGS) LIMITED
廣南（集團）有限公司

(Note 註 2) 2 **Business Name** 商業名稱

N/A

3 **Type of Company** 公司的類別 *Please tick appropriate box 請在適當空格內加 ✓ 號*

☐ Private 私人 ☑ Others 其他

(Note 註 3) 4 **Address of Registered Office** 註冊辦事處地址

15/F Tianjin Building, 167 Connaught Road West, Hong Kong

(Note 註 4) 5 **Date of Return** 本申報表日期

18	06	2003
DD 日	MM 月	YYYY 年

Which is 該日期爲

☑ Date of AGM or Date of written resolution passed in lieu of AGM
周年大會日期或以代替周年大會的書面決議的日期

☐ Anniversary Date of Incorporation 成立爲法團周年日期

Please tick appropriate box 請在適當空格內加 ✓號

6 **Mortgages and Charges** 按揭及押記

Total Amount outstanding at the date of this Return on all mortgages and charges which should be registered with the Registrar of Companies
截至本申報表日期，一切須向公司註冊處處長登記的按揭及押記的未償還總額

NIL

Presentor's Name and Address
提交人的姓名及地址

Guangnan (Holdings) Limited
15/F Tianjin Building
167 Connaught Road West
Hong Kong

For Officia
請勿填寫本fl

Your Receipt
Companies Registry
H.K.

27/06/2003	00489881
CR No. :	-109667-
Sh. Form :	AR1L
27	$140.00
----------	---------------
TOTAL(CSH)	$140.00
	===============

Third revision to Specification No. 1/97 (Amendment No. 1/2000)
指明編號第 1/97 號的第 3 期修訂(修訂編號第 1/2000 號)

2003 Annual Return/Guangnan/1

Annual Return
周年申報表

Date of Return 本申報表日期

18	06	2003
DD 日	MM 月	YYYY 年

Company Number 公司編號

109667

(Note 註 5) 7 **Share Capital** 股本 (As at the date of this Return 截至本申報表日期)

	Authorised Share Capital 法定股本	Issued Share Capital 已發行股本		
Class of Shares 股份類別	Total Nominal Value 總面值	No. of Shares Issued 已發行股份數目	Total Nominal Value of Shares Issued 已發行股份的總面值	Total Paid up Value of Shares Issued (excluding premium) 已發行股份的已繳股款總值 (不包括溢價)
Ordinary	**HK$1,500,000,000.00**	**8,998,332,859**	**HK$899,833,285.90**	**HK$899,833,285.90**
Total 總值	**HK$1,500,000,000.00**	**8,998,332,859**	**HK$899,833,285.90**	**HK$899,833,285.90**

Enter below any changes to the structure of the company's share capital since the date of the last Return.
如公司股本的結構由上一份申報表日期以來曾經變動，請在下面填寫詳情。

Class of Shares 股份類別	Change 變動情況

(Note 註 6) 8 **Past and Present Members** 過去及現在的成員 *Please tick appropriate box 請在適當空格內加 ✓ 號*

For company with a share capital 有股本的公司

1 ☐ There have been no changes since the Annual Return for _____ .
由遞交 _____ 年度周年申報表以來，成員並無任何變動。

OR 或

2 ☑ A full list of members is enclosed (use Schedule 1).
隨附成員的詳細名單（使用附表一）。

For company without a share capital 無股本的公司

3 ☐ The number of members at the date of this Return is _____ .
於申報表日期的成員數目是 _____ 人。

Annual Return
周年申報表

Date of Return 本申報表日期		
18	06	2003
DD 日	MM 月	YYYY 年

Company Number 公司編號: **109667**

(Note 註 7) **9 Secretary 秘書** *(Use Continuation Sheet A if joint secretaries 如屬聯名秘書，請用續頁 A 填寫)*

Name 姓名

Surname 姓氏	Other names 名字
Cheung 張	Mo Ching 慕貞

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	-

Address 地址: **Flat B, 33/F., Tower 13A, Yee Fai Court, South Horizons, Apleichau, Hong Kong**

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
E866296(0)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

(Note 註 7) **10 Directors 董事** *(Use Continuation Sheet B if more than 3 directors 如超過三名董事，請用續頁 B 填寫)*

1 **Name 姓名**

Surname 姓氏	Other names 名字
Liang 梁	Jiang 江

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	梁錫江

Address 地址: **Flat B, 19/F., Evergreen Tower, Western Garden, 83 Second Street, Sai Ying Pun, Hong Kong**

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
P797058(0)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Capacity 身份* ☑ Director 董事 ☐ Alternate Director to 替代董事

* *Please tick the relevant box(es) 請在有關空格內加 ✓ 號*

Date of Return 本申報表日期

18	06	2003
DD 日	MM 月	YYYY 年

Company Number 公司編號

109667

10 Directors 董事 (cont'd 續上頁)

2 **Name 姓名**

Surname 姓氏	Other names 名字
Li 李	Xiangbin 相彬

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	-

Address 地址 Flat 2, 5/F., No. 38 Centre Street, Sai Ying Pun, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
R032986(9)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Capacity 身份* ☑ Director 董事 ☐ Alternate Director to 替代董事

3 **Name 姓名**

Surname 姓氏	Other names 名字
Hui 許	Wai Man, Lawrence 偉文

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	-

Address 地址 Flat F, 27/F., Block 5, City Garden, 233 Electric Road, North Point, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
E952253(4)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Capacity 身份* ☑ Director 董事 ☐ Alternate Director to 替代董事

** Please tick the relevant box(es) 請在有關空格內加✓號*

Annual Return
周年申報表

Date of Return 本申報表日期

18	06	2003
DD 日	MM 月	YYYY 年

Company Number 公司編號

109667

(Note 註 8) **11 Registers** Address where the company's registers are kept (if not the same address as in Section 4)
登記冊 公司備存登記冊的地址（如並非備存於第 4 項的註冊辦事處內）

Register 登記冊	Address 地址
Register of Members	**Rooms 1901-1905, 19th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong**

(Note 註 9) **12 Period Covered by Accounts Enclosed** 隨附帳目所涵蓋的會計結算始末日期
(Except for Private Companies Limited by Shares 私人股份有限公司除外)

01	01	2002	To 至	31	12	2002
DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年

(Note 註 10) **13 Certificate** 證明書

(a) I certify that the information given in this Return (including 3 pages of Continuation Sheets and 1 pages of Schedules) is true to the best of my knowledge and belief.
據本人所知及至誠相信，謹此證明本申報表內的資料（包括 3 張續頁及 1 張附表）真確無訛。

~~*(b) I certify that the company has not, since the date of the last Annual Return issued any invitation to the public to subscribe for any shares or debentures in the company and that if the number of members is in excess of 50 at the date of this Return, the excess are persons who under Section 29(1)(b) of the Companies Ordinance are not to be included in the calculation of 50.~~
~~本人證明公司由上一份周年申報表日期以來，並無發出任何文件，邀請公眾人士認購公司任何股份或債權證，同時如成員數目於申報表日期超過五十，則根據公司條例第 **29(1)(b)**條，所超出的成員不包括在所計算的五十名額內。~~

* Only relevant to private companies. Delete if not applicable.
* 僅與私人公司有關。如不適用，請刪去。

Signed 簽名 : [signature]

(Name 姓名) : (Cheung Mo Ching)
~~Director 董事~~ / Secretary 秘書 *

Date 日期 : 18 June 2003

** Delete whichever does not apply 請刪去不適用者*

Form 表格 AR1

Companies Registry

公司註冊處

Annual Return
周年申報表
(Schedule 1 附表一)

Date of Return 本申報表日期

18	06	2003
DD 日	MM 月	YYYY 年

Company Number 公司編號

109667

Details of Members 成員詳情

(See Section 7 of the main form for details of any change to the structure of the Company's Share Capital since the date of the last Return)

(關於由上一份申報表日期以來公司股本結構的任何變動詳情，請參閱表格第 7 項)

Share Class 股份類別 Ordinary

Name 姓名	Address 地址	Shares 股份			Remarks 備註
		Current Holding (Note 1) 現時持有量 (註 1)	Transferred 轉讓 (Note 2 註 2)		
			Number 數目	Date 日期	
	Please refer to the attached CD Rom.				
	Total 總數				

Notes 註：

1. The total shares in the 'Current Holding' for each class of share must agree with the total for that class in Section 7 of the Return.
每類別股份的「現時持有量」總數必須與申報表第 7 項所填該類別的總數相符。
2. The number of shares transferred since the last Return should be shown for each existing or ex-member.
應說明每名現任成員或前任成員由上次申報以來所轉讓的股份數目。

CR

Form 表格 **AR1**

Companies Registry
公司註冊處

Annual Return
周年申報表
(Continuation Sheet B 續頁 B)

Date of Return 本申報表日期

DD 日	MM 月	YYYY 年
18	06	2003

Company Number 公司編號: **109667**

Details of Directors (Section 10 of main form) 董事詳情（表格第 10 項）

1 **Name 姓名**

Surname 姓氏	Other names 名字
McMahon	**Gerard Joseph**

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	-

Address 地址: **Flat E, 9/F., Vienna Mansion, 55 Paterson Street, Causeway Bay, Hong Kong**

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
XD291901(5)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Capacity 身份* ☑ Director 董事 ☐ Alternate Director to 替代董事

2 **Name 姓名**

Surname 姓氏	Other names 名字
Tam 譚	**Wai Chu, Maria 惠珠**

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	-

Address 地址: **3rd Floor, 52A, Macdonnell Road, Hong Kong**

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
A464118(6)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Capacity 身份* ☑ Director 董事 ☐ Alternate Director to 替代董事

** Please tick the relevant box(es) 請在有關空格內加 ✓ 號*

CR

Form 表格 AR1

Companies Registry
公司註冊處

Annual Return
周年申報表
(Continuation Sheet B 續頁 B)

Date of Return 本申報表日期

18	06	2003
DD 日	MM 月	YYYY 年

Company Number 公司編號: 109667

Details of Directors (Section 10 of main form) 董事詳情（表格第 10 項）

1 **Name 姓名**

Surname 姓氏: Li 李
Other names 名字: Kar Keung 嘉強

Alias (if any) 別名（如有的話）: -
Previous Names 前用姓名: -

Address 地址: Flat 4B, Block 8, Cavendish Heights, 33 Perkins Road, Jardine Lookout, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號
I.D. Card Number 身份證號碼: E516940(6)
Company Number 公司編號: -

b Overseas Passport 海外護照
Number 號碼: -
Issuing Country 簽發國家: -

Capacity 身份*
☑ Director 董事
☐ Alternate Director to 替代董事

2 **Name 姓名**

Surname 姓氏: Luo 羅
Other names 名字: Fanyu 蕃郁

Alias (if any) 別名（如有的話）: -
Previous Names 前用姓名: -

Address 地址: Flat D, 17/F., Tai Yuen Court, 38 Tai Yuen Street, Wanchai, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號
I.D. Card Number 身份證號碼: K589564(2)
Company Number 公司編號: -

b Overseas Passport 海外護照
Number 號碼: -
Issuing Country 簽發國家: -

Capacity 身份*
☑ Director 董事
☐ Alternate Director to 替代董事

** Please tick the relevant box(es) 請在有關空格內加 ✓ 號*

CR

Form 表格 AR1

Companies Registry
公司註冊處

Annual Return
周年申報表
(Continuation Sheet B 續頁 B)

Date of Return 本申報表日期

18	06	2003
DD 日	MM 月	YYYY 年

Company Number 公司編號: 109667

Details of Directors (Section 10 of main form) 董事詳情（表格第 10 項）

1 **Name** 姓名

Surname 姓氏: Liang 梁
Other names 名字: Jianqin 劍琴

Alias (if any) 別名（如有的話）: -
Previous Names 前用姓名: -

Address 地址: Room 4, 19/F., Block B, Yan Tak Building, No. 103 Chun Yeung Street, North Point, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號
I.D. Card Number 身份證號碼: P544686(8)
Company Number 公司編號: -

b Overseas Passport 海外護照
Number 號碼: -
Issuing Country 簽發國家: -

Capacity 身份* ☑ Director 董事 ☐ Alternate Director to 替代董事

2 **Name** 姓名

Surname 姓氏:
Other names 名字:

Alias (if any) 別名（如有的話）:
Previous Names 前用姓名:

Address 地址:

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號
I.D. Card Number 身份證號碼:
Company Number 公司編號:

b Overseas Passport 海外護照
Number 號碼:
Issuing Country 簽發國家:

Capacity 身份* ☐ Director 董事 ☐ Alternate Director to 替代董事

** Please tick the relevant box(es) 請在有關空格內加 ✓ 號*

CR

Form 表格 D2

Companies Registry
公司註冊處

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號
109667

1 **Company Name 公司名稱**

Guangnan (Holdings) Limited
廣南(集團)有限公司

2 **Type of Change 更改事項**

* ☐ Resignation or cessation 辭職或停職
☐ New appointment 新委任
☑ Change of particulars 更改資料

3 **Details of Change 更改詳情**

(Note 註 2) A. **Resignation or cessation 辭職或停職**
(Use Continuation Sheet A if more than 1 resignation or cessation 如超過一個辭職或停職，請用續頁A填寫)

* ☐ Secretary 秘書 ☐ Director 董事 ☐ Alternate Director 替代董事

Name 姓名

Surname 姓氏 Other names 名字

Identification 身份證明

A Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號
I.D. Card Number 身份證號碼 Company Number 公司編號

B Overseas Passport 海外護照
Number 號碼 Issuing Country 簽發國家

Date of Resignation or Cessation 辭職或停職日期
DD 日 MM 月 YYYY 年
Date 日期 Alternate To 替代

* *Please tick the relevant box(es) 請在有關格內加 ✓ 號*

Presentor's Name and Address
提交人的姓名及地址

Guangnan (Holdings) Limited
15/F., Tianjin Building
167 Connaught Road West
Hong Kong

For Official Use
請勿填寫本欄

收件日期 RECEIVED
24 -11- 2003
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Se...)

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號: **109667**

3 Details of Change 更改詳情 (cont'd 續上頁)

(Notes 註 3 & 4)

B. Appointment／Change of particulars 委任／更改資料
(Use Continuation Sheet B if more than 1 director／secretary is involved 如涉及超過一位董事／秘書，請用續頁B填寫)

Brief Description 簡略描述	Effective Date(s) 生效日期 (DD 日 / MM 月 / YYYY 年)
Notification of identification of director	**12 November 2003**

Existing Name 現用姓名: **Luo 羅** **Fanyu 蕃郁**

Name／New Name 姓名／新姓名: - (Surname 姓氏 / Other names 名字)

-
Alias (if any) 別名（如有的話）

-
Previous Names 前用姓名

Address 地址: -

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
-	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
P3991680	**The PRC**

This Notification includes __-__ Continuation Sheet A and __-__ Continuation Sheet B.
本通知書包括____張續頁 A 及____張續頁 B。

Signed 簽名: [signature]

(Name 姓名): (Cheung Mo Ching) Date 日期: 12 November 2003

~~Director／~~Secretary~~／Manager／~~
~~Authorized Representative~~*
董事／秘書／經理／授權代表*

* *Delete whichever does not apply 請刪去不適用者*

CR

表格 D2

Companies Registry
公司註冊處

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號

109667

1 **Company Name 公司名稱**

Guangnan (Holdings) Limited
廣南(集團)有限公司

2 **Type of Change 更改事項**

* ☐ Resignation or cessation 辭職或停職
☐ New appointment 新委任
☑ Change of particulars 更改資料

3 **Details of Change 更改詳情**

(Note 註 2) A. **Resignation or cessation 辭職或停職**
(Use Continuation Sheet A if more than 1 resignation or cessation 如超過一個辭職或停職，請用續頁A填寫)

* ☐ Secretary 秘書 ☐ Director 董事 ☐ Alternate Director 替代董事

Name 姓名

Surname 姓氏 | Other names 名字

Identification 身份證明

A Hong Kong Identity Card or Company Number
香港身份證號碼或公司編號

I.D. Card Number 身份證號碼 | Company Number 公司編號

B Overseas Passport
海外護照

Number 號碼 | Issuing Country 簽發國家

Date of Resignation or Cessation
辭職或停職日期

DD 日 MM 月 YYYY 年

Date 日期 | Alternate To 替代

** Please tick the relevant box(es) 請在有關格內加 ✓ 號*

Presentor's Name and Address
提交人的姓名及地址

Guangnan (Holdings) Limited
15/F., Tianjin Building,
167 Connaught Road West,
Hong Kong

For Official Use
請勿填寫本欄

收件日期 RECEIVED
24 -11- 2003
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

Second revision to Specification No. 1/97 (Amendment No. 1/99)
指明編號第1/97號的第2期修訂(修訂編號第1/99號)

Notification of Changes of Secretary and Directors

秘書及董事資料更改通知書

Company Number 公司編號

109667

3 Details of Change 更改詳情 (cont'd 續上頁)

(Notes 註 3 & 4)

B. Appointment／ Change of particulars 委任／更改資料

(Use Continuation Sheet B if more than 1 director／secretary is involved 如涉及超過一位董事／秘書，請用續頁B填寫)

Brief Description 簡略描述	Effective Date(s) 生效日期
Change of Address of Director	**13 November 2003** (DD 日 / MM 月 / YYYY 年)

Existing Name 現用姓名: **Li 李** **Xiangbin 相彬**

Name／ New Name 姓名／新姓名: -

Surname 姓氏 | Other names 名字

-

Alias (if any) 別名（如有的話）

-

Previous Names 前用姓名

Address 地址: **Rear A, 4/F., 3 Chiu Kwong Street, Sai Ying Pun, Hong Kong**

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
R032986(9)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

This Notification includes __-__ Continuation Sheet A and __-__ Continuation Sheet B.

本通知書包括____張續頁A及____張續頁B。

Signed 簽名: [signature]

(Name 姓名): (Cheung Mo Ching)

Date 日期: 13 November, 2003

~~Director／~~Secretary~~／Manager／~~
~~Authorized Representative~~*
董事／秘書／經理／授權代表 *

* *Delete whichever does not apply 請刪去不適用者*

CR

表格 D2

Companies Registry
公司註冊處

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號
109667

1 Company Name 公司名稱

Guangnan (Holdings) Limited
廣南(集團)有限公司

2 Type of Change 更改事項

*☐ Resignation or cessation 辭職或停職

☐ New appointment 新委任

☑ Change of particulars 更改資料

3 Details of Change 更改詳情

(Note 註 2) **A. Resignation or cessation 辭職或停職**
(Use Continuation Sheet A if more than 1 resignation or cessation 如超過一個辭職或停職，請用續頁A填寫)

*☐ Secretary 秘書 ☐ Director 董事 ☐ Alternate Director 替代董事

Name 姓名

Surname 姓氏 | Other names 名字

Identification 身份證明

A Hong Kong Identity Card or Company Number
香港身份證號碼或公司編號

I.D. Card Number 身份證號碼 | Company Number 公司編號

B Overseas Passport
海外護照

Number 號碼 | Issuing Country 簽發國家

Date of Resignation or Cessation
辭職或停職日期

DD 日 MM 月 YYYY 年

Date 日期 | Alternate To 替代

** Please tick the relevant box(es) 請在有關格內加 ✓ 號*

Presentor's Name and Address
提交人的姓名及地址

Guangnan (Holdings) Limited
15/F., Tianjin Building,
167 Connaught Road West,
Hong Kong

For Official Use
請勿填寫本欄

收件日期 RECEIVED
02 -10- 2003
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

Second revision to Specification No. 1/97 (Amendment No. 1/99)
指明編號第1/97號的第2期修訂(修訂編號第1/99號)

Notification of Changes of Secretary and Directors
秘 書 及 董 事 資 料 更 改 通 知 書

Company Number 公司編號
109667

3 Details of Change 更 改 詳 情 (cont'd 續 上 頁)

(Notes 註 3 & 4)

B. Appointment／ Change of particulars 委 任 ／更 改 資 料
(Use Continuation Sheet B if more than 1 director／secretary is involved 如涉及超過一位董事／秘書，請用續頁B填寫)

Brief Description 簡 略 描 述	Effective Date(s) 生 效 日 期		
Change of Address of Director	22	09	2003
	DD 日	MM 月	YYYY 年

Existing Name 現用姓名: Liang 梁 Jianqin 劍琴

Name／ New Name 姓名／新姓名: -
Surname 姓 氏 Other names 名 字

-
Alias (if any) 別 名 (如 有 的 話)

-
Previous Names 前 用 姓 名

Address 地 址: Flat B, 13/F., Man King Building, 9-11 Bonham Strand West, Hong Kong

Identification 身 份 證 明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
P544686(8)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

This Notification includes __-__ Continuation Sheet A and __-__ Continuation Sheet B.
本通知書包括 ____ 張續頁 A 及 ____ 張續頁 B。

Signed 簽名: [signature]

(Name 姓名)：(Cheung Mo Ching) Date 日期: 22nd September, 2003

~~Director／~~Secretary~~／Manager／ Authorized Representative~~*
董事／秘書／經理／授權代表*

** Delete whichever does not apply 請刪去不適用者*

CR

Form 表格 SC1

Companies Registry
公司註冊處

Return of Allotments
股份分配申報表

Company Number 公司編號
109667

1 Company Name 公司名稱

GUANGNAN (HOLDINGS) LIMITED 廣南（集團）有限公司

2 Date(s) of Allotment 分配日期 (Note 註 2)

16	09	2003	To 至	-	-	-
DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年

3 Totals of this Allotment 此股份分配的總款額:-

Nominal Amount Paid and Payable 已繳及應繳的總面額 (Note 註 3) $ 1,650,000

Premium Amount Paid and Payable [(A) + (B)] 已繳及應繳的溢價總額 [(A) +(B)] $ 816,750

4 Cumulative Total of Paid-up Capital (Including this Allotment) 累積繳足股款總額 (包括此分配) $ 901,483,285.90

5 Shares Allotted for Cash 用現金支付的分配股份

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Paid and Payable on Each Share 每股已／應繳付的款額		Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (A) 已繳及應繳的溢價總款額
			Paid 已繳付	Payable 應繳付		
Ordinary	16,500,000	HK$0.10	HK$ 0.1495	-	HK$0.0495	HK$816,750.00

Presentor's Name and Address
提交人的姓名及地址

Guangnan (Holdings) Limited
15/F., Tianjin Builidng
167 Connaught Road West
Hong Kong

For Official Use
請勿填寫本欄

Your Receipt
Companies Registry
H.K.

02/10/2003 AA168080
CR No. : -109667-
Sh. Form : SC1
08 $317.00
---------- ----------------
TOTAL(CSH) $317.00

Specification No. 1/97
指明編號第 1/97 號

Return of Allotments
股份分配申報表

Company Number 公司編號

109667

6 Shares Allotted for other than Cash 非現金支付的分配股份 (Note 註 4)

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Treated As Paid on Each Share 每股被視作已繳付的款額	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable **(B)** 已繳及應繳的溢價總款額
N/A					

Consideration for which the Shares have been Allotted 分配上述股份的代價

7 Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class類別	Class類別	Class 類別
		Ordinary		
Tang Xiaodong 唐小棟	15th Floor, Tianjin Building, 167 Connaught Road West, Hong Kong	15,000,000		
Luo Jianhua 羅建華	15th Floor, Tianjin Building, 167 Connaught Road West, Hong Kong	1,500,000		
	Total Shares Allotted by Class 各類股份分配總額	16,500,000		

Signed 簽名 : [signature]

(Name 姓名) : (Cheung Mo Ching) Date 日期 : 16th September, 2003

~~Director 董事~~／Secretary 秘書 *

Delete whichever does not apply 請刪去不適用者

CR

Form 表格 SC1

Companies Registry
公司註冊處

Return of Allotments
股份分配申報表

Company Number 公司編號
109667

1 **Company Name** 公司名稱
GUANGNAN (HOLDINGS) LIMITED 廣南（集團）有限公司

2 **Date(s) of Allotment** 分配日期 (Note 註 2)

DD 日	MM 月	YYYY 年	To 至	DD 日	MM 月	YYYY 年
11	11	2003		-	-	-

3 **Totals of this Allotment** 此股份分配的總款額:-
Nominal Amount Paid and Payable 已繳及應繳的總面額 (Note 註 3) $ 100,000

Premium Amount Paid and Payable [(A) + (B)] 已繳及應繳的溢價總額 [(A) +(B)] $ 49,500

4 **Cumulative Total of Paid-up Capital** (Including this Allotment)
累積繳足股款總額 (包括此分配) $ 901,583,285.90

5 **Shares Allotted for Cash** 用現金支付的分配股份

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Paid and Payable on Each Share 每股已／應繳付的款額		Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (A) 已繳及應繳的溢價總款額
			Paid 已繳付	Payable 應繳付		
Ordinary	1,000,000	HK$0.10	HK$ 0.1495	-	HK$0.0495	HK$49,500.00

Presentor's Name and Address
提交人的姓名及地址

Guangnan (Holdings) Limited
15/F., Tianjin Builidng
167 Connaught Road West
Hong Kong

For Official Use
請勿填寫本欄

Your Receipt
Companies Registry
H.K.

Specification No. 1/97
指明編號第 1/97 號

GUANGNAN (HOLDINGS) LIMITED/Form SC1(16.09.03)/1

24/11/2003 G6490204
CR No. : -109667-
Sh. Form : SC1
08 $50.00
---------- ---------------
TOTAL(CSH) $50.00
===============

Return of Allotments
股份分配申報表

Company Number 公司編號

109667

6 Shares Allotted for other than Cash 非現金支付的分配股份 (Note 註 4)

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Treated As Paid on Each Share 每股被視作已繳付的款額	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable **(B)** 已繳及應繳的溢價總款額
N/A					

Consideration for which the Shares have been Allotted 分配上述股份的代價

7 Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class類別	Class類別	Class 類別
		Ordinary		
Chan Kin Cheung 陳建章	Flat D, 10/F., Hill Court, 28 Hill Road, Shek Tong Tsui, Hong Kong.	1,000,000		
	Total Shares Allotted by Class 各類股份分配總額	1,000,000		

Signed 簽名 :

(Name 姓名) : (Cheung Mo Ching) Date 日期 : 11 November 2003

~~Director 董事~~／Secretary 秘書 *

**Delete whichever does not apply 請刪去不適用者*

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 30 June 2003

To : E-Business & Information Services of The Stock Exchange of Hong Kong Limited

From : Guangnan (Holdings) Limited
(Name of Company)
Joe K F Poon - Vice President
Computershare Hong Kong Investor Services Limited - Share Registrars Tel No.: 2862 8522
(Name of Responsible Official)

Date : 5 July 2003

(A) Information on Types of Listed Equity Securities:
(please tick wherever applicable)

√ 1. Ordinary shares 2. Preference shares

3. Other classes of shares; please specify: __________

4. Warrants; please specify: __________

(B) Movement in Authorised Share Capital:

	No. of Ordinary Shares/ Preference Shares/ Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	15,000,000,000	0.10	1,500,000,000.00
Increase/(Decrease): (EGM approval date:)	N/A	N/A	N/A
Balance at close of the month:	15,000,000,000	0.10	1,500,000,000.00

(C) Movement in Issued Share Capital:

	No. of Ordinary Shares	No. of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month:	8,998,332,859		
Increase/(Decrease) during the month:	N/A		
Balance at close of the month:	8,998,332,859		

(D) Details of Movement:

*please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES *ARISING* THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Lapsed	No. of Options	
Share Option Scheme *Exercise price:* 1. HK$ 0.1495	51,000,000	–	–	–	51,000,000	
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. N/A *Subscription price:* *HK$* 2. *Subscription price:* *HK$*						
CONVERTIBLES* Class (5-year Convertible Note)	Units	Converted (Units)			Units	
Convertible price: *HK$* 0.155	516,129,032	N/A			516,129,032	
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price:	Issue and Allotment Date:				
Placing	Price:	Issue and Allotment Date:				
Bonus Issue		Issue and Allotment Date:				
Scrip Dividend		Issue and Allotment Date:				
Repurchase of Share		Cancellation Date:				
Redemption of Share		Redemption Date:				
Consideration Issue	Price:	Issue and Allotment Date:				
Others: (please specify)	Price:	Issue and Allotment Date:				

Total no. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: N/A

Remarks:

For and on behalf of
COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED
Registrars

Authorised Signatory

Name: Joe K F Poon
Title: Vice President - Client Services

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

...2/2

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 31 July 2003

To : E-Business & Information Services of The Stock Exchange of Hong Kong Limited

From : Guangnan (Holdings) Limited
(Name of Company)
Joe K F Poon - Vice President
Computershare Hong Kong Investor Services Limited - Share Registrars Tel No.: 2862 8522
(Name of Responsible Official)

Date : 4 August 2003

(A) Information on Types of Listed Equity Securities:
(please tick wherever applicable)

√ 1. Ordinary shares

2. Preference shares

3. Other classes of shares; please specify: ____________

4. Warrants; please specify: ____________

(B) Movement in Authorised Share Capital:

	No. of Ordinary Shares/ Preference Shares/ Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	15,000,000,000	0.10	1,500,000,000.00
Increase/(Decrease): (EGM approval date:)	N/A	N/A	N/A
Balance at close of the month:	15,000,000,000	0.10	1,500,000,000.00

(C) Movement in Issued Share Capital:

	No. of Ordinary Shares	No. of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month:	8,998,332,859		
Increase/(Decrease) during the month:	N/A		
Balance at close of the month:	8,998,332,859		

(D) Details of Movement:

*please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES *ARISING* THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Lapsed	No. of Options	
Share Option Scheme *Exercise price:* 1. HK$ 0.1495	51,000,000	–	–	–	51,000,000	
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. N/A *Subscription price: HK$* 2. *Subscription price: HK$*						
CONVERTIBLES* Class (5-year Convertible Note)	Units	Converted (Units)			Units	
Convertible price: HK$ 0.155	516,129,032	N/A			516,129,032	
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price:	Issue and Allotment Date:				
Placing	Price:	Issue and Allotment Date:				
Bonus Issue		Issue and Allotment Date:				
Scrip Dividend		Issue and Allotment Date:				
Repurchase of Share		Cancellation Date:				
Redemption of Share		Redemption Date:				
Consideration Issue	Price:	Issue and Allotment Date:				
Others: (please specify)	Price:	Issue and Allotment Date:				

Total no. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: N/A

Remarks:

For and on behalf of
COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED
Registrars

Authorised Signatory

Name: Joe K F Poon
Title: Vice President - Client Services

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

GNL

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 31 August 2003

To : E-Business & Information Services of The Stock Exchange of Hong Kong Limited

From : Guangnan (Holdings) Limited
(Name of Company)
Joe K F Poon - Vice President
Computershare Hong Kong Investor Services Limited - Share Registrars Tel No.: 2862 8522
(Name of Responsible Official)

Date : 4 September 2003

(A) Information on Types of Listed Equity Securities:
(please tick wherever applicable)

√ 1. Ordinary shares

2. Preference shares

3. Other classes of shares; please specify: ____________

4. Warrants; please specify: ____________

(B) Movement in Authorised Share Capital:

	No. of Ordinary Shares/ Preference Shares/ Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	15,000,000,000	0.10	1,500,000,000.00
Increase/(Decrease): (EGM approval date:)	N/A	N/A	N/A
Balance at close of the month:	15,000,000,000	0.10	1,500,000,000.00

(C) Movement in Issued Share Capital:

	No. of Ordinary Shares	No. of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month:	8,998,332,859		
Increase/(Decrease) during the month:	N/A		
Balance at close of the month:	8,998,332,859		

(D) Details of Movement:
*please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Lapsed	No. of Options	
Share Option Scheme *Exercise price:* 1. HK$ 0.1495	51,000,000	–	–	–	51,000,000	
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. N/A *Subscription price:* *HK$* 2. *Subscription price:* *HK$*						
CONVERTIBLES* Class (5-year Convertible Note)	Units	Converted (Units)			Units	
Convertible price: *HK$* 0.155	516,129,032	N/A			516,129,032	
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price:	Issue and Allotment Date:				
Placing	Price:	Issue and Allotment Date:				
Bonus Issue		Issue and Allotment Date:				
Scrip Dividend		Issue and Allotment Date:				
Repurchase of Share		Cancellation Date:				
Redemption of Share		Redemption Date:				
Consideration Issue	Price:	Issue and Allotment Date:				
Others: (please specify)	Price:	Issue and Allotment Date:				

Total no. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: N/A

For and on behalf of
COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED
Registrars

Remarks: ______

Authorised Signatory

Name: Joe K F Poon
Title: Vice President - Client Services

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

GNL

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 30 September 2003

To : E-Business & Information Services of The Stock Exchange of Hong Kong Limited

From : Guangnan (Holdings) Limited
(Name of Company)
Joe K F Poon - Vice President
Computershare Hong Kong Investor Services Limited - Share Registrars Tel No.: 2862 8522
(Name of Responsible Official)

Date : 10 October 2003

(A) Information on Types of Listed Equity Securities:
(please tick wherever applicable)

√ 1. Ordinary shares

2. Preference shares

3. Other classes of shares; please specify: ______

4. Warrants; please specify: ______

(B) Movement in Authorised Share Capital:

	No. of Ordinary Shares/ Preference Shares/ Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	15,000,000,000	0.10	1,500,000,000.00
Increase/(Decrease): (EGM approval date:)	N/A	N/A	N/A
Balance at close of the month:	15,000,000,000	0.10	1,500,000,000.00

(C) Movement in Issued Share Capital:

	No. of Ordinary Shares	No. of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month:	8,998,332,859		
Increase/(Decrease) during the month:	16,500,000		
Balance at close of the month:	9,014,832,859		

(D) Details of Movement:

*please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Lapsed	No. of Options	
Share Option Scheme *Exercise price:* 1. HK$ 0.1495	51,000,000	–	16,500,000	–	34,500,000	16,500,000
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. N/A *Subscription price:* *HK$* 2. *Subscription price:* *HK$*						
CONVERTIBLES* Class (5-year Convertible Note)	Units	Converted (Units)			Units	
Convertible price: *HK$* 0.155	516,129,032	N/A			516,129,032	
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price:	Issue and Allotment Date:				
Placing	Price:	Issue and Allotment Date:				
Bonus Issue		Issue and Allotment Date:				
Scrip Dividend		Issue and Allotment Date:				
Repurchase of Share		Cancellation Date:				
Redemption of Share		Redemption Date:				
Consideration Issue	Price:	Issue and Allotment Date:				
Others: (please specify)	Price:	Issue and Allotment Date:				
Total no. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:						16,500,000

For and on behalf of
COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED
Registrars

Remarks: ____________________

Authorised Signatory

Name: Joe K F Poon
Title: Vice President - Client Services

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

GNL

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 31 October 2003

To : E-Business & Information Services of The Stock Exchange of Hong Kong Limited

From : Guangnan (Holdings) Limited
(Name of Company)
Joe K F Poon - Vice President
Computershare Hong Kong Investor Services Limited - Share Registrars Tel No.: 2862 8522
(Name of Responsible Official)

Date : 7 November 2003

(A) Information on Types of Listed Equity Securities:
(please tick wherever applicable)

√ 1. Ordinary shares

2. Preference shares

3. Other classes of shares; please specify: ________

4. Warrants; please specify: ________

(B) Movement in Authorised Share Capital:

	No. of Ordinary Shares/ Preference Shares/ Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	15,000,000,000	0.10	1,500,000,000.00
Increase/(Decrease): (EGM approval date:)	N/A	N/A	N/A
Balance at close of the month:	15,000,000,000	0.10	1,500,000,000.00

(C) Movement in Issued Share Capital:

	No. of Ordinary Shares	No. of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month:	9,014,832,859		
Increase/(Decrease) during the month:	N/A		
Balance at close of the month:	9,014,832,859		

(D) Details of Movement:

*please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Lapsed	No. of Options	
Share Option Scheme *Exercise price:* 1. HK$ 0.1495	34,500,000	–	–	–	34,500,000	
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. N/A *Subscription price: HK$* 2. *Subscription price: HK$*						
CONVERTIBLES* Class (5-year Convertible Note)	Units	Converted (Units)			Units	
Convertible price: HK$ 0.155	516,129,032	N/A			516,129,032	
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price:	Issue and Allotment Date:				
Placing	Price:	Issue and Allotment Date:				
Bonus Issue		Issue and Allotment Date:				
Scrip Dividend		Issue and Allotment Date:				
Repurchase of Share		Cancellation Date:				
Redemption of Share		Redemption Date:				
Consideration Issue	Price:	Issue and Allotment Date:				
Others: (please specify)	Price:	Issue and Allotment Date:				

Total no. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: N/A

Remarks:

For and on behalf of
COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED
Registrars

Authorised Signatory

Name: Joe K F Poon
Title: Vice President - Client Services

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

GNL

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 30 November 2003

To : E-Business & Information Services of The Stock Exchange of Hong Kong Limited

From : Guangnan (Holdings) Limited
(Name of Company)
Joe K F Poon - Vice President
Computershare Hong Kong Investor Services Limited - Share Registrars Tel No.: 2862 8522
(Name of Responsible Official)

Date : 8 December 2003

(A) Information on Types of Listed Equity Securities:
(please tick wherever applicable)

√ 1. Ordinary shares   2. Preference shares

3. Other classes of shares; please specify: ____________

4. Warrants; please specify: ____________

(B) Movement in Authorised Share Capital:

	No. of Ordinary Shares/ Preference Shares/ Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	15,000,000,000	0.10	1,500,000,000.00
Increase/(Decrease): (EGM approval date:)	N/A	N/A	N/A
Balance at close of the month:	15,000,000,000	0.10	1,500,000,000.00

(C) Movement in Issued Share Capital:

	No. of Ordinary Shares	No. of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month:	9,014,832,859		
Increase/(Decrease) during the month:	1,000,000		
Balance at close of the month:	9,015,832,859		

(D) Details of Movement:

*please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Lapsed	No. of Options	
Share Option Scheme Exercise price: 1. HK$ 0.1495	34,500,000	–	1,000,000	–	33,500,000	1,000,000
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. N/A Subscription price: HK$ 2. Subscription price: HK$						
CONVERTIBLES* Class (5-year Convertible Note)	Units	Converted (Units)			Units	
Convertible price: HK$ 0.155	516,129,032	N/A			516,129,032	
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price:	Issue and Allotment Date:				
Placing	Price:	Issue and Allotment Date:				
Bonus Issue		Issue and Allotment Date:				
Scrip Dividend		Issue and Allotment Date:				
Repurchase of Share		Cancellation Date:				
Redemption of Share		Redemption Date:				
Consideration Issue	Price:	Issue and Allotment Date:				
Others: (please specify)	Price:	Issue and Allotment Date:				

Total no. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: 1,000,000

For and on behalf of
COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED
Registrars

Authorised Signatory

Name: Joe K F Poon
Title: Vice President - Client Services

Remarks:

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

GNL

(Page 1)

GDH

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

ANNOUNCEMENT
CONNECTED TRANSACTION

SUMMARY

The Directors announce that HK Jin Huang and Dongguan Foodstuffs had entered into an agreement on 28th May, 1997 to establish an equity joint venture company in the PRC, with a respective holding of 70% by HK Jin Huang and 30% by Dongguan Foodstuffs. Guangnan and Dongguan Foodstuffs also invested in BVI Jin Huang on 25th March, 1997 with a shareholding of 75% and 25% respectively. Dongguan Foodstuffs is a substantial shareholder with a 49% interest in Dongguan Guangnan and therefore a connected person of Guangnan under the Listing Rules. The principal business of the PRC JV at the time of its establishment was pig rearing and distribution of livestock in the PRC. As of May 2003, PRC JV ceased its previous business and leased out the land and buildings in the Pig Farm to receive rental income. Dongguan Foodstuffs is not connected with the Company other than the above mentioned.

HK Jin Huang has contributed an aggregate of approximately HK$52 million in cash in January, May, August and December 1997 and January, March and June 1998 and Dongguan Foodstuffs has agreed to contribute the land use rights of certain lands situated in 謝崗鎮大厚管理區 (Xiegang Town Dahou Management Region) and 橫瀝鎮村頭管理區 (Hengli Town Cuntou Management Region) of Dongguan, the PRC valued at approximately RMB22.19 million to the capital of the PRC JV for carrying out the business of pig rearing. As Dongguan Foodstuffs has not made the agreed capital contribution to the PRC JV eventually, the Company and Dongguan Foodstuffs, after arm's length negotiations, signed agreements on 31st May, 2001 relating to the Cessation Arrangement.

Under the Cessation Arrangement, the Group and Dongguan Foodstuffs signed the Cessation Agreements pursuant to which they had mutually agreed to cease their co-operation respectively in BVI Jin Huang and the PRC JV. In addition, the legal title of all assets of the Pig Farm will be transferred to the PRC JV. However, HK Jin Huang discovered that the land use rights of the Pig Farm have been used as a collateral for the bank loans of Hengli Company. The re-registration of the land use rights of the land and the first registration of the buildings of the Pig Farm in the name of the PRC JV cannot be completed without the consent of the bank. The Company has been trying to pursue the re-registration of the legal title of the land and the first registration of the buildings of the Pig Farm since the entering into the Cessation Agreements but the re-registration has not been successful. The Directors believe that Dongguan Foodstuffs breached the JV Agreement and the PRC JV is taking legal action against Dongguan Foodstuffs.

The setting up of the PRC JV and BVI Jin Huang constituted a connected transaction of Guangnan and is required to be disclosed by way of an announcement. The value of such transaction exceeded the higher of HK$10 million and 3.0% of the book value of the net tangible assets of the Group but independent Shareholders' approval had not been obtained prior to the entering into the above transaction. The breach of the Listing Rules was made by the previous management of Guangnan in 1997. Since 1997, there have been substantial changes in the Board and the management of the Company. As soon as the management of Guangnan discovered the breach of the JV Agreement in April 2001, inspection was made against the Company's records in relation thereto as well as the whole issue relating to the setting up of the PRC JV, the subsequent development of the PRC JV and the Cessation Arrangement. In view of the events that have transpired after the signing of the Cessation Agreements, the Directors consider it appropriate now to keep the Shareholders and the public informed of the matters. The existing Directors believe that the changes in the Board and the management of the Company coupled with high staff turnover have led to the delay in making the announcement of the breach in 1997. The Stock Exchange reserves the right to take appropriate action as a result of the breach of the Listing Rules in 1997 by Guangnan.

BACKGROUND — JV AGREEMENT

1. Parties: HK Jin Huang
   Dongguan Foodstuffs
2. Date: 28th May, 1997
3. Purpose:

   The PRC JV has been established by HK Jin Huang and Dongguan Foodstuffs with a proportionate shareholding of 70% and 30% respectively. The purpose of the joint venture agreement is to set out the respective rights and obligations of each party regarding the joint venture in connection with the operation, management and administration of the PRC JV.
4. Constitution of the board:

   There were seven directors in total on the board of the PRC JV, four of which were nominated by HK Jin Huang and the remaining 3 directors were nominated by Dongguan Foodstuffs.
5. Business:

   The PRC JV is a company incorporated in the PRC on 6th October, 1997 with limited liability. The PRC JV was set up to engage in pig rearing and distribution of livestock in the PRC.
6. Working capital commitment requirement:

   Under the JV Agreement, the total investment was RMB200 million which was the same as the registered capital. HK Jin Huang agreed to contribute capital of RMB140 million whereas Dongguan Foodstuffs agreed to inject fixed assets and pig farms amounted to RMB60 million. Both parties had to contribute at least 30% within six months, 50% within one year and the whole amount of registered capital within two years after the obtaining of business license on 6th October, 1997 respectively.

The shareholding and group structure of Guangnan as at the time of establishing the PRC JV were set out below:—



Guangnan
Dongguan Foodstuffs
75%
51%
49%
25%
Dongguan Guangnan
100%
BVI Jin Huang
30%
100%
HK Jin Huang (Note)
70%
PRC JV

Note: 1. HK Jin Huang was a 100% owned subsidiary of Guangnan on 28th May, 1997 being the date of signing the JV Agreement to set up the PRC JV.

2. HK Jin Huang became a 100% owned subsidiary of BVI Jin Huang on 27th June, 1997.

Dongguan Foodstuffs is a substantial shareholder with a 49% interest in Dongguan Guangnan and therefore a connected person of Guangnan under the Listing Rules.

SUPPLEMENTAL AGREEMENT

On 28th August, 1998, HK Jin Huang and Dongguan Foodstuffs agreed to reduce the total investment in PRC JV from RMB200 million to RMB150 million and the registered capital from RMB200 million to RMB60 million because a local environmental protection authority did not approve of the establishment of one of the pig farms, thus resulting in the cancellation of such establishment and a reduction in investment. There was no change in the respective shareholdings of the PRC JV held by HK Jin Huang and Dongguan Foodstuffs although the capital contribution was revised to HK$52 million in cash by HK Jin Huang and RMB22,189,801 worth of land use rights by Dongguan Foodstuffs.

SUBSEQUENT DEVELOPMENT OF THE PRC JV

HK Jin Huang has contributed an aggregate of approximately HK$52 million in cash in January, May, August and December 1997 and January, March and June 1998 and Dongguan Foodstuffs has agreed to contribute the land use rights of certain lands situated in 謝崗鎮大厚管理區 (Xiegang Town Dahou Management Region) and 橫瀝鎮村頭管理區 (Hengli Town Cuntou Management Region) of Dongguan, the PRC valued at approximately RMB22.19 million to the capital of the PRC JV for carrying out the business of pig rearing. However, the legal title of such land use rights was not transferred. After the Group's corporate reorganization, which was completed in December 2000, the Company began to review the investments made in the past. As Dongguan Foodstuffs, not HK Jin Huang, was responsible for the day-to-day operation of the PRC JV, the Company did not realize that the land use rights had not been transferred and it was not until April 2001 that the Company discovered that its capital contribution in the PRC JV had been used by Dongguan Foodstuffs for establishing the Pig Farm in Hengli Town. The land use rights in the Pig Farm was originally agreed to be injected into the PRC JV by Dongguan Foodstuffs. The Company's records showed that the capital contribution was made in 1997 and 1998 according to the JV Agreement. The present management and Directors do not know the specific intended use of the capital contribution at that time. The Company has been actively negotiating with Dongguan Foodstuffs for possible solutions to rectify the breach of the JV Agreement by Dongguan Foodstuffs since April 2001 which resulted in the Cessation Arrangement as mentioned below.

CESSATION ARRANGEMENT

As Dongguan Foodstuffs has not made the agreed capital contribution to the PRC JV, the Group and Dongguan Foodstuffs, after arm's length negotiations, signed agreements on 31st May, 2001 relating to the Cessation Arrangement.

The shareholding and group structure of Guangnan after the Cessation Arrangement:



Guangnan
Dongguan Foodstuffs
100%
51%
49%
BVI Jin Huang
Dongguan Guangnan
100%
HK Jin Huang
100%
PRC JV

Note:

BVI Jin Huang — Investment holding company

HK Jin Huang — Investment holding company

PRC JV — No business operations before May 2001 and currently receives rental income for leasing out land and buildings

PRC JV is the sole asset of HK Jin Huang and HK Jin Huang is the sole asset of BVI Jin Huang

Under the Cessation Arrangement, the Group and Dongguan Foodstuffs signed the Cessation Agreements pursuant to which they had mutually agreed to cease their co-operation respectively in BVI Jin Huang and the PRC JV. Dongguan Foodstuffs will transfer its 30% equity interest of the PRC JV at nil consideration to HK Jin Huang and its 25% equity interest of BVI Jin Huang at a nominal consideration of HK$1.00 to the Company respectively. Thereafter, both BVI Jin Huang and the PRC JV will become wholly-owned subsidiaries of the Company. The Group also applied in June 2001 for the PRC JV to be converted from a sino-foreign equity joint venture into a wholly foreign-owned enterprise under the relevant laws of the PRC.

Through the Cessation Arrangement, the Company will be able to obtain all assets of the PRC JV, including the land and buildings of the Pig Farm. The Company believes that transferring the interest in the PRC JV and BVI Jin Huang from Dongguan Foodstuffs is the fastest way to secure all the assets of the PRC JV.

On 31st May, 2001, Dongguan Foodstuffs has successfully transferred the 25% equity interest held by it in BVI Jin Huang at a nominal consideration of HK$1.00 to the Company and BVI Jin Huang is now a wholly-owned subsidiary of the Company.

Pending approval of the Cessation Arrangement from the government authorities in Dongguan, in order to protect the Group's interest, additional supplemental agreements based on the terms of the Cessation Agreements were signed by HK Jin Huang with Dongguan Foodstuffs. In these additional supplemental agreements, both parties recognized that the land use rights of 謝崗鎮大厚管理區 (Xiegang Town Dahou Management Region) and 橫瀝鎮村頭管理區 (Hengli Town Cuntou Management Region) had not been transferred to the PRC JV and further confirmed that all assets comprising the Pig Farm will be transferred to the PRC JV.

On 31st August, 2001, the Group obtained approval from the Foreign Economic and Trade Committee in Dongguan (東莞市對外經濟貿易委員會) for the transfer of 30% equity interest in the PRC JV and on 4th September, 2001, the Industrial and Commercial Administration Bureau in Dongguan (東莞市工商行政管理局) issued the business registration certificate for the conversion of the PRC JV from a sino-foreign equity joint venture into a wholly foreign-owned enterprise. The Directors and PRC legal opinion confirmed that there are no other approvals required for the transfer of the interest in the PRC JV.

However, shortly after obtaining the approvals from the aforesaid PRC authorities, HK Jin Huang discovered that the land use rights of the Pig Farm have been used as a collateral for the bank loans of Hengli Company, the registered owner of the Pig Farm, with an outstanding amount of approximately RMB13.5 million as at 31st May, 2003 and there is no indication from Hengli Company that it will fulfill its obligation. Hengli Company has only provided a letter of guarantee to the bank undertaking to use the land use rights as a collateral to secure its loan. The re-

registration of the land use rights of the land and first registration of the buildings of the Pig Farm in the name of the PRC JV cannot be completed without the consent of the bank. The Company has been trying to pursue the re-registration of the legal title of the land and first registration of the buildings of the Pig Farm since the entering into the Cessation Agreements but the re-registration has not been successful. The Directors believe that Dongguan Foodstuffs breached the JV Agreement and the PRC JV, the only plaintiff, is taking legal action against Dongguan Foodstuffs. The Company's PRC lawyer opines that according to the Cessation Arrangement, HK Jin Huang and PRC JV can lease out the land and buildings of the Pig Farm. Depending upon the court judgment, the bank may or may not be entitled to the rental income from the leasing of land and building. For prudent sake, rental income will not be recognized as income of the PRC JV pending the outcome of the litigation.

Nevertheless, the Directors believe, as the Group had already made a full provision of HK$52 million for this investment during the two financial years ended 31st December, 2000 and the land use rights of approximately RMB 22.19 million of two pieces of land which Dongguan Foodstuffs agreed to contribute to the PRC JV was fully written off for the year ended 31st December, 2001, there would not be any material financial impact even if the re-registration of the legal title of the land and first registration of the buildings of the Pig Farm could not be completed eventually. PRC JV sold part of its current assets including pigs, vaccines, office equipments and feeds for operating the Pig Farm and leased the land and buildings in May 2003 to a PRC individual person who is not connected with any of the directors, chief executive and substantial shareholders of the Company and its subsidiaries and any of their respective associates as defined under the Listing Rules. The sale of current assets and leasing of the land and buildings is a commercial decision made by the PRC JV. The PRC JV considered that leasing out the land and buildings should be more profitable than self-operating the Pig Farm. The only business of PRC JV now is the leasing of the land and buildings in the Pig Farm.

The Directors believe that the addition of the HK$1.00 consideration in BVI Jin Huang would explicitly conform the Cessation Agreements with the legal formalities of creating a binding contract and the transfer of shareholdings in PRC JV and BVI Jin Huang was on normal commercial terms, as the value of the Cessation Agreements fall within the de-minimis thresholds of Rule 14.24(5) the Cessation Agreements are not subjected to any disclosure or shareholders approval requirement under the Listing Rules.

BREACH OF THE LISTING RULES

The setting up of the PRC JV and BVI Jin Huang constituted connected transactions of Guangnan and is required to be disclosed by way of an announcement. The aggregate value of such transactions exceeded the higher of HK$10 million and 3.0% of the book value of the net tangible assets of the Group but independent Shareholders' approval had not been obtained prior to the entering into the transaction. As such, the Company has breached rule 14.26 of the Listing Rules. The breach of the Listing Rules was made by the previous management of Guangnan in 1997. Since 1997, there have been substantial changes in the Board and the management of the Company. The previous directors might have placed the Group's reorganization, which was completed in December 2000, on top priority and had not had the opportunity to discover the breach of the Listing Rules in 1997. As soon as the management of Guangnan discovered the breach of the JV Agreement in April 2001, inspection was made against the Company's records in relation thereto as well as the whole issue relating to the setting up of the PRC JV, the subsequent development of the PRC JV and the Cessation Arrangement. In view of the events that have transpired after the signing of the Cessation Agreements, the Directors consider it appropriate now to keep the Shareholders and the public informed of the matters. The existing Directors believe that the changes in the Board and the management of the Company coupled with high staff turnover have led to the delay in making the announcement of the breach in 1997. The existing management and the Board of the Company are cautious in complying with the Listing Rules and have taken certain actions, including the improvement of their internal control and reporting systems, alerting the management of the subsidiaries for strict compliance of disclosure requirement under the Listing Rules. Efforts have been made to promote better understanding and to heighten awareness among the subsidiaries and their management of the Listing Rules' requirements regarding notifiable transactions in general, and connected transactions in particular. These include issuing guidelines to and organising seminars for subsidiaries of the Company and their management on the subject by qualified experienced internal and external professionals, including legal, accounting and company secretarial professionals. The subsidiaries are required to lodge monthly reports to the Company on existing or contemplated connected transactions. Prior approval from the Company must be sought if the subsidiaries intend to enter into new notifiable transactions, to make new investment or to realize assets including transactions that may or may not have Listing Rules implications. The Directors, including the independent non-executive directors, believe that through the improvement in the internal control and reporting systems, future notifiable transactions or other transactions that have Listing Rules implications can be closely monitored. Whenever investment opportunity arises, the management and the Board of the Company will first consider and, if appropriate, seek professional advice as to whether it will constitute a notifiable transaction or other transactions that have Listing Rules implications in order to prevent any inadvertent breach of the Listing Rules in the future. The Stock Exchange reserves the right to take appropriate action as a result of the breach of the Listing Rules in 1997 by Guangnan.

DEFINITIONS

"JV Agreement"	Agreement made between HK Jin Huang and Dongguan Foodstuffs on 28th May, 1997 in relation to the establishment of a joint venture for the pig rearing and distribution of livestock in the PRC
"BVI Jin Huang"	金皇食品投資有限公司 (Jin Huang Food Industry Investment Limited), a company incorporated in the British Virgin Islands on 25th March, 1997, which is formerly held as to 75% and 25% by Guangnan and Dongguan Foodstuffs respectively, now a 100% owned subsidiary of Guangnan after the Cessation Arrangement
"Board"	The board of Directors
"Cessation Agreements"	Agreements made on 31st May, 2001 between HK Jin Huang and Dongguan Foodstuffs in relation to the transfer of 30% interest in the PRC JV and between the Company and Dongguan Foodstuffs in relation to the transfer of 25% interest in BVI Jin Huang
"Cessation Arrangement"	Arrangement made between HK Jin Huang and Dongguan Foodstuffs in relation to the cessation of co-operation in the PRC JV and between Guangnan and Dongguan Foodstuffs in relation to the cessation of co-operation in the BVI Jin Huang
"connected person(s)"	has the same meaning as ascribed in the Listing Rules
"Director(s)"	The director(s) of Guangnan
"Dongguan Foodstuffs"	廣東省東莞食品進出口公司 (Dongguan Foodstuffs Imp. & Exp. Co. of Guangdong), a substantial shareholder with a 49% interest in Dongguan Guangnan and with a 100% interest in Hengli Company
"Dongguan Guangnan"	Dongguan Guangnan Stock Development Co., Ltd., a 51% owned subsidiary of Guangnan
"Group"	Guangnan and its subsidiaries
"Guangnan" or "Company"	Guangnan (Holdings) Limited, a company incorporated in Hong Kong and whose Shares are listed on main board of Stock Exchange
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hengli Company"	廣東省東莞食品進出口公司橫瀝豬場 (Hengli Pig Farm of Dongguan Foodstuffs Imp. & Exp. Co. of Guangdong), a wholly-owned subsidiary company of Dongguan Foodstuffs and the registered owner of the Pig Farm
"Hong Kong"	The Hong Kong Special Administrative Region of the PRC
"HK Jin Huang"	金皇食品投資有限公司 (Jin Huang Food Industry Investment Ltd.), a company incorporated in Hong Kong on 30th December 1996, formerly a 100% owned subsidiary of the Company, which became a 100% owned subsidiary of BVI Jin Huang on 27th June, 1997
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange
"Pig Farm"	橫瀝豬場, a pig farm occupying an area of 42,000 square meters and comprising both the land and buildings/structures, which is located at 東莞市橫瀝鎮田坑村 (Dongguan City Hengli Town Tiankeng Cun), in the PRC
"PRC"	The People's Republic of China
"PRC JV"	東莞金皇食品有限公司 (Dongguan Jinhuang Food Co., Ltd.), an equity joint venture company established in the PRC by HK Jin Huang and Dongguan Foodstuffs, and subsequently became a wholly foreign owned enterprise of HK Jin Huang after the Cessation Arrangement
"Share(s)"	share(s) of HK$0.10 each in the share capital of Guangnan
"Shareholder(s)"	holder(s) of the Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

By Order of the Board
Guangnan (Holdings) Limited
Liang Jiang
Chairman

Hong Kong, 1st September, 2003

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

INTERIM RESULTS
FOR THE SIX MONTHS ENDED 30 JUNE 2003

The Board of Directors of Guangnan (Holdings) Limited (the "Company") is pleased to announce the unaudited consolidated interim results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2003 together with comparative figures. The results had been reviewed by the Company's auditors, KPMG, and the Company's audit committee.

INTERIM RESULTS
(Expressed in Hong Kong dollars)

Consolidated profit and loss account for the six months ended 30 June 2003 – unaudited

	Note	Six months ended 30 June 2003 $'000	2002 $'000
Turnover	2	745,165	892,392
Cost of sales		(669,260)	(787,329)
Gross profit		75,905	105,063
Other revenue		8,475	7,872
Other net income		180	1,301
Distribution costs		(16,523)	(28,188)
Administrative expenses		(28,911)	(27,781)
Other operating expenses		(5,154)	(3,815)
Profit from operations		33,972	54,452
Non-operating income	3	10,647	16,143
Finance costs	4(a)	(3,945)	(6,203)
Share of profits less losses of associates		9,513	105
Profit from ordinary activities before taxation	4	50,187	64,497
Taxation	5	(3,428)	(6,125)
Profit from ordinary activities after taxation		46,759	58,372
Minority interests		(1,698)	(2,299)
Profit attributable to shareholders		45,061	56,073
Transfer to other reserve		8,922	1,198
Earnings per share			
Basic	6(a)	0.50 cents	0.62 cents
Diluted	6(b)	0.49 cents	0.59 cents
Interim dividend		Nil	Nil

Consolidated balance sheet at 30 June 2003 – unaudited
(Expressed in Hong Kong dollars)

	Note	At 30 June 2003 $'000	At 31 December 2002 $'000
Non-current assets			
Fixed assets			
– Investment properties		178,754	178,048
– Other property, plant and equipment		212,981	216,662
		391,735	394,710
Interest in associates		160,574	151,264
Investment securities		540	1,079
Deferred tax assets		7,907	5,764
Negative goodwill		(17,970)	(18,693)
		542,786	534,124
Current assets			
Inventories		72,403	66,683
Trade and other receivables	7	125,539	116,423
Other securities		3,095	2,813
Cash and cash equivalents		262,598	243,010
		463,635	428,929
Current liabilities			
Interest-bearing borrowings		63,620	59,012
Trade and other payables	8	282,183	288,724
Taxation		5,940	8,144
		351,743	355,880
Net current assets		111,892	73,049
Total assets less current liabilities		654,678	607,173
Non-current liabilities			
Convertible notes		80,000	80,000
Deferred taxation		9,360	–
Shareholder's loan to a subsidiary contributed by a minority shareholder		12,189	12,186
		101,549	92,186
Minority interests		17,706	20,123
		535,423	494,864
Capital and reserves			
Share capital	9	899,833	899,833
Reserves		(364,410)	(404,969)
		535,423	494,864

Notes on the unaudited interim financial report
(Expressed in Hong Kong dollars)

1. **Basis of preparation**

This interim financial report is unaudited, but has been reviewed by KPMG in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports", issued by the Hong Kong Society of Accountants ("HKSA").

The interim financial report has been prepared in accordance with the requirements of the Main Board Listing Rules of The Stock Exchange of Hong Kong Limited, including compliance with Statement of Standard Accounting Practice 25 "Interim financial reporting" issued by the HKSA.

The financial information relating to the financial year ended 31 December 2002 included in the interim financial report does not constitute the Company's statutory financial statements for that financial year but is derived from those financial statements. Statutory financial statements for the year ended 31 December 2002 are available from the Company's registered office. The auditors have expressed an unqualified opinion on those financial statements in their report dated 11 April 2003.

The same accounting policies adopted in the financial statements for the year ended 31 December 2002 have been applied to the interim financial report, with the exception of changes in accounting policies to comply with the Statement of Standard Accounting Practice 12 (revised) "Income taxes" issued by the HKSA, which is effective for accounting periods commencing on or after 1 January 2003. As the effect of this change in accounting policy is not material and, therefore, the opening balances have not been restated.

2. **Segmental information**

Analysis of the principal activities and geographical locations of operations by the Company and its subsidiaries during the period are as follows:

(a) *Business segments*

	Tinplating $'000	Live and fresh foodstuffs distribution $'000	Feed production and livestock farming $'000	Foodstuffs trading $'000	Property leasing $'000	Inter-segment elimination $'000	Unallocated $'000	Consolidated $'000
Period ended 30 June 2003								
Revenue from external customers	275,913	342,731	81,790	29,412	15,319	-	-	745,165
Inter-segment revenue	524	-	-	-	-	(524)	-	-
Other revenue from external customers	-	-	-	-	-	-	6,171	6,171
Total	276,437	342,731	81,790	29,412	15,319	(524)	6,171	751,336
Segment result and contributions from operations	31,738	4,494	(7,456)	685	10,792			40,253
Unallocated operating income and expenses								(6,281)
Profit from operations								33,972
Finance costs								(3,945)
Share of profits less losses of associates	-	(67)	-	-	-	-	9,580	9,513
Non-operating income								10,647
Taxation								(3,428)
Minority interests								(1,698)
Profit attributable to shareholders								45,061

	Tinplating $'000	Live and fresh foodstuffs distribution $'000	Feed production and livestock farming $'000	Foodstuffs trading $'000	Property leasing $'000	Inter-segment elimination $'000	Unallocated $'000	Consolidated $'000
Period ended 30 June 2002								
Revenue from external customers	264,091	503,541	67,357	44,748	12,655	-	-	892,392
Inter-segment revenue	456	-	-	-	-	(456)	-	-
Other revenue from external customers	-	-	-	-	-	-	7,872	7,872
Total	264,547	503,541	67,357	44,748	12,655	(456)	7,872	900,264
Segment result	37,518	6,576	1,251	1,016	8,972			55,333
Inter-segment transactions	(177)	-	-	-	177			-
Contributions from operations	37,341	6,576	1,251	1,016	9,149			55,333
Unallocated operating income and expenses								(881)
Profit from operations								54,452
Finance costs								(6,203)
Share of profits less losses of associates	-	2	-	107	-	-	(4)	105
Non-operating income								16,143
Taxation								(6,125)
Minority interests								(2,299)
Profit attributable to shareholders								56,073

(b) *Geographical segments*

	Group turnover Six months ended 30 June 2003 $'000	2002 $'000
Hong Kong	365,796	531,815
The People's Republic of China ("PRC")	372,042	343,289
Others	7,327	17,288
	745,165	892,392

3. **Non-operating income**

	Six months ended 30 June 2003 $'000	2002 $'000
Recovery of bad and doubtful debts *(Note)*	10,647	16,143

Note: The amounts mainly represent the recovery of bad and doubtful debts previously written off or provided for as the recoverability was in doubt. During the period ended 30 June 2003, certain bad debts were recovered and the related write-off amounts of $10,647,000 (period ended 30 June 2002: previously provided for $16,143,000) were written back to the profit and loss account accordingly.

4. Profit from ordinary activities before taxation

Profit from ordinary activities before taxation is arrived at after charging/(crediting):

	Six months ended 30 June 2003 $'000	2002 $'000
(a) Finance costs:		
Interest on bank advances and other borrowings repayable within 5 years	2,160	2,130
Interest on convertible notes	1,785	4,073
	3,945	6,203
(b) Staff costs:		
Net contributions to/(refunded from) defined contribution plan	624	(571)
Salaries, wages and other benefits	20,753	25,347
	21,377	24,776
(c) Other items:		
Depreciation	4,572	7,045
Amortisation of negative goodwill	(723)	(835)
Dividend income		
– unlisted securities	–	(72)
– listed securities	(143)	(401)
Interest income	(2,161)	(2,278)
Loss/(profit) on sale of investment/other securities	236	(1,224)
Net unrealised gains on other securities carried at fair value	(282)	(77)
Operating lease charges in respect of properties rentals	509	449
Rentals receivable from investment properties less direct outgoings of $1,948,000 (period ended 30 June 2002: $1,240,000)	(14,125)	(12,411)

5. Taxation

Taxation in the consolidated profit and loss account represents:

	Six months ended 30 June 2003 $'000	2002 $'000
Current tax - Provision for Hong Kong Profits Tax		
Provision for Hong Kong Profits Tax at 17.5% (period ended 30 June 2002: 16%) on the estimated assessable profits for the period	618	811
Over-provision in respect of prior years	–	(140)
	618	671
Current tax - PRC		
Tax for the period	5,054	5,343
Under-provision in respect of prior years	480	–
	5,534	5,343
Deferred tax		
Origination and reversal of temporary differences	6,353	–
Effect of increase in tax rate on deferred tax balances	(4,009)	–
	2,344	–
Share of associates' taxation	(5,068)	111
	3,428	6,125

Income tax for subsidiaries established and operating in other places within the PRC is calculated based on the applicable rates of income tax ruling in the relevant provinces or economic zones in the PRC.

The effect of increase in tax rate on deferred tax balances relates to the anticipated change in tax rates applicable to certain PRC subsidiaries of the Group according to the expected manner of realisation of the respective temporary timing differences.

In addition to the amount charged to the consolidated profit and loss account, deferred tax attributable to the Group relating to the revaluation of its investment properties amounted to $4,629,000 during the period has been charged directly to equity.

6. Earnings per share

(a) *Basic earnings per share*

The calculation of basic earnings per share is based on the profit attributable to shareholders of $45,061,000 (period ended 30 June 2002: $56,073,000) and the weighted average of 8,998,333,000 (period ended 30 June 2002: 8,995,294,000) ordinary shares in issue during the period.

(b) *Diluted earnings per share*

The calculation of diluted earnings per share for the period ended 30 June 2003 is based on the adjusted profit attributable to ordinary shareholders of $46,846,000 (period ended 30 June 2002: $60,146,000) and the weighted average number of ordinary shares of 9,514,642,000 shares (period ended 30 June 2002: 10,225,301,000) after adjusting for the effects of all dilutive potential ordinary shares.

7. Trade and other receivables

Included in trade and other receivables are trade debtors and bills receivable (net of provision for bad and doubtful debts) with the following ageing analysis based on invoice date:

	At 30 June 2003 $'000	At 31 December 2002 $'000
Within 1 month	46,385	40,931
1 to 3 months	25,712	37,712
More than 3 months but less than 12 months	42,213	22,599
More than 1 year but less than 2 years	451	104
	114,761	101,346

The Group maintains a defined policy with credit period ranging from advance payment to not more than 180 days (31 December 2002: 180 days).

8. Trade and other payables

Included in trade and other payables are trade creditors with the following ageing analysis:

	At 30 June 2003 $'000	At 31 December 2002 $'000
Due within 1 month or on demand	53,176	61,092
Due after 3 months but within 12 months	–	10
Over 1 year	70	70
	53,246	61,172

9. Share capital

	At 30 June 2003 Number of shares (thousand)	At 30 June 2003 $'000	At 31 December 2002 Number of shares (thousand)	At 31 December 2002 $'000
Authorised:				
Ordinary shares of $0.1 each	15,000,000	1,500,000	15,000,000	1,500,000
Issued and fully paid:				
At 1 January	8,998,333	899,833	8,943,333	894,333
Shares issued under share option scheme	–	–	55,000	5,500
At 30 June/31 December	8,998,333	899,833	8,998,333	899,833

10. Commitments

(a) Capital commitments outstanding at 30 June 2003 not provided for in the financial statements were as follows:

	At 30 June 2003 $'000	At 31 December 2002 $'000
Contracted for	1,161	1,348
Authorised but not contracted for	2,825	2,825
	3,986	4,173

(b) At 30 June 2003, the total future minimum lease payments under non-cancellable operating leases are payable as follows:

	At 30 June 2003 $'000	At 31 December 2002 $'000
Within 1 year	601	707
After 1 year but within 5 years	576	915
	1,177	1,622

The Group leases a number of properties under operating leases. The leases run for an initial period of one to three years, with an option to renew the lease when all terms are renegotiated. None of the leases includes contingent rentals.

(c) At 30 June 2003, the Company committed to provide finance of $6,489,000 (31 December 2002: $6,489,000) to an associate of the Group.

11. Litigations

During the six months ended 30 June 2003, the Group instigated litigation against a minority shareholder of a subsidiary in respect of amounts due to the Group totalling approximately $40 million. The Group has pledged an equivalent amount of bills receivable with an authorised bank in the PRC in order to obtain a guarantee issued in favour of the Group to the Dongguan Intermediate People's Court. Full provision has previously been made against the amounts due from the minority shareholder.

Management recognises that the debt collection to be important to the Group and will continue to commit reasonably sufficient resources in this regard. At this stage, the debt recovery work is still in progress, including appointing debt collection agents and making legal claims against certain debtors, in order to recover as much debt as possible.

12. Post balance sheet events

On 18 August 2003, the Group entered into a share transfer agreement with a party which is not connected with the Company for the disposal of the Group's 51% interest in Dongguan Guangnan Stock Development Co., Ltd. ("Dongguan Guangnan") at a consideration of Rmb5 million. According to the agreement, the transaction would be complete subject to fulfilment of certain conditions, including the receipt of the consideration in full and obtaining the necessary approvals from the PRC government authorities. A gain of approximately $9,600,000 is expected from the transaction.

INTERIM DIVIDENDS

The Directors resolved not to declare the payment of interim dividend for the six months ended 30 June 2003 (2002: Nil).

BUSINESS REVIEW

In the first half of 2003, the Group conscientiously targeted its work towards improving management quality and operating system innovation, expediting the disposal of unhealthy assets and peripheral businesses, enhancing its competitiveness through business structure integration and further development of niche enterprises such as the tinplating operation; the Group also aimed at seeking new investment opportunities and actively promoted strategic transformation of enterprises. Therefore, we achieved relatively good operating results despite the unsatisfactory economy environment in the first half of this year.

During the period under review, the Group's turnover amounted to HK$745,165,000, representing a decrease of 16.5% compared with the corresponding period of last year. The main reasons for the decrease in turnover were the dramatic decrease of live and fresh foodstuffs agency business due to the change in policies of the PRC authority regarding state regulated quota management which resulted in the closure of the pond fish agency business, the effect of the outbreak of SARS in the first half of this year in Hong Kong, and the reduction in the foodstuffs trading after the opening up of the chilled chicken market towards the end of 2002 and the cessation of frozen meat trading operation. Except for the decrease in the business of live and fresh foodstuffs and foodstuffs trading which measured 31.9% and 34.3% respectively compared with the corresponding period of last year, tinplating, property leasing, feed production and livestock farming and associate companies business in the PRC all recorded increase. For the six months ended 30 June 2003, the Group had profit before tax of HK$50,187,000, down by 22.2% compared with the corresponding period of last year. The decrease was due to the businesses of live and fresh foodstuffs, foodstuffs trading, feed production and livestock farming and tinplating. The profit attributable to shareholders for the period was HK$45,061,000, down by 19.6% compared with the corresponding period of last year. The basic earnings per share is HK0.5 cents. The Board recommended no payment of interim dividend.

Tinplating

Tinplating operation was the core business and main contributor to profit for the Group. Shortage of steel plates in the first half of this year saw its production and sales volume decreased by 12.3% and 12.5% respectively when compared with the corresponding period of last year. Although the turnover recorded an increase through higher product prices, the operating profit dropped due to the effect of a greater price increase in steel plates and fuels; average gross profit margin dropped from 20.4% to 16.4% compared to the corresponding period of last year. From January to June, the turnover and operating profit of the tinplating operation amounted to HK$275,913,000 and HK$31,738,000 respectively, representing an increase of 4.5% and a decrease of 15.0% respectively compared to the corresponding period of last year. In order to mitigate the effect of the shortage of steel plates and price increase of raw materials on the tinplating operation results, the Group is currently taking measures to expand sourcing channels for steel plates, control power generating costs, scale up property leasing rates and carry out certain technical reform.

Faced with continuously expanding market prospect, the management believed that there are rooms for potential development of the tinplating business. As such, in order to bolster the development of the tinplating business and the PRC property leasing business, so as to increase the Group's competiveness and economic efficiency through strengthening resources realignment, the Group took the decision to merge Zhongshan Zhongyue Tinplate Industrial Co., Ltd. ("Zhongyue Tinplate") and Zhongshan Shan Hai Industrial Co., Ltd. ("Zhongshan Shan Hai"), with relevant merger documents being approved by the corresponding PRC government authorities.

Property Leasing

The Group's leasing properties include the factories and staff quarters of Zhongshan Shan Hai the tinplating factories and equipment of Zhongyue Tinplate and the office property in Hong Kong. From January to June, the property leasing operation maintained steady growth. Revenue and operating profit from property leasing amounted to HK$15,319,000 and HK$10,792,000 respectively, up 21.1% and 18.0% compared to the corresponding period of last year.

Live and Fresh Foodstuffs Distribution

Subsequent to the State's Foreign Economic and Trade Department's deregulation of the pond-fish quota management and chilled fresh chicken and meat market on 1 January 2002 and the end of 2002 respectively, the pond-fish operation managed to sustain for one more year in 2002, after which the Company decided to terminate the pond-fish agency operation. As a result, the turnover decreased by HK$104,729,000 compared to that in the same period of last year. The relapse of the bird flu this February and the outbreak of SARS affected the live chicken operation, its turnover decreased by HK$62,382,000, as such, the turnover of live and fresh foodstuffs operation declined to HK$342,731,000, a decrease of 31.9%. Due to the significant drop in turnover, the commission income also decrease significantly. As a result, the operating profits decreased HK$2,082,000 or 31.7% compared to that in the same period of last year.

To prevent further deterioration of the live and fresh foodstuffs agency operation, the Group has taken positive steps to expand its non-policy regulated agency business and self-operating distribution business, proceeded with quantity-based profits underwriting incentives, significantly streamlined the staff, reduced various costs and expenditures, so as to minimize the impact as caused by the policy adjustment.

Foodstuffs Trading

The trading of foodstuffs recorded a turnover of HK$29,412,000 this January to June, a decrease of 34.3% compared to that in the same period of last year, operating profit amounted to HK$685,000, a decrease of 32.6% compared to that in the same period of last year. The main reason for the decrease in turnover was that since the start of chilled chicken operation in December 2002, it replaced previous frozen poultry operation, and that the rice, amylaceous and egg powder operations also reported a significant drop. Frozen meat trading operation has ceased for the period while there was for the first half of 2002 also contributed to the reduction.

In order to cope with the continuing deflation in the Hong Kong consumer market and the keener competition in the foodstuffs trading operations, the Group is exploring new ideas to reform the foodstuffs trading operations.

Feed Production and Livestock Farming

During the first half, the feed production and livestock farming did not perform as expected. From January to June, turnover was HK$81,790,000. Despite the increase of 21.4% in turnover compared to that in the same period of last year, the operation recorded an operating loss of HK$7,456,000 compared to that in the same period of last year, this was due to sharp increase in provisions for credit sales and the significant increase in the number of pigs infected by diseases resulting in much lower export sales.

Based on the present operating conditions of the feed production and livestock farming operations, the Group performed an overall review on this business segment during the first half of this year. Given that livestock farming operations are subject to local environmental policies, farming conditions are worsening, together with increasing incidence and severity of pig disease together with intensifying competition in the feed market and greater overdue receivables due to the industry's practice to increase sales advances to finance customers, related potential operating risks are on the rise in the feed production and livestock farming operations. Accordingly, the Group determined to gradually divest its peripheral business of feed production and livestock farming operations. In May, a wholly-owned pig farm of the Group in Dongguan carried out a reform in its operation. Through open tender, current assets were disposed of and realized, premises and equipment were rented out. Pursuant to an agreement in August, the Group disposed of 51% shares of Dongguan Guangnan at a consideration of Rmb5,000,000. The divestment of the feed production business is also under consideration.

The Group believes further disposal of unhealthy assets and peripheral business is of benefit to the Group. It is necessary for the Group to achieve a successful business integration and strategic conversion towards its core business. As such, the Group can focus on its core industry business, and also to rebuild a competitive and solid operation system with improved management and returns of capital.

FINANCIAL POSITION

At 30 June 2003, the Group's total assets amounted to HK1,006,421,000 and total liabilities stood at HK$453,292,000 which were increased by HK$43,368,000 and HK$5,226,000, respectively as compared with that at 31 December 2002. The net current assets of the Group increased from HK$73,049,000 as at 31 December 2002 to HK$111,892,000 as at 30 June 2003 and the current ratio (current assets divided by current liabilities) edged up by 9.4% to 1.32 times. The Group's financial position has further enhanced since the last financial year-end date, indicating a continuous move towards improving results and paving the way for future business expansion.

Liquidity and Financial Resources

At 30 June 2003, the Group maintained cash balances of HK$262,598,000, up 8.1% from the cash balances as at 31 December 2002.

The Group's interest bearing borrowings are repayable on demand and carry interest at annual rates ranging from 6.0% to 7.6%. At the end of the period under review, the Group's interest bearing borrowings together with the convertible notes, totalled HK$143,620,000. Accordingly, the Group's gearing ratio, which was measured on the basis of the Group's total interest bearing borrowings and convertible notes over the shareholders' fund, was 26.8%, representing a decrease of 1.3% from that of 28.1% as at 31 December 2002.

As at 30 June 2003, the Group's total available credit facilities amounted to HK$126,044,000, of which HK$47,556,000 have been utilized. The unutilized banking facilities amounted to HK$78,488,000. With its cash holdings, recurring cash flow from its operations and available banking facility, the Group believes that it will have sufficient funds to meet its present operation requirements and to further develop its business in the foreseeable future.

Charges on Group Assets

As mentioned in the annual report of the Company for the year ended 31 December 2002, certain land and buildings of a 51%-owned subsidiary in the PRC, namely Dongguan Guangnan, with gross carrying amount of HK$10,372,000, have been pledged to a bank for a loan of HK$8,479,000 granted to a minority shareholder of Dongguan Guangnan. A provision of HK$10,372,000 was made in the previous year.

At 30 June 2003, certain of the Group's fixed assets with net book value of HK$18,658,000 were pledged to secure general banking facilities amounting to HK$9,044,000 of the Group.

In addition, certain bills receivable of the Group amounting to approximately HK$40 million as at 30 June 2003 has been pledged with an authorised bank in the PRC in order to obtain a guarantee issued in favour of the Group to the Dongguan Intermediate People's Court in a litigation against a minority shareholder of a subsidiary for recovering amounts due to the Group of an equivalent amount.

Exchange Rate Exposure

The Group's assets, liabilities and transactions were primarily denominated either in Hong Kong dollars, US dollars or Renminbi. As the exchange rates of Hong Kong dollars, US dollars or Renminbi were relatively stable during the period, the Group was not exposed to significant exchange risk.

EMPLOYEES AND REMUNERATION POLICIES

At 30 June 2003, the Group has a total of 684 employees, reduced by 124 as compared to the end of 2002, of whom 40 were based in Hong Kong and 644 were based in the PRC. The staff remuneration is determined in accordance with the responsibility for the post, workload, individual performance and prevailing industry practice. The Group implemented control on the total salaries of each subsidiary. At the same time, the "performance bonus" incentive scheme rewarded the management, key personnel and outstanding staff with bonus of a designated proportion based on the profit after taxation achieved. This incentive scheme mobilized the work enthusiasm of the broad ranks of staff members.

PROSPECT

During 2003 and the following year, the Group will focus on integration of structure to secure a reposition in development. With disposal of the livestock farming and feed production operations and non-controlled investments, the Group intends to introduce a further operating system reform in live and fresh foodstuffs distribution and foodstuffs trading and also to acquire industry project with potential. We will establish an industry system with tinplating as core business, aiming to enhance the Group's overall economic strength, profitability and competitiveness, and eventually improve the quality of assets and economic benefits.

AUDIT COMMITTEE

In compliance with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), the Company established an Audit Committee in July 1999. Members of the Audit Committee currently comprise three independent non-executive Directors of the Company.

Regular meetings were held by the Committee and it met three times in the first half of the year to review the Group's annual financial statements and the adequacy and effectiveness of the Group's internal control systems.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the six months ended 30 June 2003, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

COMPLIANCE WITH CODE OF BEST PRACTICE

None of the Directors is aware of any information that would reasonably indicate that the Company is not, or was not during the six months ended 30 June 2003, in compliance with the Code of Best Practice as set out in Appendix 14 of the Listing Rules, except that the non-executive Directors are not appointed for specific terms as they are subject to retirement by rotation and re-election at annual general meetings in accordance with the Company's Articles of Association.

By Order of the Board
Liang Jiang
Chairman

Hong Kong, 15 September 2003